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08004057

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Landesbank Rheinland Pfalz

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**FORMER NAME JUL 3 1 2008 SA

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 04930 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/30/08

LRP 2007

PAST ACHIEVEMENTS, FUTURE PROSPECTS.



ANNUAL REPORT

Landesbank Rheinland Pfalz

LRP ANNUAL REPORT 2007

This year LRP Landesbank Rheinland-Pfalz is celebrating its 50th anniversary. We would like to take this opportunity not only to look back but, more importantly, also to look forward. While nobody can predict the future with any certainty, we have nevertheless asked seven representatives from different social and business backgrounds related to the Rhineland-Palatinate for their answers to the question:

WHAT WILL THE WORLD LOOK LIKE 50 YEARS FROM NOW?

LRP

Member of the LBBW Group

With the compliments of

The Managing Board of
LRP Landesbank Rheinland-Pfalz

Outlooks -
The world 50 years from now

















VALUES



REAL ESTATE



TECHNOLOGY



VITICULTURE



WORKING WORLD



ENERGY



CULTURE

OUTLOOKS -
THE WORLD
50 YEARS FROM NOW

CONTENTS

THE MANAGING BOARD






Dr. Friedhelm Plogmann
Chairman of the Managing Board

Responsibilities:
- Central Staff Units, Corporate Communications
- Personnel and Administration
- Savings Banks, Local Authorities, Bank Services
- Credit/Risk Management, Administration
- LTH State Trust Agency

Daniel F. Juncker
Member of the Managing Board

Responsibilities:
- Corporates
- Structured Finance
- Medium-sized Corporate Customers
- Financial Institutions, Sovereigns, Trade Finance
- Real Estate Customers National
- Real Estate Customers International

Hans-Joachim Strüder
Member of the Managing Board

Responsibilities:
- Investment Banking
- Treasury
- Luxembourg Branch

Hubert Sühr
Member of the Managing Board

Responsibilities:
- Group Steering and Control
- Legal, Taxes, Participations
- Internal Auditing
- Organization and Information Technology
- Credit/Risk Management Real Estate

PREFACE BY THE MANAGING BOARD

Ladies and Gentlemen, dear Business Partners,

LRP continued to make progress even in the difficult environment facing the banking industry in 2007. The increase in gross revenues in our individual business areas demonstrates that we have pushed ahead the further development of our business model focusing on mid-sized companies, structured finance and real estate. By opening offices in Düsseldorf and Paris we have clearly strengthened our presence in local markets as well.

On the other hand, our Bank has not been able to completely isolate itself against the crisis in the international financial markets. The first-time application of IFRS accounting standards in our 2007 annual accounts gives the indirect effects of the market disruptions greater visibility than would have been the case under the German Commercial Code (HGB) accounting rules applied in the previous years. The adoption of the new accounting rules essentially results in a shifting of results between accounting periods due to market price changes in largely sound receivables. There are still a manageable number of default risks which have attracted appropriate impairments. Our risk-bearing capacity concept and our liquidity control system have proven their worth even under the strains of the extremely challenging situation in the capital market.

The systemic crisis in the financial market sector has clearly pushed up funding spreads and will result in a sustained appreciation of funding costs. We are consequently challenged to adjust our business model faster than previously planned. More effective Group integration will help to improve our competitiveness. We will realize cost savings by transferring LRP's staff units and operating areas to LBBW, by unifying our IT systems and by renouncing our separate accounting system. At the same time we intend to expand our direct customer business through even more effective marketing thereby laying the foundations for solid growth in the Rhineland-Palatinate and other regions. Our presence in Mainz is to be secured in the long term by locating exclusive fields of business for the LBBW Group in Mainz, with LRP acting as an independent brand for the Group's regional business.

These changes are scheduled to be implemented at mid-year 2008, coinciding with the 50th anniversary of the foundation of LRP and the Savings Banks Association of Rheinland-Pfalz. This date will mark the beginning of a new era and offer us the opportunity to contribute to the LBBW Group those qualities which once again underpinned our success in the past year – excellent employees, resourcefulness, fast decision-making and a good corporate culture.

We thank you for your continued confidence placed in us during the past year and look forward to the opportunity to work for the success of our customers and business partners in the future.

Yours faithfully,

DR. FRIEDHELM PLOGMANN | DANIEL F. JUNCKER | HANS-JOACHIM STRÜDER | HUBERT SÜHR



VALUES | How important will faith be to people in the future?



FOUR QUESTIONS FOR:

KARL KARDINAL LEHMANN, Bishop of Mainz

Your Excellency, what will the world look like 50 years from now? I am too much of a realist to indulge in almost romantic scenarios for the future. The mission of the church is to recognize the signs of the times and to interpret them for the people of today from a spiritual perspective. This means that the church will always be proactive in shaping the future. Knowing that we are all part of the divine plan, we can head towards the future with confidence. The church has always been by people's side. All it takes is courage and determination.

What role will faith play in your estimation? Social research has repeatedly shown that people's quest for meaning in life continues unabated. As church leaders we have to ask ourselves how we can make our answers relevant for the people of today



and in what areas we can learn from each other. I am confident that the Christian faith will be able to offer convincing answers in the context of any given era.

What values will provide people with orientation in the future? In my estimation, faith, hope and love are the three so-called theological virtues which, sensibly applied to concrete situations, will remain the central values enabling us to live a "life of plenty" (cf. John 10:10).

How can we, as a bank, support people in this endeavour? I am grateful for LRP's wide and varied support for the preservation of the cultural heritage which has been entrusted to us. Many efforts in this area would not even be possible without financial and logistic support from like-minded sponsors.

LRP'S TOTAL ASSETS FROM 1958 TO 2007

Euro billions


Bank
Group
80
70
60
50
40
30
20
10
0
1960
1970
1980
1990
2000

50 years of LRP – a new era (continued)

The development of LRP's balance sheet over the past 50 years is a numerical reflection of the eventful history of this financial institution and the profound structural changes it has undergone. The opening and closing of branches and representative offices, changes in the ownership structures as well as the effects of economic and currency events in the global environment are all detailed in the annual reports published through the years. These annual reports also testify to LRP employees' resolve, commitment and readiness to face and meet the resulting challenges with confidence and determination. LRP's definitive integration into the LBBW Group in 2008 marks the beginning of a new and promising era for its employees.

50 YEARS OF LRP – A NEW ERA

At mid-year LRP will be celebrating the 50th anniversary of its foundation alongside the concurrently established Savings Banks and Giro Association of Rheinland-Pfalz. Through the years LRP has remained instrumental in the federal state's development into a thriving center of medium-sized business while at the same time capitalizing on opportunities in the international financial markets.

REAL ESTATE | Our planet is undergoing a profound change and our living environments are being transformed. How will we be living and working in the future?


1 year
2 years
3 years
4 years
5 years
6 years
7 years
8 years
9 years
10 years
4.0
3.0
2.0
— 2007
— 2006
2005
2004
Source: Bloomberg

Yield curve (swap curve) shows strain at the short end
Returns at year-end in %


2003
2004
2005
2006
2007
2.00
1.50
1.00
0.50
0
Corporate-Rating A
— Corporate-Rating BBB
Source: Thomson Financial

Corporate spreads widened across the board
in percentage points


89 91 93 95 97 99 01 03 05 07
12
10
8
6
4
2
0

DAX 30 (chart in thousands)

Dow Jones (chart in thousands)

Yield of federal government bonds ("Bunds") with a maturity of ten years (chart in %)

Source: Thomson Financial


89 91 93 95 97 99 01 03 05 07
1.60
1.40
1.20
1.00
0.80
0.60

Euro in US-dollars

Source: Thomson Financial

Long-term development of capital market rates



FOUR QUESTIONS FOR:

PROF. DR. KLAUS TÖPFER, former Federal Minister and retired Executive Director of the United Nations Environment Programme (UNEP)

Professor Töpfer, what will the world look like 50 years from now? 50 years from now at least 9 billion people will be living on our planet, compared to 6.7 billion today. When I was born 70 years ago, the world's population stood at 2.7 billion. If mankind is to live in peace 50 years from now, the dramatic wealth divide separating the affluent 25 percent from the poor 75 percent will need to be appreciably alleviated. Apart from technological breakthroughs in energy and raw materials utilization, this will also require a change in our concepts of wealth and well-being.

How will people be living in the future? A lot of the infrastructure and residential structures being built in our cities and regions today will still be in place 50 years down the road. This is why the implications of climate change need to be factored into the planning and building of these structures right away. Our homes will have to shift from being energy consumers to being energy producers. This goal will be achieved through smart solutions for innovative windows and facades. There will be a marked reduction in forced mobility and daily commuting as cross-func-



tional spheres will help break down the traditional separation between working, living, recreation, education, administration and procurement. Consumers' energy and resource awareness will be heightened not least by rising prices.

What future do you envisage in residential construction? Residential construction will focus on thorough refurbishment of existing housing stock. Many billions of euros will be required to upgrade thermal insulation, to improve neighborhoods and make dwellings suitable for cross-generational use in an ageing society. New construction will produce "zero emission buildings" as a minimum but the future clearly belongs to "energy producing buildings". Construction materials will be considerably lighter, with facades, windows and doors being designed for compatibility with solar technology.

What role can our bank play in this process? An efficient LRP has a decisive role to play in accelerating this change towards sustainable, climate-compatible and affordable housing. The savings banks' strong local roots will be invaluable when it comes to providing high-quality advice to people in their regions and communities. In addition, LRP and the savings banks should be instrumental in encouraging, instigating and funding such future-oriented services as energy contracting, to name but one example.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Results of Operations

The contributions to earnings made by the third and fourth quarter of fiscal year 2007, particularly in the lending sector, were clearly shaped by the market distortions resulting from the crisis in the US real estate market. The crisis of confidence responsible for this development, which is still observable on the financial markets currently, is expected to persist at least by mid-2008.

Against the background of this assessment, the results of operations of the LRP Group as of 31 December 2007 provide no more than a snapshot in time affected by market distortions during the period under review. On the whole, these market corrections culminated in strongly negative valuation results from the measurement of portfolios of financial instruments as of the reporting date in the LRP Group. However, the observable price fluctuations of these government, bank and corporate securities with consistently excellent credit ratings do not involve any increased risk of default for the LRP Group. Rather, the value adjustments made essentially reflect price declines in securities by first-rate issuers that were indirectly caught in the downward spiral caused by the financial market crisis. Solid capital adequacy also enables the LRP Group to hold the investment securities in its portfolio until final maturity. Due to this fact, we expect that the reduced earnings that have a negative impact in 2007 will turn to earnings increases in subsequent years when the situation on the financial markets returns to normal.

Consequences of the Financial Market Crisis for the LRP Consolidated Financial Statements
Processing of the crisis on the financial markets was reflected in a manageable number of items. The focus in the LRP Group from a product perspective was on credit default swaps (CDS) and securitization securities in the form of synthetic collateralized debt obligations (CDO), commercial mortgage backed securities (CMBS) und residential mortgage backed securities (RMBS), whose market price fluctuations are shown fully in the net trading income/loss and in net income/loss from investment securities as well as in equity (in the revaluation reserve). The volume of securitization securities totaled € 5.5 billion as of the end of fiscal 2007, the major part of which, i.e. 60.4 % or € 3.3 billion, was accounted for by MBS securities. These securitization securities do not involve direct subprime risks. The LRP Group's indirect subprime commitment amounts to € 292.2 million, a value which is moderate by sector standards. A breakdown of the credit derivative portfolio can be seen in the derivative statistics shown at Note (84) of the Annual Report. The reduced earnings resulting from the market turmoil totaled € 365.5 million, € 257.4 million of which were due to fair value changes in the CDS portfolio.

In addition, further declines in fair value in the "available-for-sale" portfolios that do not have a permanent character had a capital-reducing effect to the value of € 124.1 million. If value adjustments processed as affecting and not affecting net income are analyzed together, the overall effect of the financial market crisis amounts to € 489.6 million.

Development of Results Shaped by the Financial Market Crisis

The LRP Group's fiscal year 2007 and hence the development of the results of operations were largely determined by the consequences of the financial market crisis that began in the third quarter. The fiscal year closed with an overall negative consolidated result after tax of € 91.1 million. Nevertheless, the increase in gross revenue and the attendant positive development of interest and commission income show that we have made good progress in further developing our business model.

The net interest income showed a stable development over the past fiscal year, despite the existence of unfavorable external factors. It rose slightly to € 250.5 million, a 2.1 % or € 5.1 million increase.

Consolidated Income Statement

	2007	2006	Change 2007/2006	
	€ thousands	€ thousands	€ thousands	%
1. Net interest income	**250,475**	245,349	5,126	2.1
2. Allowance for losses on loans and advances	**8,340**	- 20,758	29,098	- 140.2
3. Net fee and commission income	**89,666**	79,486	10,180	12.8
4. Net trading income/loss[1]	**- 219,954**	49,887	- 269,841	- 540.9
5. Other operating income	**7,935**	12,183	- 4,248	- 34.9
6. Total operating income (after allowance for losses on loans and advances)	**136,462**	**366,147**	**- 229,685**	**- 62.7**
7. Administrative expenses	**- 197,495**	- 203,154	5,659	- 2.8
8. Net income/loss from investment securities and from profit and loss transfer agreements	**- 99,856**	18,879	- 118,735	- 628.9
9. Consolidated result before tax	**- 160,889**	**181,872**	**- 342,761**	**- 188.5**
10. Taxes on income and earnings	**69,761**	- 34,933	104,694	- 299.7
11. Consolidated result	**- 91,128**	**146,939**	**- 238,067**	**- 162.0**

1) This item comprises both the actual trading result and, in a narrower sense the net income/loss from financial instruments designated at fair value as well as the result from hedging transactions.

Risk provision in lending transactions improved to a positive value of € 8.4 million, € 29.1 million up on the previous year, favored by significantly higher risk provision write-backs and increased receipts for written-off receivables. This is a reflection of both the unabated conservative risk policy and the high quality of the credit portfolio in the LRP Group.

Commission business was able to build on the positive development of the previous year. Compared to fiscal 2006, the net commission income increased by 12.8 % or € 10.2 million to € 89.7 million. This positive trend was shaped, in particular, by the increase in commissions from credit and guarantee transactions, which grew by 25.9 % or € 8.9 million.

The negative valuation results arising from the observable turbulence in the financial market environment affected the net trading income/loss with € -257.4 million, thereby producing a serious decline in net trading income/loss to € -219.9 million. The declines in fair value as of the reporting date primarily result from the mapping of the widening of spreads accounted for by CDS and synthetic CDO. The net income amount from hedging transactions was € 2.1 million, while the net income from financial instruments designated at fair value stood at € 6.2 million. The original net income from trading activities amounted to € 29.1 million.

Positive cost development

Administrative expenses were reduced by 2.8 % or € 5.7 million to € 197.5 million. The decisive factor in this development was a 2.7 % or € 3.6 million reduction in personnel costs, coupled with a 5.7 % or € 3.2 million reduction in other administrative expenses.

The net income/loss from investment securities showed a net expense increase, standing at € -99.9 million. The major portion of the expenses of this item accumulated in the past fiscal year, i.e. € -101.8 million, was accounted for by valuations from available-for-sale (AfS) portfolios.

Due to the period-related decline in earnings caused by the crisis on the financial markets, the cost-income ratio (CIR) for fiscal 2007 saw a significant increase from 52.55 % to 151.91 %. Once this non-recurring effect has been removed from the ratio denominator, however, the LRP Group – with a CIR of 50.98 % – continues to have a competitive position amongst German banks.

Negative Consolidated Result

The development of the consolidated result in the past fiscal year was marked by the upheavals on the money and capital markets. As a consequence, the development of the consolidated result before and after tax could not escape from the noticeable reduction in both trading result and the net income/loss from investment securities. The aggregation of the result pillars of the LRP Group produced a pre-tax result of € -160.9 million – in environmental conditions that were unusually difficult for the banking sector.

The corporation tax reform had a one-time negative effect of € 42.6 million on the result of fiscal 2007 due to consideration of deferred taxes. The positive development in the "taxes on income and earnings" item to € 69.8 million (compared to € -34.9 million in the previous year) is due, in particular, to the creation of deferred taxes on the assets side in relation to different valuation approaches in the tax regulation world and IFRS accounting for CDS and CDOs. This led to a negative consolidated result of € -91.1 million, a € 238.1 million reduction compared to the previous year.

Net Assets and Financial Position

Business Volume

The business volume recorded an 8.3 % or € 6.5 billion increase to € 85.7 billion in the LRP Group compared to the previous year, which was due almost exclusively to a growth in balance-sheet values. This growth stood at 8.5 % or € 6.1 billion in the same period, thereby enabling consolidated total assets of € 77.9 billion to be achieved as of the reporting date of 31 December 2007.

Asset Transactions

Loans and advances to other banks rose by 38.2 % or € 6.9 billion to € 25.0 billion in fiscal 2007, 21.1 % or € 5.3 billion of this item being accounted for by the Rheinland-Pfalz savings banks. Loans and advances to customers showed a slight increase to € 18.6 billion, a rise of 3.4 % or € 0.6 billion. Domestic companies and private individuals constituted the most significant customer group in the customer credit receivables portfolio, which was balanced in its composition.

As of 31 December 2007, the LRP Group's total credit volume amounted to € 50.1 billion, equivalent to an increase of 19.1 % or € 8.0 billion compared to the reporting date in the previous year. The credit volume includes both loans and advances to other banks and to customers, and guarantee and warranty obligations managed as off-balance-sheet transactions as well as irrevocable credit commitments.

The LRP Group's investment securities, which are classified almost exclusively (around 96.8 %) as "available-for-sale" securities, declined by 4.5 % or € 1.5 billion to € 31.5 billion. This decline was caused almost exclusively by the retirement of special fund items to the value of € 1.3 billion.

The "income tax assets" item stood at € 323.8 million, representing an increase of 74.3 % or € 138.0 million. This was due to changes in temporary differences between the valuation approaches of the financial instruments designated at fair value.

	31 Dec. 2007	31 Dec. 2006	Change	
	€ thousands	€ thousands	€ thousands	%
Assets				
Cash reserve	**142,346**	77,140	65,206	84.5
Loans and advances to other banks	**24,957,912**	18,062,820	6,895,092	38.2
Loans and advances to customers	**18,559,524**	17,955,142	604,382	3.4
Allowance for losses on loans and advances	**- 257,872**	- 297,713	39,841	- 13.4
Positive fair values from derivative hedging instruments	**482,602**	578,875	- 96,273	- 16.6
Trading assets	**2,045,854**	2,006,598	39,256	2.0
Financial assets designated at fair value	**54,459**	181,999	- 127,540	- 70.1
Investment securities	**31,476,192**	32,942,958	- 1,466,766	- 4.5
Portfolio hedge adjustment attributable to assets	**- 7,083**	0	- 7,083	-
Intangible assets	**28,793**	24,383	4,410	18.1
Investment property	**1,575**	8,198	- 6,623	- 80.8
Property and equipment	**93,057**	96,318	- 3,261	- 3.4
Current income tax assets	**29,451**	11,643	17,808	-
Deferred income tax assets	**294,372**	174,189	120,183	69.0
Other assets	**31,811**	26,771	5,040	18.8
Liabilities				
Deposits from other banks	**31,453,961**	26,260,463	5,193,498	19.8
Due to customers	**12,313,006**	11,896,327	416,679	3.5
Securitized liabilities	**28,811,114**	28,193,824	617,290	2.2
Negative fair values from derivative hedging instruments	**363,013**	501,336	- 138,323	- 27.6
Trading liabilities	**1,297,673**	1,338,640	- 40,967	- 3.1
Financial liabilities designated at fair value	**521,238**	17,729	503,509	> 100
Portfolio hedge adjustment attributable to liabilities	**- 15,816**	0	- 15,816	-
Provisions	**470,733**	523,213	- 52,480	- 10.0
Current income tax liabilities	**79,296**	67,803	11,493	17.0
Deferred income tax liabilities	**0**	28,155	- 28,155	- 100.0
Other liabilities	**72,782**	93,644	- 20,862	- 22.3
Subordinated debt	**1,578,949**	1,678,968	- 100,019	- 6.0
Equity	**987,044**	1,249,219	- 262,175	- 21.0
Ordinary share capital	**166,170**	166,170	0	0.0
Retained earnings	**1,097,130**	870,216	226,914	26.1
Net income/expense recognized directly in equity	**- 179,598**	23,152	- 202,750	<-100
Net profit	**- 96,665**	189,674	- 286,339	<-100
Minority interest	**7**	7	0	0.0
Total assets	**77,932,993**	71,849,321	6,083,672	8.5
Trust liabilities	**1,173,570**	1,207,153	- 33,583	- 2.8
Contingent liabilities	**1,269,566**	1,070,615	198,951	18.6
Other liabilities	**5,361,083**	5,064,161	296,922	5.9
Business volume	**85,737,212**	79,191,250	6,545,962	8.3

Funding

Our on-balance-sheet business was funded by our own issues as well as by deposits from other banks and liabilities to customers. At € 28.8 billion, securitized liabilities were an important funding source in the year under review. In line with our diversified funding strategy, we again placed a considerable portion of our new issues in the international capital markets. Deposits from other banks amounted to € 31.5 billion, with deposits made by the Rheinland-Pfalz savings banks contained therein amounting to € 3.7 billion. The item "due to customers" showed a moderate increase to € 12.3 billion.

LRP's own issues were also its most important funding source in the year under review. Altogether, public-sector Pfandbriefe (covered bonds), mortgage bonds and uncovered bearer debentures as well as borrower's notes and loans with a volume of € 5.6 billion (previous year € 2.4 billion) were issued to cover the funding requirement.

The debt issuance program with a total of 9 bonds (previous year 11) and a volume of € 1 billion (previous year € 1.55 billion) was no longer the most important source of sales for LRP, being replaced by financing in the domestic market.

Equity

As of 31 December 2007, the LRP Group's on-balance-sheet equity (equity capital including subordinated capital) amounted to € 2,566.0 million, whereas € 2,928.2 million could be shown in the previous year. The decline is the result of a currency-induced € 100 million reduction in subordinated capital, a € 202.8 million reduction in revaluation reserves and a € 280.8 million reduction in the net profit for the year. This was partially offset by the increase in retained earnings through reinvestment of € 226.9 million of the previous year's result.

On the balance sheet date, the liable capital funds as defined in sentence 2, § 10 (2) of the German Banking Act amounted to € 2,632 million. The modified available equity capital as defined in § 10 (1d) amounted to € 2,586 million. As in previous years, we did not create any new valuation reserves for securities and real estate.

On the balance sheet date, the Group's overall capital ratio pursuant to the Solvency Regulation amounted to 13.0 %. The Principle I total capital ratio stood at 9.4 %. If the transitionally valid equity capital requirements pursuant to § 339 (3) of the Solvency Regulation (SolvV) are taken into account, the result is a total capital ratio of 10.1 %.

Operations after Fiscal Year-end

The turbulence on the financial markets which has continued unabated since the beginning of the year will also preoccupy LRP over the next few months. The capital market environment is likely to remain extremely challenging at least by mid-2008. Should the decline in prices persist across the board, LRP will not be able to extricate itself from this development.

At the end of February, the owners of the Landesbank Baden-Württemberg and the state of Rheinland-Pfalz have agreed, in an outline memorandum, that, on 1 July 2008, LRP shall be converted to a non-autonomous institution and integrated into the LBBW.

TECHNOLOGY |

The energy produced by the sun is currently tens of thousands of times larger than all the energy consumed by mankind. Will we be able to exploit this potential 50 years from now?



FOUR QUESTIONS FOR:

PROF. DR.-ING. UDO UNGEHEUER,
CEO, SCHOTT AG, Mainz

Professor Ungeheuer, what will the world look like 50 years from now? Forecasts extending over several generations are very difficult to make. I expect that the energy problem will be solved by then and that many illnesses can be cured. However, I doubt if the world as a whole will really be more peaceful than today.

What role will solar energy play in your estimation? Of all the renewable energies, solar energy offers the largest potential which can be exploited technically. Parabolic trough power plants covering merely one percent of the surface of the Sahara desert would theoretically be sufficient to cover the





world's entire electricity requirements. In conjunction with photovoltaics this technology can also ensure effective climate protection.

What future do you envisage for your company?
SCHOTT is today better positioned than ever to meet the challenges of technical change and globalization based on our combination of proven activities and forward-looking businesses.

How can our bank support you in this regard?
Our core banks need to understand our markets, be familiar with our businesses and be able to act swiftly and flexibly for us. In other words, the bank must be our partner.

RISK REPORT

Risk-Oriented Management of the Bank as a Whole

The international financial crisis in the second half of 2007 once again underscored the necessity of a durable and effective risk management system as an integral part of overall bank controlling. LRP derives its commitment to a comprehensive risk management system and to careful management of the risks inherent in the banking business from its responsibility to customers, owners and employees. It is for this reason that LRP has been following a conservative risk policy for a number of years now. It is thus in line with the LBBW Group's risk philosophy.

Risk Management System

We define risk management as the use of a comprehensive set of tools to deal with risks. This includes organizational and operational structure, risk management and controlling processes, and Internal Auditing.

Our risk management activities are based on the cornerstones of ongoing monitoring of risk-bearing potential, current risk strategies, conservative risk philosophy and appropriate risk models. This set of tools is continually being further developed and, in 2007, was adapted by subdivisions to the newly applied IFRS accounting principles.

Monitoring the Risk-Bearing Potential

Our risk management activities are based on a proven concept of risk-bearing potential, which has been adapted to IFRS accounting principles and takes all major risk categories into account. Counterparty default risks (individual and country risks), market and operational risks are quantified based on the Value-at-Risk (VaR) approach. The risk parameters are calculated to determine the economic capital requirement ("economic capital"). The business-oriented capital requirement derived from our risk model is compared with the calculated risk-bearing potential. To safeguard LRP's long-term earning power and asset base, stratified standard, stress and worst-case scenarios are calculated and limited to bank and sub-levels, different stochastic methods depending on scenario being used to aggregate the risk categories which take into account the dependencies and distribution functions between the risk categories.

The risk-bearing potential and the business strategy are used to determine annual risk strategies for counterparty, market, liquidity and operational risks, being converted to operational limits in accordance with risk return ratios. The process starts with a general risk strategy, which provides a cross-discipline description of the principles and the overall parameters of risk management. The objective of the credit risk strategy is to incorporate the bank's risk tolerance – based on corporate objectives and the expectations of its owners – into concrete plans for action for the lending business. The credit risk strategy is implemented at the level of business fields derived from the risk-oriented portfolio segments. It is oriented to the current overall parameters for business activity and to the objectives and plans defined in the business strategy, taking into account the existing situation in terms of risk-bearing potential. These overall parameters are monitored on an ongoing basis over the course of the year. The compliance with and use of the limit, the risk-bearing potential and changes to the latter as well as compliance with the strategy are analyzed and presented. The market risk strategy pursues a clear demarcation of responsibilities according to risk category and markets, being based on the permitted products and markets defined at LRP.

The LRP Group companies are integrated into the Group-wide risk management functions, based on the relevant business model and the materiality of the risks. The principle of transparency applies to the LRI as a major equity investment. This enables the relevant individual risk positions to be fully included in the different risk categories.

The transactions of the international branches of LRP are fully integrated into the processes of risk monitoring.

Organization of Risk Management

Risk limits are used to manage default risks, market risks (interest rate, currency and other price risks [e.g. stock and fund risks]) and operational risks. These constitute an upper limit which the loss potential that may become critical under certain market or credit rating changes must not exceed – expressed in the "Value at Risk" (VaR) measurement parameter.

The Managing Board manages and limits the Group risk position by defining risk limits derived on the basis of the concept of risk-bearing potential and by means of board decisions in individual cases. Depending on their nature and the department to which responsibility is assigned, risks are also managed at various levels of the bank. The required separation of functions is always adhered to in these cases.

The existing risk-bearing potential is monitored on an ongoing basis over the course of the year, taking into account market, default and operational risks that have become critical. The Managing Board is informed about the level of existing risk capital at least on a quarterly basis in the context of the periodic risk report. If additional components of risk-bearing capacity (e.g. equity investment values) are subject to material change, this is additionally reported.

Credit Risk Management

The credit risk strategy determines the framework for portfolio management of credit risks. An analytical, actuarial method is used to quantify counterparty default risks at portfolio level. The objective of all control parameters above the borrower level is to secure a risk profile, in both the individual portfolios and in the LRP Group as a whole, which is geared to the risk-bearing potential and bears an appropriate relation to the relevant revenues. In addition, the borrower level also has management tools like ratings and credit upper limits, which create the conditions for management at portfolio level.

The risk profile is matched to the risk-bearing potential by calculating different scenarios in each of which the expected portfolio loss and the economic capital encumbrance from the portfolio risks entered into are compared with suitable components of the risk-bearing potential.

The objective of internal reporting is to provide the Managing Board and other decision makers and key personnel with immediate, event-related and periodic information about unusual figures and special developments in respect of individual borrowers and periodic and, if applicable, event-related (ad hoc) information about unusual figures and developments at portfolio level.

Elements of individual borrower-oriented reporting include, in particular, the borrower-based overdraft list and the early warning system including watch list/ad-hoc reporting. The credit approval process is regulated by a hierarchy of responsibilities stratified according to volume and rating.


Managing Board/Bodies
Credit risk report for the Bank as a whole (Group)
Individual risks
Corporate Finance
Financial Institutions
Real Estate
Public-sector Institutions
Detailed report country risks
Country risk committee

Apart from the tools of credit risk management at borrower level, credit risk management at portfolio level is the second major component of the integrated credit risk management process. Counterparty default risk is broken down in the standard scenario into country and individual risks. A further division into subportfolios is made for the individual risks:

- Corporate Finance
- Financial Institutions
- Real Estate
- Public-sector institutions
- Other

Country risks are managed using net country risk exposure, which takes into account economic dependencies between individual borrowers as well as collateral and guarantees. The individual states have country limits which are integrated into LBBW's country limit system.

The appropriate risk-return ratio is ensured by means of appropriate requirements on risk quality, portfolio granularity and portfolio diversification and continually monitored by means of standardized reporting tools.

The credit risk report is prepared in the Risk Monitoring department at the beginning of each quarter for the quarter end reporting date.

Market Price Risk Management

We define market risks as interest rate, currency and other price risks as well as the associated option risks of the trading and banking book. Both the general market risk and the special price risks that reflect market fluctuations caused by credit ratings are taken into account. The year 2007 saw risk reporting extended to the special price risks of the banking book, which did not affect net income according to the German Commercial Code. In IFRS financial reporting, portfolios categorized as available-for-sale affect the revaluation reserve and equity capital.

Starting with the risk capital allocated for the financial year, a risk aversion factor is used to derive daily VaR limits and to assign them to position managers. Divisional business activities are clearly delineated in terms of organizational structure. Permitted products and markets are approved by the Managing Board on conclusion of the new products process and published in LRP's relevant rules. This ensures appropriate valuation routines, correct work processes and sufficient market liquidity.

Management of Other Risk Categories

Ensuring an active risk culture in managing operational risks is the prerequisite for monitoring and avoiding these risks in the long term. Minimization of operational risks at LRP is primarily the responsibility of the affected specialized divisions in close cooperation with the relevant head office divisions (including IT/Organization and Human Resources). All employees are encouraged to handle operational risks responsibly. Management of legal risks is entrusted to the Bank's legal department. To identify operational risks, for example, the Risk Monitoring department centrally collects and analyzes incidents of loss, reviews existing processes for their susceptibility to these risks and supports the corresponding risk-prevention process adjustments. A quarterly risk report and event-related ad-hoc reports to the Group's Managing Board are used to monitor operational risks.

The Treasury division monitors and manages liquidity risk, which includes, for example, managing the long-term funding risk arising from banking book positions.

If the Bank or a company on which LRP can exercise a controlling influence wishes to acquire, increase, completely or partially sell equity investments, the Managing Board needs to pass a resolution with the consent of the Credit Committee. If the equity investment is strategically important or if it represents unusual capital or liability risks for the Bank, the consent of the Owners' Meeting needs to be obtained. The bases for decision making are prepared by the Equity Investments unit.

Implementation of Regulatory Requirements
SolvV (German Solvency Regulation)/Basel II
Application of SolvV as of 1 January 2007

The Solvency Regulation (SolvV) came into effect on 1 January 2007. It converts the EU Directives 2006/48/EU (Bank Directive) and 2006/49/EU (Capital Adequacy Directive) and hence the Basel Outline Agreement of June 2004 (Basel II) to national law. LRP is one of the few banks in Germany to have fully implemented the regulations from the outset, rather than availing itself of the transitional period pursuant to § 339 (9).

To determine the risk-weighted position values of the counterparty default risk positions, LRP uses IRBA (Internal Rating Based Approach). The Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin – Federal Financial Supervisory Authority) gave its approval for this in December 2006. This recognizes 14 bank-internal rating procedures for estimating the probabilities of default as suitable according to § 56 SolvV. In the first post Solvency Regulation report on 31 March 2007, the internal rating coverage for both the position values and the risk-weighted position values pursuant to the Solvency Regulation amounted to more than 92 %. This means that LRP had already reached the exit threshold pursuant to § 66 SolvV at the beginning of the year.

The Solvency Regulation also requires operational risks to be backed by equity capital for the first time. The attributable amount for these risks is determined in accordance with the standard approach (§ 273 SolvV).

The following table presents the main benchmark data of the 31 December 2007 report according to SolvV. It is striking that the total capital ratio pursuant to SolvV is significantly above that according to Principle I. This reflects both the quality of LRP's credit portfolio and the effect of a reduction in equity capital requirements favored by Basel II when using advanced risk measurement methods.

December 2007	
€ millions	LRP Group
Equity	2,586
Risk assets[1]	19,925
Equity capital requirement	1,594
Total capital ratio	13.0 %
Equity capital requirement (with floor)[2]	2,044
Total capital ratio (with floor)[2]	11.1 %
Core capital ratio[3]	8.7 %
Principle I total capital ratio	9.4 %

1) Also contains market risk positions and operational risks.
2) In accordance with the transitional regulation (so-called floor – § 339 (3) SolvV).
3) Pursuant to § 325 (2) No. 5, defined as ratio of core capital to risk assets as in footnote 1).

Group Integration

In the course of the past year, significant progress was made in the context of a large-scale project for integrating LRP into the LBBW Group's risk management system, with the aim of Group-wide management of counterparty default risks.

Risk Management System for Covered Bond Operations

Our regulatory approved internal market risk model is used to fulfill the requirements that § 27 Pfandbriefgesetz (PfandBG – German Covered Bond Act) places on an adequate set of management tools. Daily risk calculation and limit monitoring ensure constant and adequate net present value (NPV) overcollateralization. Both positions and valuation parameters are reviewed on a daily basis. Similarly, model assumptions are validated in a fixed cycle in the same way as the market risk model. The Managing Board is regularly informed about limit utilization as part of quarterly reporting.

CREDIT RISKS

Counterparty Default Risks

The counterparty risk management instruments used by LRP are based on the definition of the counterparty default risk. At LRP, this refers to the risk of business partners either failing to fulfill their obligations or failing to fulfill them completely. Counterparty default risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.

Management of Credit Risks

The credit risk strategy agreed with the committees defines the framework for our business activities in the context of credit risks and is geared to our corporate strategy and risk-bearing potential. LRP's rules define the guidelines for responsible and risk-oriented lending practices.

The following principles provide the basis for configuring the credit processes, as well as for independent risk assessment and responsible management of credit risks in the LRP Group:

- Credit risks are, in principle, only entered into in relation to appropriate revenue customary to the market.
- The internal risk classification and rating procedures constitute an essential part of credit rating assessment. While the external rating of a recognized rating agency can also be taken into account, the lending decision is always based on the Bank's own credit rating analysis.
- In cases of doubt, the default avoidance principle takes precedence over an interest in generating revenues.
- The credit risks entered into must bear an appropriate relation to the Bank's total capital adequacy and earnings situation. No single credit risk or combination of (interactive) individual risks may reach an order of magnitude that might endanger the Bank's stability.
- If a loan is mainly based on collateral, the costs involved in recovery by the Bank must be appropriate.
- Cross-selling criteria are only relevant if a loan transaction is justifiable by itself on risk criteria.
- In the case of syndicated loans, attention is also paid to the quality of the lead manager and effective co-decision rights.
- The amount of an individual (Group) commitment and hence the LRP Group's share of the total credit provision for a borrower must be appropriate to the size of the borrower and the borrower's risk structure.
- Business partners are handled in such a way that the independence of the credit decision-making processes is guaranteed at all times.
- Transfer risks are only entered into within country limits.

Risk Measurement

LRP uses a wide variety of instruments to measure credit risks. These instruments are quality assured and further developed on a regular basis.

Internal Rating Systems

The Federal Financial Supervisory Authority's regulatory approval of LRP's internal rating approach enabled LRP to switch to using the IRBA basic approach for all major portfolios with counterparty risks as of 1 January 2007. Our own estimates of the probability of default have been used since then to determine capital backing in the context of the internal rating approach. Individual borrowers, groups and, where applicable, transactions are classified using LRP's internal rating systems. The following rating procedures approved by the Federal Financial Supervisory Authority are used:

Rating system	IRBA Receivable class
Regional authorities	Central governments
Central states	
Individual funds	Companies, SMEs
Companies	
Leasing companies	
Leveraged finance	
Open real estate funds	
Private investors	
Insurances	
Banks	Institutions
Investment banks and brokers/dealers	
Commercial real estate financing	Special financing
Project financing	
Structured commodity trade finance	

Structure of the Internal Rating Systems

A number of segment-specific, historical and forward-looking factors are used in the rating systems to perform an estimation of the probability of default and a classification into one of 21 rating classes based thereon. The classification is made independently of any external credit rating assessments of the borrower that may exist.

Use of the Internal Ratings for Other Purposes

Internal ratings serve to support decisions on the extension of loans and provide the basis for numerous controlling tools, e.g. a rating-oriented competence hierarchy and the definition of upper credit limits. Moreover, the ratings serve as yardsticks for the specific processes involved in intensive monitoring, reorganization and liquidation cases.

To quantify counterparty default risks at portfolio level, LRP uses an analytical actuarial process that is integrated into its internal credit risk analysis system. Various key figures such as expected and unexpected loss as well as Value-at-Risk are regularly calculated for the individual portfolios. In addition, key figures are calculated for the individual exposures in order to ensure early recognition of potential risk clusters as well as risk concentrations in certain sectors of the economy and to take suitable counter-measures. The loan portfolio model provides the basis for controlling the loan portfolio in respect of the desired granularity and diversification as well as for using risk-reducing credit derivatives.

Control Mechanisms for the Rating System
The creation of ratings is always subject to the dual control principle. All specialist and technical aspects of the application of the rating procedures are addressed in a Bank-internal rating manual. Compliance with the regulations is ensured technically and, in addition to the operative controls, also monitored periodically by Internal Auditing. Methodological responsibility for the internal rating systems lies with Mr Hubert Sühr's management department in Risk Monitoring, where the procedures are subjected to quarterly backtesting in respect of the correctness of the forecast probabilities of default and validated in the annual cycle. The validation results may give rise to measures for improving or adjusting the rating systems.

Internal Process for Rating Positions or Debtors
A binding set of criteria is used to assign all debtors/ special financing positions to portfolio segments. This assignment determines the IRBA receivable class and the rating procedure to be applied. The risk classification of individual borrowers, groups or transactions is re-determined at least once per year and also immediately updated during the year whenever there are indications of material changes at the borrower or in his immediate environment which affect the borrower's credit standing. The relevant back office divisions are responsible for creating the ratings. Internal rating procedures with IRBA approval exist for the Central Governments, Institutions, Companies, Small and Medium-sized Enterprises and Special Finance receivable classes. The Purchased Receivables, Volume Transactions and Equity Investment Positions receivable classes are excluded from the IRBA application, being handled by the credit risk standard approach (CSA) pursuant to the Solvency Regulation. The excluded receivable classes are subject to risk classification in accordance with MaRisk (Minimum Requirements for Risk Management), possibly with internal risk classification procedures.

LRP also performs stress tests in both economic and regulatory terms to examine the sensitivity of important corporate key figures to systematic rating shifts.

Risk Management
Risks are controlled mainly using the afore-mentioned measurement tools, with the credit risk strategy providing the basis for LRP's credit risk management.

Guidelines for individual transactions ensure that loans are only extended to borrowers having a certain minimum rating. Rating-dependent upper credit limits exist for limiting the counterparty default risks at the level of individual counterparties/issuers. The corresponding monitoring of credit rating is performed in the back office division.

Risk- and Equity-Adequate Pricing

In terms of profitability and risk, a differentiated pricing policy which takes into account transaction-specific collateral and portfolio risks is used to support decision making and pricing when loans are extended. Depending on the individual rating class, rating segment and term, the preliminary costing process calculates both an operating cost margin and the risk and capital margin to take the expected/unexpected loss into account. The results of the preliminary costing process are tracked at individual transaction level in the final costing.

Management at Portfolio Level, Risk Monitoring and Reporting

Group-wide country risk control is based on the net country risk exposure, taking into account economic dependencies between individual borrowers as well as collateral and guarantees. Individual states are assigned country limits which are integrated into LBBW's country limit system. Over the past fiscal year, harmonization of the country risk systems in the LBBW Group was implemented.

Group-wide management of individual risks and country risks at portfolio level is performed on the basis of a VaR approach. A central credit pool provides the data basis for internal reporting (credit risk reports for internal portfolio management) for individual risks, while the net country risk exposure system provides the data basis for country risks. Existing collateral is taken into account according to internally defined algorithms. Taking, in principle, all transactions with counterparty default risks into account, the credit portfolio model is used to determine VaR values for the overall portfolio of the individual risks with relevant subportfolios (Corporate Finance, Real Estate, Financial Institutions, Public-sector Institutions and Other) as well as for country risks, to compare them, in quarterly reporting, with the VaR limits geared to LRP's risk-bearing potential and to communicate them to the decision makers. Approximations/overruns of limits provide valuable control impetus here. Risk reporting on the counterparty default risks at individual level also includes highly concentrated core information about all business fields, the portfolio's main risk drivers with regard to VaR, risk provision and default overviews as well as detailed analyses of the above-mentioned subportfolios. Examinations of focus segments that are currently of particular interest and presentations in respect of the country risks complete reporting.

THE LRP GROUP'S RISK POSITION

Overview

The consolidation group of internal reporting includes the following subsidiaries relevant for credit risk:

- LRP Landesbank Rheinland-Pfalz (Bank), Mainz
- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg
- Lasssarus Handels GmbH, Vienna

This consolidation group is reviewed at least on an annual or event-related basis and adjusted to the prevailing circumstances. The differences between internal control and external accounting values for the maximum default risk can be quantified as follows:

Maximum default risk 31 December 2007		Variances due to		
	Default risk according to IFRS 7	different consolidation groups	methodological valuation differences	Reporting approach
€ millions				
Loans and receivables	45,986	- 2,767	299	43,517
Investment securities	31,113	- 1,837	2,201	31,476
Hedging derivatives	285	0	198	483
Trading assets	1,646	22	432	2,100
Irrevocable credit commitments and other agreements	9,665	- 2,569	- 537	6,558
Total	**88,695**	**- 7,152**	**2,592**	**84,135**

Maximum default risk 31 December 2006		Variances due to		
	Default risk according to IFRS 7	different consolidation groups	methodological valuation differences	Reporting approach
€ millions				
Loans and receivables	36,001	- 734	751	36,018
Investment securities	32,369	- 1,966	2,540	32,943
Hedging derivatives	332	0	247	579
Trading assets	1,722	20	447	2,189
Irrevocable credit commitments and other agreements	9,646	- 3,119	- 512	6,015
Total	**80,070**	**- 5,800**	**3,475**	**77,745**

Group

The economic environment in the euro area remained benign even after the gratifying year of 2006. While BIP growth rates, at 2.6 %, are slightly under those of the previous year, they are still at a satisfactory level. This positive mood has persisted in Germany despite the VAT increase at the beginning of the year. The last quarter of 2007, however, saw the mood darken slightly. Both the lowering of growth prospects for 2008 and, in particular, the significant increase in inflation have had an impact on the mood. Enduring relief is not in sight here until the end of 2008. The catchword of 2007 for the financial sector was the subprime crisis. The interest rate increases in the USA have also caused a time-delayed slackening off of the price dynamics for real estate in the USA. From mid-year onwards, there seemed to be no end in sight for the bad news in the financial sector. By dint of complex structures distributed across the whole world, the crisis even reached countries that were not directly affected. In the wake of the relative lack of transparency of the existing risks, a far-reaching crisis in confidence set in, culminating in a liquidity crisis. In the course of the crisis, important banks took assets from special purpose vehicles to their own books. Losses occurred in the process as a result of revaluation of the assets. While the impact of the US real estate crisis on the world economy has doubtless not yet reached its conclusion, the position of the financial market seems to be more stable again.

The exposure increased from € 84.6 billion to € 88.6 billion. The balance sheet total has also increased from € 71.8 billion to € 77.9 billion. The table shown below presents the maximum default risk (exposure transferred to the balance sheet classes):

Maximum default risk	31 Dec. 2007	31 Dec. 2006
€ millions		
Loans and receivables		
of which loans and advances to other banks	28,559	18,403
of which loans and advances to customers	17,427	17,598
of which receivables from finance leases	0	0
Investment securities		
of which interest-bearing assets	31,030	30,171
of which non-interest-bearing assets	83	2,198
Hedging derivatives	285	332
Trading assets		
of which designated at fair value	17	156
of which held for trading	1,629	1,566
Irrevocable loan commitments and other agreements	9,665	9,646
Total	**88,695**	**80,070**

The breakdown of the portfolio into classes reflects LBBW's business model. Apart from the core business with private and corporate customers (loans and advances to customers), the focus of activity is on business with financial institutions (loans and advances to other banks) and the capital market business (investment securities, trading assets).

Our portfolio quality remains at a high level. In our capital market business, most transactions are entered into with counterparties with investment grade ratings. The focus of the private and corporate customer segments is also on customers classified as investment grade or upper non-investment grade. Lower credit level ratings play a smaller role, but are monitored more closely due to the increased risk.

The proportion of the portfolio that is neither impaired nor overdue amounts to over 99 % of the maximum default risk.

Non-impaired and non-past due assets	Maximum default risk as of 31 Dec. 2007	Non-impaired and non-past due assets as of 31 Dec. 2007	Maximum default risk as of 31 Dec. 2006	Non-impaired and non-past due assets as of 31 Dec. 2006
€ millions				
Loans and receivables				
of which loans and advances to other banks	28,559	28,544	18,403	18,390
of which loans and advances to customers	17,427	17,080	17,598	17,072
of which receivables from finance leases	0	0	0	0
Investment securities				
of which interest-bearing assets	30,952	30,739	30,171	30,171
of which non-interest-bearing assets	83	83	2,198	2,198
Total	**77,021**	**76,446**	**68,370**	**67,831**

There is a very limited amount of past due commitments at LRP (< 1 %). Furthermore, more than 30 % of the past due commitments are still in the maturity band of less than one month.

Past due non-impaired financial assets	< 1 month	> 1 to 3 months	> 3 to 6 months	> 6 to 9 months	> 9 to 12 months	> 12 months	Total
31 December 2007	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Loans and receivables							
of which loans and advances to other banks	1	3	0	1	0	10	14
of which loans and advances to customers	7	1	2	1	0	1	13
Total	**9**	**4**	**2**	**2**	**0**	**10**	**27**

Past due non-impaired financial assets	< 1 month	> 1 to 3 months	> 3 to 6 months	> 6 to 9 months	> 9 to 12 months	> 12 months	Total
31 December 2006	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Loans and receivables							
of which loans and advances to other banks	1	6	1	1	0	3	12
of which loans and advances to customers	16	43	5	0	3	4	70
Total	**17**	**49**	**6**	**1**	**3**	**7**	**82**

The impaired commitments are offset by both the impairments and collateral. This means that further risk of loss is largely restricted to the collateral risk.

Impaired assets	31 Dec. 2007	31 Dec. 2006
€ millions		
Loans and receivables		
of which loans and advances to other banks	0	0
of which loans and advances to customers	334	456
of which receivables from finance leases	0	0
Investment securities		
of which interest-bearing assets	213	0
of which non-interest-bearing assets	0	0
Total	**548**	**456**

LRP's business model can also be seen in the regional diversification. Apart from the core markets of Rheinland-Pfalz and the neighboring regions, LRP is mainly represented in countries of risk category 1 (AAA), with a share of more than 96 %.

Maximum default risk	Western Europe	Eastern Europe	Asia/ Pacific	North America	Latin America	Africa	Total
€ millions							
Loans and receivables							
of which loans and advances to other banks	27,326	775	256	124	62	15	**28,559**
of which loans and advances to customers	15,467	392	194	1,271	58	47	**17,427**
of which receivables from finance leases	0	0	0	0	0	0	**0**
Investment securities							
of which interest-bearing assets	25,846	488	582	3,894	84	59	**30,952**
of which non-interest-bearing assets	83	0	0	0	0	0	**83**
Hedging derivatives	188	0	14	83	0	0	**285**
Trading assets							
of which designated at fair value	17	0	0	0	0	0	**17**
of which held for trading	1,566	0	1	61	0	0	**1,629**
Irrevocable loan commitments/ other agreements	8,543	227	178	655	59	4	**9,665**
Total	**79,035**	**1,882**	**1,226**	**6,087**	**263**	**124**	**88,617**


Others
4 %
North America
7 %
Western Europe
89 %

Breakdown by regions

LRP's portfolio is also widely diversified in terms of size classes. Larger commitments are to be found exclusively in the best rating classes. No individual commitment exceeds one percent of the maximum default risk.

Market Price Risks

The main component of market risk management is our internal VaR model, which has regulatory approval for the general and special price risks of interest rate and net stock positions. Since the first audit of the model in the year 2000, equity capital backing has been performed with the best possible weighting factor of 3.0 – i.e. without add-on.

The risk model fulfills the quantitative and qualitative requirements defined in § 315 and § 317 of the Solvency Regulation. In the context of a historical simulation, a combination procedure[4] is used to estimate the risk potential for a holding period of one trading day based on a history of 250 days and a confidence level of 99 %. This simulation is complemented by stress and worst-case scenarios which are used to analyze extreme market movements. The stress scenarios are based on a history dating back to 1 January 1990. This continually growing history, containing about 4,600 scenarios, provides not only unusually large market data shifts, but also a large number of extreme correlation changes.

4) In the combination procedure, all non-linear products are subjected to a full evaluation, while the remaining portfolio components are valuated by means of a delta/gamma analysis.

These analyses are complemented by individual shift scenarios that simulate worst-case movements tailored to the portfolio and have not been observed before to such an extreme extent.

A wide variety of analyses are performed to examine the quality of the VaR forecasts. Of special importance is backtesting, which involves the comparison of the VaR (a quantification of a potential negative change in the portfolio value), with actual changes in the portfolio value. Backtesting is performed at a wide variety of portfolio levels and comprises both the actual market changes (clean backtest), taking price and/or interest rate changes into account, and the net trading income/loss (dirty backtest). This allows the quality of the stochastic VaR forecast and the suitability of the selected risk model and parameterization to be monitored. As the following chart makes clear, our model shows good sensitivity to the portfolio structure despite its conservative orientation. Although the equity markets were very volatile in 2007, we observed only three outliers reportable to the Federal Financial Supervisory Authority. In addition to these daily analyses, all valuation and risk models as well as the assumptions included in the scenarios are reviewed annually in the context of complex model validation.


4.5
3.0
1.5
0.0
-1.5
-3.0

Value-at-Risk (VaR) and backtesting results of the trading book
Bank

- VaR
- Clean Backtest

The VaR and result information is reported on a daily basis. The limit and its utilization, the accounting and financial result, the allocated risk capital and its consumption as well as the risk-return ratio are presented both for the trading book and the banking book. An extensive risk report with detailed risk-return analyses for the portfolios is prepared in a quarterly cycle. The periodic reports are supplemented by ad hoc evaluations.

The following tables provide a summary of VaR utilizations in the Group and at sub-level in 2007.

VaR 99 %/10 days	Average	Maximum	Minimum	28 Dec. 2007
€ millions				
Entire LRP Group	23.8	36.5	12.9	13.7
LRP Bank	15.3	24.7	4.2	5.3
Interest rate risks	4.3	7.3	1.8	5.4
Other price risks	13.0	21.2	1.5	1.8
Currency risks	0.6	2.0	0.2	0.6
LRI	11.4	19.9	6.6	14.7

VaR 99 %/10 days	Average	Maximum	Minimum	28 Dec. 2007
€ millions				
LRP Group trading book	12.9	19.8	8.0	17.1
LRP Bank	7.7	11.2	4.5	8.7
Interest rate risks	5.5	9.2	3.2	6.3
Other price risks	1.7	3.9	0.9	1.8
Currency risks	0.6	2.0	0.2	0.6
LRI	5.2	13.2	2.2	8.4

Interest Rate Risks in the Banking Book

The interest rate risks in the banking book are limited in the same way as the market risks in the trading book and are reported on a daily basis. While credit standing risks are also included in internal risk management, the following presentation provides an analysis of the impact of a sudden and unexpected change in the interest rate, as required by Circular 07/2007. The resulting indicator of around 0.02 % is significantly below the threshold of 20 %, above which there is a reporting requirement.

Interest rate shift difference (€ millions)	
+ 1.3 %	- 1.9 %
0.501	- 0.538
+ 1.3 % EUR	- 1.9 % EUR
0.061	0.101
+ 1.3 % USD	- 1.9 % USD
- 0.129	0.207
+ 1.3 % CHF	- 1.9 % CHF
0.602	- 0.904
+ 1.3 % GBP	- 1.9 % GBP
- 0.005	0.009
+ 1.3 % JPY	- 1.9 % JPY
- 0.029	0.050

Operational Risks

Since operational risk is an inherent part of our banking activities, it is included in our comprehensive risk analysis. As a result of the growing complexity and increasing innovation speed of banking activities and the huge rise in sophisticated technologies witnessed over the past few years, coupled with rising fraudulent activities, the Operational Risks (OpRisk) risk type is becoming more and more important. We have acknowledged this for a number of years now in the form of our Group-wide monitoring and active control.

In line with the Basel Committee and the national capital regulations, LRP defines OpRisk as "risks that arise from inadequate or failed internal processes, people and systems or from external influences". This definition includes legal risk, but excludes strategic or reputational risks.

Risk Strategy

The "strategy for dealing with operational risks" defines, for all business activities, the necessary overall parameters for a Group-wide, uniform system for identifying, assessing, controlling, monitoring and communicating operational risks. The strategy is based on the LRP Group's risk-bearing potential. The Group-related loss potential arising from operational risks is estimated according to the Basel standard approach.

Organization and Responsibility

The primary responsibility for managing operational risks lies with the specialized divisions and Group companies. These are supported by the central Control Division, which provides methods and tools for controlling and managing operational risks.

Risk Management Tools

Data and findings from internal loss incidents and from the risk profiles updated on an annual basis are recorded in the central risk manager's regular reporting on the Bank's risk situation. This provides the basis for adequate measures geared towards identifying potential loss incidents and taking precautions for their avoidance. In addition, the external incident database and the risk indicators are key tools for identifying and assessing this type of risk.

LBBW is developing a VaR approach on behalf of the Group to quantify economic capital and integrate this parameter into overall bank controlling. In addition to internal data, calculations include data from the Operational Risk Data Consortium (DakOR).

IT Risks

LRP continues to comply with international IT security standards and will operate in future in line with the standards that set the tone within LBBW (ISO standards 27001 and 27002). A policy of linking up to guidelines and processes that have been standardized across the Group will continue to be pursued.

LRP has set up a special IT crisis response team to ensure that its business operations are maintained and can function if IT systems fail; in the event of an emergency, this team will coordinate all activities and provide centralized communications capability, in accordance with defined procedures. Corresponding emergency plans for maintaining operations manually are available in the specialized divisions.

LRP maintains two independent, geographically separate data centers. In terms of mainframes, LRP uses LBBW's infrastructure with the backup solutions implemented there. Catastrophic failure tests are run regularly to verify functionality and to train employees. In addition, alternative workstations have been set up for the trading area.

LRP does not currently face any unusual IT risks. LRP has ensured well-organized IT operations for the future by constantly updating and improving its IT environment.

Personnel Risks
The aim of personnel risk management at LRP is to identify negative trends (risk monitoring) and to evaluate appropriate measures for preventing/minimizing risks (risk management).

The Human Resources division distinguishes between various types of personnel risk for purposes of risk monitoring and management. The goal is to identify bottleneck, resignation, adjustment, and motivation risks early on, and to minimize the resulting costs, such as staff recruitment, termination, and staff turnover expenses. Periodically evaluating and analyzing key personnel indicators, such as turnover rates, absences, or data concerning personnel development measures (particularly management training measures), as well as comparing these indicators across the Group, creates transparency with regard to these risks.

In the "Resignation Risk" category, for example, employees leaving LRP are asked about their reasons for leaving. This provides them with another opportunity to freely express their opinion about LRP as an employer.

In addition to attracting talent from the external labor market, the Human Resources division concentrates on developing and promoting junior staff within the company. In order to counter the risk of a lack of high-performance employees ("bottleneck risk"), employee potential is continually further developed. The age structure of LRP's employees is subject to particularly close observation in respect of demographic changes, even if this does not require any action in the immediate future. In addition to these traditional indicators, qualitative indicators must be included to enable personnel risks not simply to be extrapolated from past experience, but also to be projected into the future and analyzed.

LRP has already implemented a series of measures to counter possible personnel risks, focusing, in particular, on ensuring that employees are qualified to do the jobs assigned to them. To this end, for example, specialist and personal training programs are implemented annually.

No developments that might endanger the existence of LRP could be identified in 2007.

Legal Risks
Legal risks comprise the risk of losses due to non-compliance with the framework of rules established by legal regulations and court rulings. These risks arise from a lack of knowledge (including cases where this is unavoidable or the employee is not at fault), insufficiently careful application of the law, or untimely reaction to changes in the general legal framework.

The Bank's legal department is in charge of managing legal risks. In particular, it provides advice on legal matters to the Bank and LRI Landesbank Rheinland-Pfalz International S.A. In addition, its responsibilities include early identification of legal risks in business units and central divisions and limiting these in an appropriate manner. To minimize legal risks and simplify the business activities of the front office and trading divisions, the legal department, which covers national and international law, has itself developed a variety of contract forms and sample contracts or approved them after examining their suitability for use by the Bank's business divisions. Approved, standardized contract materials are used for all derivative transactions. If legal issues arise in new areas of business or during development of new banking products, the legal department supervises and actively participates in these processes.

Furthermore, the legal department monitors all planned legislation, developments in court rulings, and new standards stipulated by the supervisory authorities in the Bank's key areas of activity, in close cooperation with the Federal Association of Public-Sector Banks in Germany (VÖB) and the German Savings Banks Association (DSGV).

If this results in LRP needing to take action or adapt its policies, the Legal, Taxes and Participations department is instrumental in disseminating information quickly and implementing measures within the Bank.

LRP currently faces no legal risks that might threaten its existence. The Legal, Taxes and Participations department also has no reason to believe that such risks will arise at LRP in the foreseeable future.

Liquidity Risks

The aim of safeguarding liquidity is to guarantee that all payment liabilities can always be met on the due date.

Liquidity management manages the ratio of liquidity reserves that will be available in future periods to the payment liabilities that will exist in the same periods. A liquidity risk exists, in principle, if not all possible payment liabilities across all time horizons are covered by available liquidity reserves, the focus being placed on the short-term time horizons (= the next 30 calendar days). The short-term gaps are limited internally in such a way that, even in the case of massive reputational damage, solvency is guaranteed by high-grade liquidity reserves, i.e. a potential funding requirement from payment receivables and obligations including contingent liabilities in euro (incl. FC in equivalent euro values) can always be completely covered by free ECB collateral within the next five trading days.

A funding spread risk exists, in principle, if not all asset transactions affecting liquidity are funded according to their margin limits or not all liability transactions affecting liquidity are offset by asset transactions that comply with their margin limits.

Short-Term Liquidity Risk and Funding Risk

LRP's medium to long-term funding policy or issue strategy provides the basis for the Bank's solid and continuous liquidity adequacy and has a significant influence on the short-term liquidity situation. LRP monitors liquidity in its everyday business activities, according to external (LiqV – Liquidity Regulation) and internal procedures. To this end, a liquidity overview is prepared that is accurate to the day for the first 30 days, accurate to the month in terms of a year's perspective and accurate to the year for a long-term forecast. The overview makes use of various assumptions for assessing solvency and funding spread risks. The scenarios take into account the utilization of credit commitments, the defaults on payment receivables or the utilization of credit derivatives/guarantees and other aspects (such as price loss of liquidity reserves). The earliest possible time is assumed for deduction of due liabilities. The effects of worsening credit ratings on the financial result are also examined. In addition, detailed emergency planning exists for safeguarding solvency in emergency situations.

Assets and Liabilities according to Contractually Agreed Payment Dates

Consolidated liquidity overview as of 31 December 2006

	< 1 month	> 1 to 3 months	> 3 to 12 months	> 12 months to 5 years	> 5 years
€ millions (counter values)					
Principal payments					
Inflow of funds	5,830.45	2,879.16	9,767.20	29,286.26	19,702.61
Outflow of funds	14,358.42	7,879.90	6,547.86	18,821.89	18,608.15
Interest payments					
Inflow of funds	203.72	359.74	1,289.77	5,281.23	8,979.68
Outflow of funds	195.80	272.80	998.11	3,663.68	4,948.97
Net balance of payments from interest rate derivatives[1]	0.78	- 16.76	- 24.80	400.38	45.38
Forex transaction					
Inflow of funds	733.69	86.87	331.87	435.20	36.35
Outflow of funds	720.76	76.48	332.94	436.54	36.32

Advances on current account/balances with intra-bank accounts incl. ECB	1,427.38
Sight and time deposits (incl. intra-bank accounts)	2,979.10
Irrevocable credit commitments and guarantees	6,003.25

Consolidated liquidity overview as of 31 December 2007

	< 1 month	> 1 to 3 months	> 3 to 12 months	> 12 months to 5 years	> 5 years
€ millions (counter values)					
Principal payments					
Inflow of funds	10,200.48	2,617.07	9,827.76	28,073.43	20,975.01
Outflow of funds	12,426.46	13,015.61	8,305.62	19,430.77	16,942.67
Interest payments					
Inflow of funds	254.26	400.60	1,303.30	5,713.60	10,576.10
Outflow of funds	235.25	413.57	1,007.84	3,530.85	4,766.28
Net balance of payments from interest rate derivatives[1]	- 8.37	40.54	82.96	524.28	159.95
Forex transaction					
Inflow of funds	700.97	548.19	204.54	216.21	8.76
Outflow of funds	707.97	544.41	205.00	215.64	8.75

Advances on current account/balances with intra-bank accounts incl. ECB	2,088.02
Sight and time deposits (incl. intra-bank accounts)	- 1,936.63
Irrevocable credit commitments and guarantees	5,352.06

[1] without stock exchange derivatives, without options

Equity Investment Risks

LRP makes equity investments to support or complete original transactions and to transfer functions or business divisions. The portfolio serves to fulfill the Bank's business objectives, in accordance with risk and return criteria. In terms of LBBW Group membership, a decision was taken to re-dimension the Equity Investment division and to transfer equity investments to LBBW.

In terms of risk aspects, important equity investments need to be distinguished from the other equity investments. Important, in our view, are three subsidiaries that account for 85 % of the investment capital of € 2.2 billion (as of 31 December 2007). They are closely integrated into LRP's business and risk strategy and LRP's risk controlling. Members of LRP's Managing Board and delegates of the Managing Board are represented in the committees there. Important decisions cannot therefore be taken without their consent. LRP's Auditing Department carries out regular audits of these companies. There are detailed regulations governing equity investments and these are laid down in an operating instruction. Major commitments are not entered into without extensive due diligence, with consultancy support, where applicable. The lowest level of competence, as agreed by the Managing Board, is the Credit Committee. If equity investments are to be classified as credit substitutes, not only the opinion of the Equity Investment division, but also that of the back office needs to be obtained. The regulations for monitoring equity investments require the Equity Investments division to prepare annual standardized templates in which the annual financial statements of the investees are assessed and resolution recommendations for the AGM are submitted to the relevant key personnel. If, as with the Bank's more important equity investments, Supervisory Board mandates exist, the Equity Investments division or the mandate holder is in regular receipt – possibly in addition to the quarterly reporting to LRP – of the relevant situational report, usually consisting of a numeric controlling section with explanations, along with the documents for the meetings, as well as the annual corporate planning measures. In the context of ongoing monitoring of the investees, the responsible key personnel and mandate holders may be provided with information in the course of the year, if required. This holds, in particular, if serious problems occur, if there are major changes within a company or if a report on the progress of negotiations (e.g. in the case of the acquisition or sale of equity investments) needs to be provided. If there is a considerable worsening of the credit rating of a company in which the Bank has a direct or indirect equity investment and this is of significance to the Bank and if a direct equity investment is depreciated to the memo value, the responsible member of the Managing Board must report this to the Bank's Credit Committee at the next meeting.

A report on the entire equity investment portfolio is prepared once a year and communicated to the Group's Managing Board. This report provides statements about business volume development and sector, size class and risk class structure as well as results/profitability, while also outlining the prospects for the coming year.

Real Estate Risks

Real estate risks in the sense of potential negative changes in the value of LRP's own holdings due to deterioration of the general real estate market or deterioration in the particular attributes of individual properties (vacancies, changes in options for use of the property, damage, and so on) do not exist.

Summary of the Risk Situation

LRP implements relevant measures to limit or minimize all material risks in the Bank and the Group. Risk provision based on prudent value adjustments is carried out to address credit risks, and sufficient capital is made available to cover all risks.

The risk types (counterparty default risks [individual and country risks], market and operational risks) are quantified on the basis of the Value-at-Risk (VaR) approach. Aggregated as economic capital and supplemented by a buffer for liquidity and other risks, they are compared with the risk-bearing potential that has been calculated.

This reveals that risks in the normal scenario only account for a small portion of LRP's risk-bearing potential. The major part is available as a buffer for non-quantifiable risks and risk values according to stress and worst-case scenarios, reflecting LRP's conservative risk policy.

The year-end shows a market-induced consumption of risk-bearing potential, which is due, in particular, to the increase in spreads in the second half of the year.

Forecast Report

Anticipated Economic Development

The economy in 2008 is no longer likely to achieve the same vitality as in the past year. In terms of the world economy, we expect there to be a slowdown in growth from 4.7 % to around 4.0 %. The USA, where the consequences of the crisis in the mortgage and securitization market at the turn of the year 2007/2008 resulted in a clear deceleration of growth, has initiated the slowdown. We do not expect the USA economy to begin to revive until the second half of 2008 when the expansive impetus from preceding interest rate cuts and the planned tax cuts starts to have an impact in the real economy and the crisis on the financial markets is gradually overcome. After 2.2 % in 2007, the USA is likely to achieve a total BIP growth of 1.5 % in 2008.

In the euro zone, we expect a growth rate of 1.8 % for 2008, following 2.6 % in the previous year. It is particularly the cooling down of the world economy triggered by the USA that is having a negative impact. Positive factors include the continued high growth in the emerging nations of Asia and Eastern Europe, coupled with a robust domestic economy which is profiting from a sizeable increase in employment (+ around 3 million in 2007). While 2007 saw a BIP growth of 2.5 % in Germany, we expect there to be a cooling down to 1.7 % in 2008. While it was export and equipment investment that caused the upswing in 2007, 2008 is likely to see private consumption becoming a pillar of economic activity. The radical improvement in the situation on the German labor market should give private consumption a boost. Against the backdrop of an economy that is weaker in comparison with the previous year, but nevertheless still robust, returns on German government bonds should pick up speed again over the course of 2008 after experiencing a decline from mid-2007 onwards.


2003
2004
2005
2006
2007
110
100
90
80

Assessment of the situation above expectations
ifo-business climate

— Situation
— Expectations

Source: Thomson Financial

The main risks to the scenario outlined are, in our view, continued aggravation of the situation on the credit markets and such aggravation spreading to the stock markets, with corresponding consequences for the banking sector and lending practice. In addition, the increase in consumer prices represents a danger to the economy. If wage agreements causing second-round effects are reached in the pending collective bargaining, the inflation rate can be expected to remain significantly above 2.0 % for a lengthy period of time. In this case, the ECB would be confronted with a conflict of objectives. On the one hand, its remit to safeguard price stability would require tightening of monetary policy. On the other hand, the downturn in the USA is also likely to have an (albeit attenuated) impact in the euro zone, with a time delay of several months. Depending on the extent of the impact, this could conversely indicate scope and, indeed, requirement for lowering interest rates.

The systemic crisis in the financial market sector has led to a significant increase in funding spreads and will increase funding costs in the long term. This will cause us to adjust our business model sooner than previously planned. Increased Group integration will lead to an improvement in competitiveness. We intend to achieve cost savings by transferring LRP's head office and operational divisions to LBBW, by implementing uniform IT systems and by doing without our own accounting at LRP. At the same time, we intend to expand our direct customer business by even more rigorous market development, thereby laying the foundation for solid growth in Rheinland-Pfalz and other regions. Establishing exclusive business fields for the LBBW Group in Mainz is designed to safeguard the location in the long term, enabling LRP to emerge as an autonomous brand for regional operations.



VITICULTURE | "In vino veritas", as the saying goes. But does wine also hold a promising future? Will today's Palatinate become the Burgundy of tomorrow?



FOUR QUESTIONS FOR:

STEFFEN CHRISTMANN, President of the VDP. Die Prädikatsweingüter, Neustadt-Gimmeldingen

Mr Christmann, what will the world look like 50 years from now? Global convergence will continue and commodity flows will become ever more globalized. Consumption will become more regional and extremely global at the same time. The greatest success will be achieved by those regions and countries which focus on their original strengths and produce authentic, unique and therefore inimitable products.

What role will climate change play in your estimation? Climate change will be a major challenge. An adjustment to the changing conditions is indispensable. I am confident that the warming of our region will even be beneficial to some extent and that the people in our region are creative enough to come to terms with this change.

What future do you envisage for viticulture? Wine growers in our region will be particularly challenged to focus on their own strengths and traditions. This region is arguably unique in the world



with regard to its knowledge of the diversity of its vineyard sites, which offers the basis for unique and inimitable wines to enhance people's wine enjoyment. Natural viticulture will also gain in importance; only vineyards which are in perfect harmony with nature have the ability to adjust to climate change. Building on these foundations, viticulture in the Rhineland-Palatinate now has the opportunity to restore the status it enjoyed in the Belle Époque and to establish itself as one of the world's premier wine-growing regions over the next 50 years.

What can our bank do for medium-sized companies like yours? I foresee a long phase of economic upswing and prosperity for our wineries. These years will require substantial investments and forward-looking projects. We will require support in the form of business and financial expertise which can best be provided by a bank which has its roots in the region and is perfectly familiar with viticulture and the opportunities it offers for the future.

CONSOLIDATED FINANCIAL STATEMENTS OF LRP LANDESBANK RHEINLAND-PFALZ AS OF 31 DECEMBER 2007

CONSOLIDATED INCOME STATEMENT

of LRP Landesbank Rheinland-Pfalz, Mainz
for the Period from 1 January 2007 to 31 December 2007

	Notes	1 Jan. - 31 Dec. 2007	1 Jan. - 31 Dec. 2006	Change	Change
		€ thousands	€ thousands	€ thousands	%
Net interest income	(42)	**250,475**	245,349	5,126	2.09
Allowance for losses on loans and advances	(43)	**8,340**	- 20,758	29,098	- 140.18
Net interest income after allowance for losses on loans and advances		**258,815**	224,591	34,224	15.24
Net fee and commission income	(44)	**89,666**	79,486	10,180	12.81
Net trading income/loss	(45)	**- 228,256**	50,544	- 278,800	- 551.60
Net income/loss from financial instruments designated at fair value	(46)	**6,231**	1,293	4,938	381.90
Net income/loss from hedging transactions	(47)	**2,071**	- 1,950	4,021	- 206.21
Net income/loss from investment securities	(48)	**- 101,743**	18,885	- 120,628	- 638.75
Net income from investment property	(49)	**1,887**	- 281	2,168	- 771.53
Administrative expenses	(50)	**- 197,495**	- 203,154	5,659	- 2.79
Other operating income	(51)	**7,935**	12,183	- 4,248	- 34.87
Net income/loss from profit and loss transfer agreements		**0**	275	- 275	- 100.00
Result before tax		**- 160,889**	181,872	- 342,761	- 188.46
Income tax	(52)	**69,761**	- 34,933	104,694	- 299.70
Result after tax		**- 91,128**	146,939	- 238,067	- 162.02
Consolidated result		**- 91,128**	146,939	- 238,067	- 162.02

CONSOLIDATED BALANCE SHEET

of LRP Landesbank Rheinland-Pfalz, Mainz
as of 31 December 2007

	Notes	31 Dec. 2007	31 Dec. 2006	Change	Change
		€ millions	€ millions	€ millions	%
Assets					
Cash reserve	(7, 55)	**142**	77	65	84.42
Loans and advances to other banks	(8, 35, 56)	**24,958**	18,063	6,895	38.17
Loans and advances to customers	(8, 35, 57)	**18,560**	17,955	605	3.37
Allowance for losses on loans and advances	(11, 58)	**- 258**	- 298	40	- 13.42
Positive fair values from derivative hedging instruments	(8, 33, 59)	**483**	579	- 96	- 16.58
Trading assets	(8, 33, 60)	**2,046**	2,007	39	1.94
Financial assets designated at fair value	(8, 33, 60)	**54**	182	- 128	- 70.33
Investment securities	(8, 32, 48, 61)	**31,476**	32,943	- 1,467	- 4.45
Portfolio hedge adjustment attributable to assets	(8, 33)	**- 7**	0	- 7	
Intangible assets	(12, 62)	**29**	24	5	20.83
Investment property	(13, 28, 63)	**2**	8	- 6	- 75.00
Property and equipment	(14, 15, 30, 64)	**93**	96	- 3	- 3.13
Current income tax assets	(16, 52, 65)	**29**	12	17	141.67
Deferred income tax assets	(16, 29, 52, 65)	**294**	174	120	68.97
Other assets	(17, 66)	**32**	27	5	18.52
Total assets		**77,933**	71,849	6,084	8.47

CONSOLIDATED BALANCE SHEET

of LRP Landesbank Rheinland-Pfalz, Mainz
as of 31 December 2007

	Notes	31 Dec. 2007	31 Dec. 2006	Change	Change
		€ millions	€ millions	€ millions	%
Equity and Liabilities					
Deposits from other banks	(8, 34, 67)	**31,454**	26,260	5,194	19.78
Due to customers	(8, 34, 68)	**12,313**	11,896	417	3.51
Securitized liabilities	(8, 34, 69)	**28,811**	28,194	617	2.19
Negative fair values from derivative hedging instruments	(8, 33, 70)	**363**	501	- 138	- 27.54
Trading liabilities	(8, 71)	**1,298**	1,339	- 41	- 3.06
Financial liabilities designated at fair value	(8, 71)	**521**	18	503	2,794.44
Portfolio hedge adjustment attributable to liabilities	(8, 33)	**- 16**	0	- 16	
Provisions	(18, 27, 36, 72)	**471**	523	- 52	- 9.94
Current income tax liabilities	(16, 52, 73)	**79**	68	11	16.18
Deferred income tax liabilities	(16, 29, 52, 73)	**0**	28	- 28	- 100.00
Other liabilities	(17, 74)	**73**	94	- 21	- 22.34
Subordinated debt	(19, 26, 75)	**1,579**	1,679	- 100	- 5.96
Equity	(20, 31, 76)	**987**	1,249	- 262	- 20.98
Ordinary share capital	(76)	**166**	166	0	0.00
Share premium	(76)	**0**	0	0	
Retained earnings	(76)	**1,098**	870	228	26.21
Net income and expense recognized directly in equity	(76)	**- 180**	23	- 203	- 882.61
Net retained profit	(76)	**- 97**	190	- 287	- 151.05
Minority interest	(76)	**0**	0	0	
Total equity and liabilities		**77,933**	71,849	6,084	8.47

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

of LRP Landesbank Rheinland-Pfalz, Mainz
for the Period from 1 January 2007 to 31 December 2007

	Notes	Attributable to shareholder 1 Jan. - 31 Dec. 2007	Attributable to shareholder 1 Jan. - 31 Dec. 2006
€ millions			
Retained earnings			
Actuarial gains/losses	(18, 27, 72)	33	7
Effect of limit in IAS 19.58 (b)	(18, 27, 72)	0	0
Net income and expense recognized directly in equity			
Gains/losses from the remeasurement of available-for-sale financial instruments	(48, 61, 76)		
Changes directly taken to equity		- 192	- 16
Transferred to profit or loss		0	0
Gains/losses from the measurement of cash flow hedges	(47, 76)		
Changes directly taken to equity		- 1	- 6
Transferred to profit or loss		0	0
Currency translation differences	(76)	0	0
Income and expense recognized directly in equity		- 160	- 15
Consolidated result		- 91	147
Income and expense recognized directly in equity	(76)	- 251	132

The composition of shareholders' equity is explained in Note (76).

CONSOLIDATED CASH FLOW STATEMENT

of LRP Landesbank Rheinland-Pfalz, Mainz
for the Period from 1 January 2007 to 31 December 2007

€ millions	Notes	1 Jan. - 31 Dec. 2007	1 Jan. - 31 Dec. 2006
Consolidated result		-91	147
Non-cash items in consolidated result			
Depreciation, write-downs and reversals of impairment losses as well as changes in measurement from hedging accounting		117	27
Non-cash increase/decrease in provisions		19	45
Other non-cash expense/income		150	-36
Gain/loss on the sale of assets and liabilities		-23	-4
Other adjustments		-250	-222
Non-cash change in operating assets and liabilities			
Loans and advances to other banks		-6,866	2,483
Loans and advances to customers		-616	574
Trading assets		246	1,859
Investment securities		940	-8,943
Other operating assets		-5	-12
Deposits from other banks		5,080	4,047
Due to customers		334	1,040
Securitized liabilities		425	-291
Trading liabilities		417	-227
Other operating liabilities		-45	-26
Interest and dividend received		3,548	2,549
Interest paid		-3,227	-2,622
Income taxes paid		-7	-60
Net cash used in/from operating activities	(86)	**146**	328

CONSOLIDATED CASH FLOW STATEMENT

of LRP Landesbank Rheinland-Pfalz, Mainz
for the Period from 1 January 2007 to 31 December 2007

€ millions	Notes	1 Jan. - 31 Dec. 2007	1 Jan. - 31 Dec. 2006
Proceeds from the disposal of			
financial assets		40	24
property and equipment, intangible assets and investment properties		0	0
Payments to acquire			
financial assets		-3	-9
property and equipment, intangible assets and investment properties		-15	-15
Proceeds from the sale of consolidated companies and other business units		0	0
Payments to acquire consolidated companies and other business units		0	0
Net change in cash and cash equivalents from other investing activities		0	0
Net cash used in investing activities	(86)	**22**	0
Proceeds from additions to equity		0	0
Dividend payments to shareholder and minority shareholder	(76)	-4	-2
Net change in cash and cash equivalents from other capital		-99	-415
Net cash provided by/used in financing activities	(86)	**-103**	-417
Cash and cash equivalents at start of period		**77**	166
Cash flow from operating activities		146	328
Cash flow from investing activities		22	0
Cash flow from financing activities		-103	-417
Cash and cash equivalents at end of period	(55, 86)	**142**	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF LRP LANDESBANK RHEINLAND-PFALZ, MAINZ

BUSINESS AND ORGANIZATION

LRP Landesbank Rheinland-Pfalz is an institution established under public law and has its registered office in Mainz (Grosse Bleiche 54-56, 55116 Mainz, Germany). LRP's sole shareholder is Landesbank Baden-Württemberg, which has its registered offices in Stuttgart, Karlsruhe and Mannheim.

LRP carries out the full range of banking operations, from balance sheet and portfolio advising to developing financial market products right through to conducting trading and sales activities on the international capital market and provides services within the scope of its international operations. It serves the Group's supraregional and international corporate customers, along with institutional clients as well as public-sector institutions. LRP also functions as the central bank for the Rheinland-Pfalz savings banks, together with Landesbank Baden-Württemberg.

The consolidated financial statements were released for publication by LRP's Supervisory Board. LRP's shareholder may amend the financial statements after publication where necessary.

BASIS OF GROUP ACCOUNTING

The consolidated financial statements of LRP for the 2007 fiscal year were prepared for the first time in accordance with International Financial Reporting Standards (IFRSs)/the International Accounting Standards (IASs), as well as the applicable provisions pursuant to § 315 a (1) of the Handelsgesetzbuch (HGB, German Commercial Code). The Standards published at the time of preparation of the financial statements and adopted by the European Union are authoritative, as are their interpretations by the International Financial Reporting Interpretation Committee (IFRIC)/the Standing Interpretations Committee (SIC).

The reconciliation statements and explanations of the effects of the transition to IFRS on consolidated equity and consolidated result, required in accordance with IFRS 1, are presented in Notes (22) and (23).

The consolidated financial statements comprise the consolidated financial statements, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the Notes to the consolidated financial statements. The Group's segment reporting is to be found within Notes (40) and (41).

The adoption of GAS 3 by the German Accounting Standards Board (Deutscher Standardisierungsrat) and publication of a notice to this effect in the Federal Gazette (Bundesanzeiger) dated 31 August 2005, the German Accounting Standards (GAS) were amended such that these Standards shall generally not be applied if consolidated financial statements are prepared in accordance with International Accounting Standards pursuant to § 315 a HGB. GAS 15 statement of financial condition and the supplementary GAS 5 or 5-10 risk report are excluded from this provision. The statement of financial condition including the separate report on the opportunities and risks relating to future development (Risk Report) pursuant to § 315 of the HGB is printed on page 44 et seq. of this Annual Report. The risk report contains the disclosures in respect of the occurrence, measurement and control of credit, liquidity and market risks required by IFRS 7.31 et seq.

An overview of the Standards and Interpretations applied is provided in Note (2) "Standards Applied".

FUTURE APPLICATION OF NEW STANDARDS

Segment reporting pursuant to IFRS 8 follows the "Management Approach".

In the assessment of the LRP Group, the effects of the revision version of IAS 23 "Borrowing Costs" on the presentation of net assets, financial position and results of operations are expected to be of secondary importance, since there have been no qualifying assets up to now.

The changes to IAS 1 will primarily affect the presentation and contents of the income statement, as well as the statement of recognized income and expense. If a method of accounting was applied retrospectively, a balance sheet item had to be corrected retrospectively or a balance sheet item was reclassified at the balance sheet date, a further comparative period will need to be added to the balance sheet.

The report currency is the euro (€). The amounts in the balance sheet are usually in millions of euros (€ millions), while those shown in the income statement are in thousands of euros (€ thousands), percentages being rounded to the nearest whole number. The reporting year is the calendar year.

ACCOUNTING POLICIES

(1) Accounting Principles

The consolidated financial statements are based on the going concern principle.

The consolidated financial statements are prepared on a historical cost and fair value basis. Fair value is used in the case of investment property, investment securities classified as available-for-sale financial assets, derivative financial instruments and financial assets and liabilities at fair value through profit and loss. Interest income and interest expense are accrued on a pro rata basis. Interest income and interest expense are presented using the effective interest method or, if expedient, accrued using a method that approximates the effective interest method. Borrowing costs are generally recognized as an expense in the period in which they have been incurred.

In accordance with IAS 27.28, financial statements in the LRP Group are prepared using uniform accounting policies. All fully consolidated companies have prepared their annual financial statements as of the reporting date 31 December 2007.

Estimates, judgements, and assumptions are a necessary part of recognition and measurement under IFRS. The best possible estimates are made in conformity with the respective Standards. Estimates, judgements, and assumptions mainly relate to the calculation of the fair value of financial instruments and investment property, the value of assets, and the calculation of the allowance for losses on loans and advances, as well as the recognition and measurement of deferred taxes and provisions. Where significant estimates and/or complex judgements were required, the assumptions made are explained in detail in the Notes to the corresponding item.

The estimates, judgements, and assumptions are each based on the currently available level of knowledge about expected future business developments and trends in the global and sector-specific environment. Where actual values differ from the estimates made, the underlying assumptions and – if necessary – the carrying amounts of the relevant assets and liabilities are adjusted accordingly.

(2) Standards Applied

Regulation (EC) No. 1606/2002 of the European Parliament and the Council dated 19 July 2002 stipulates that for each fiscal year starting on or after 1 January 2005 all publicly traded companies in the European Union are required to adopt the IASs/IFRSs. A transitional period extended by two years pursuant to § 57 EGHGB (Introductory Law to the German Commercial Code) was granted to entities solely authorized to issue debt instruments for trading on a regulated market of a Member State of the European Union or another signatory state under the Agreement on the European Economic Area (EEA) within the meaning of Article 1 No. 13 of Directive 93/22/EEC. The LRP Group availed itself of this extended transitional period.

LRP's consolidated financial statements as of 31 December 2007 are based on the IASB Framework and on the following relevant IASs and IFRSs, as well as interpretations of SIC or IFRIC:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Cash Flow Statements
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements according to IFRS
IAS 32	Financial Instruments: Presentation
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement (with the Addition of Provisions on the Use of the Fair Value Option)
IAS 40	Investment Property
IFRS 1	First-Time Adoption of International Financial Reporting Standards
IFRS 7	Financial Instruments: Disclosures
SIC-21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
SIC-25	Income Taxes – Changes in the Tax Status of an Entity or its Shareholders
SIC-27	Evaluating the Substance of Transactions involving the Legal Form of a Lease
IFRIC-4	Determining whether an Arrangement Contains a Lease
IFRIC-9	Reassessment of Embedded Derivatives

We have not included IAS 11, 20, 26, 28, 29, 31, 33, 34 and 41, IFRS 2, 3, 4, 5 and 6, SIC 7, 10, 12, 13, 15, 29, 31 and 32 or IFRIC 1, 2, 5, 6, 7, 8, 10, 11, 12, 13 and 14, as these Standards and Interpretations are not relevant for us.

(3) Changes in Presentation

The transition of the LRP Group's accounting to IFRSs brought about a number of changes in the accounting policies and in the preparation of the income statement, the balance sheet, and the cash flow statement of the LRP Group. The accounting policies applied in 2007 correspond to those used for the 2006 adjusted to IFRSs. The cumulative effect of the adjustments was recognized in equity as of 1 January 2006. These changes are described in detail in Notes (22) to (39).

(4) Consolidation Group

A total of five subsidiaries (previous year: five subsidiaries) were included in the consolidated financial statements, in addition to LRP as the parent company.

Subsidiaries are companies over which the parent company exercises a controlling influence. The parent company has the ability to control the entity if it directly or indirectly holds the majority of voting rights in the entity or has the de facto ability to influence the entity.

The following special funds were deconsolidated in 2007 because they were liquidated:

- HI-Moguntia 1
- HI-Moguntia 2
- HI-Moguntia 3
- HI-Moguntia 4

Nine subsidiaries (previous year: nine) whose impact on the LRP Group's overall net assets, financial position, and results of operations was of only secondary importance have not been included. Shares in these companies are reported under "Financial assets".

Both quantitative and qualitative criteria are examined when determining the consolidation group.

The quantitative criteria are examined for individual companies in the following way:

- Ratio of the gross total assets of the company being examined to the consolidated total assets is less than 0.1 %.
- Ratio of the aggregate profit/loss for the period of the company being examined to the consolidated profit/loss for the period is less than 1 %.
- Ratio of the proportional equity of the company being examined to Group equity is less than 1 %.
- The aggregate total assets of all non-consolidated affiliated companies amounts to less than 1.5 % of the Group's total assets, and the aggregate profit for the period of these companies is less than 1 % of the consolidated profit for the year.

A qualitative analysis focuses on the strategic importance of the affiliated company to the Group and examines whether the subsidiary's business activities belong to LRP's core business segments.

The subsidiaries included in the consolidated financial statements and the companies and equity investments omitted on grounds of insignificance can be seen from the list of shareholdings (Note (88)).

(5) Consolidation Methods

Subsidiaries are consolidated according to the acquisition method pursuant to IAS 27.22 in accordance with IFRS 3.25. According to this method, all of a subsidiary's assets and liabilities to be recognized from the acquirer's perspective are recognized at their fair value at the acquisition date or at the time the controlling influence is obtained. The remeasured assets and liabilities are taken over into the consolidated balance sheet, taking deferred taxes into account. Disclosed hidden reserves and liabilities are accounted for in subsequent periods in accordance with the applicable Standards. Minority interests in the equity of the LRP Group's majority-owned subsidiaries are reported separately in equity under "Minority interest".

All intra-group receivables and liabilities, as well as income, expenses, and profits and losses resulting from intra-group financial and service transactions are eliminated as part of liability and net income consolidation pursuant to IAS 27.24 et seq.

Equity investments are reported at fair value or, if this cannot be reliably determined, at amortized cost, under financial assets.

(6) Currency Translation

The consolidated financial statements are prepared in euros. Currency translation in the LRP Group is performed in accordance with the provisions of IAS 21. Each LRP subsidiary prepares its annual financial statements in euros. Monetary assets and liabilities not denominated in euro as well as unsettled foreign currency spot transactions are generally translated into euros at the forward rate prevailing at the reporting date. Forward exchange transactions are translated at the forward rate as of the balance sheet date.

If monetary foreign currency items pursuant to IAS 39 are used as a hedging instrument in a cash flow hedge, the translation differences are treated as not affecting net income.

The exchange rates used for the most important currencies in the LRP Group at the respective closing date are as follows:

	31 Dec. 2007	31 Dec. 2006
USD	**1.4704**	1.3178
GBP	**0.7353**	0.6714
JPY	**165.97**	156.67
CHF	**1.6597**	1.6080

(7) Cash Reserve

The composition of cash reserve is essentially based on §§ 12 and 13 RechKredV (German Bank Accounting Regulation). In addition to cash and balances with central banks, the cash reserve includes public-sector debt instruments as well as bills of exchange with a term of no more than three months. All items are reported at nominal value.

(8) Financial Instruments (IAS 39)
All financial assets and liabilities including derivative financial instruments are recognized in the balance sheet, in accordance with IAS 39.

Financial assets and financial liabilities are initially recognized when the entity becomes a contractual party by entering into the contractual provisions of the financial instrument. All financial assets for spot purchases and sales as well as for securities are recognized using settlement accounting or, in the case of derivatives, trade date accounting.

A financial asset is derecognized if the contractually agreed claims tied to this asset can no longer be asserted and control over the financial instrument no longer exists. A financial liability is derecognized as soon as it is discharged. In the case of an early close out, the liability is also derecognized on the trade date. If a derivative stands in a micro hedge relationship, it is accounted for up to the settlement date.

Fair Value Measurement
The amount for which a financial instrument can be traded between knowledgeable, willing parties in an arm's length transaction is regarded as the fair value. If market values from active markets (e. g. price quotations from organized markets pursuant to § 2 (2) Wertpapierhandelsgesetz - German Securities Trading Act) are available, they are used for measurement purposes. Otherwise, valuation models - particularly the net present value method and option price models - are used to reflect current market and contract prices for the underlying financial instruments, as well as fair value considerations, yield curves and volatility factors. These models are also used for calculating daily gains and losses.

There is increased uncertainty surrounding the measurement of financial instruments, in particular, due to current developments on the financial markets. A low transaction volume on the markets, particularly if forced transactions or distress sales are not taken into account, leads to restricted availability of comparative data.

In the case of inactive markets, i. e. missing current market data, indicative prices or valuation models based on internal data are used for measurement.

Derivative financial instruments	Valuation models
Interest rate swaps	Net present value method; Libor market 2-factor model
Forward rate agreements	Net present value method
Interest rate options	Black-Scholes, Black 76 (on yield)
Stock/index options	Black-Scholes, Cox Ross Rubinstein
Currency options	German Kohlhagen, mod. Black-Scholes
Credit derivatives	One-factor Gaußian model (Intensity model)

The cash flows used as part of the net present value method are based on the contract data of the financial instruments as well as other assumptions and estimates of the responsible back office divisions.

In terms of transactions due on a daily basis and other assets and liabilities due in the short term, it is assumed that the carrying amount approximates the fair value.

If no values observable on the markets are available for the input parameters of the model and estimated values are used instead, the fair value reported will be influenced by the assumptions underlying the estimates. If other realistic values are selected for the model parameters, there may be a significant upward or downward difference in the market value determined. The assumptions for estimates, say, for CDOs are made with the utmost care by LRP's Risk Controlling unit and the responsible credit divisions.

Financial Assets or Financial Liabilities at Fair Value through Profit or Loss

This IAS 39 category distinguishes between financial instruments which must either be categorized as held for trading (HfT) or as irrevocably designated, on initial recognition, at fair value through profit or loss (fair value option – FVO). Financial assets and liabilities in this category are measured at fair value through profit or loss.

Securities, derivatives and borrower's note loans acquired for the purpose of generating a profit from short-term fluctuations in market price changes or dealing margins are classified as held for trading. This sub-category includes those derivative financial instruments, broken down into trading derivatives and economic hedging derivatives that are used for trading purposes or are part of an economic hedge. Derivative financial instruments used as hedging instruments as part of hedge accounting are not assigned to this category. Financial instruments held for trading are reported under "Trading assets" or "Trading liabilities". Unrealized remeasurement gains or losses as well as realized gains and losses from sales are reported in "Net trading income/loss".

Those financial instruments that are not acquired/held for trading, but are measured at fair value through profit or loss are reported in the fair value option sub-category. Financial instruments that are controlled in accordance with a documented risk management or investment strategy or for the purpose of removing or significantly reducing inconsistencies in the measurement or recognition of financial instruments are assigned to the fair value option. Financial instruments which were assigned to the fair value option sub-category when they were first recognized are reported in the balance sheet items "Financial assets/financial liabilities designated at fair value". The effects of changes in the fair value are reported in the income statement item "Net income/loss from financial instruments designated at fair value". The financial instruments designated at fair value option relate, in particular, to equity investments and fund shares.

Available-for-Sale Securities and Receivables

The available-for-sale financial assets category contains all non-derivative financial instruments that have not already been assigned to other categories. Securities in the available-for-sale financial assets category are reported under "Investment securities". Financial instruments in the available-for-sale portfolio are measured at fair value. The remeasurement gain or loss is reported as not affecting net income in the "Revaluation reserve for available-for-sale financial instruments" sub-item in equity. If a credit rating-induced impairment occurs or if valuation results are realized, this is recognized in the income statement. Reversals of impairment losses on debt instruments are recognized through profit or loss, while reversals of impairment losses on equity instruments are recognized directly in equity.

In the case of liability instruments, a test is performed at each balance sheet date or if special events occur, such as unusual market distortions, to see whether there is any objective evidence of an impairment of individual financial assets. Objective evidence of impairment includes, in particular, significant financial difficulties of the borrower, a breach of contract, increased probability of commencement of bankruptcy proceedings or occurrence of some other case of financial reorganization by the borrower or concessions to the debtor on economic or legal grounds in connection with his financial difficulties which would not otherwise be made. The potentially impaired debt instruments identified based on these criteria are then tested to determine whether the current fair value falls below the acquisition costs less any repayments and amortizations. The total of the acquisition cost less current fair value (taking into account any impairment charge previously recognized in profit or loss) is equivalent to the impairment charge recognized.

In the case of securities replacing loans, the credit division assesses the debtor credit standing, while, in the case of remaining securities, those with a rate below 95 % are examined to see whether there are indications of a credit rating-induced impairment. Interest and repayment arrears accumulate as part of daily interim account reconciliation. In the context of evaluations of individual cases, all securitization transactions were analyzed and, if required, write-downs on credit rating grounds were carried out. The following criteria were applied here: analysis of impaired contractual performance and distinctive risk features (e. g. significant deteriorations in rating, liquidity troubles, rate decline, required restructuring measures), high proportion of assets related to sub-prime, breached triggers such as OC/IC or WARF tests, defaults that have occurred, deteriorated WARF indicator.

Securitization products are analyzed for embedded derivatives that are subject to separation. If embedded derivatives are contained in the structures, LRP distinguishes between cash structures not subject to separation whose backing receivables and/or securities are located exclusively in the portfolio of the special purpose entity issuing the securitization products, and synthetic structures subject to separation for which the credit risk of a portfolio of assets is transferred, using, say, a credit default swap, to a special purpose entity that does not become the owner of the portfolio.

In the case of synthetic structures, particularly synthetic CDOs, the embedded derivatives are measured separately. To separate the products of the synthetic securitization transactions, the configuration of the "host contract" is first determined, with the interest calculation of the "host contract" being defined in the same way as in the configuration of the overall transaction. The "host contract" is valued by taking into account current interest rate curves and the current credit rating of the issuer of the overall product. The value of the embedded derivative is the residual value resulting from the difference of the fair value of the overall product minus the "host contract". This procedure ensures that adding the valuations of the "host contract" and the embedded derivatives produces the fair value of the overall product.

LRP uses an "Intensity model" for on-balance-sheet valuation of synthetic CDOs whose underlyings (synthetic asset pool) consist of single-name CDSs. This model was developed because, in LRP's view, the indicative rates provided by the arrangers do not lend themselves to a market-based valuation due to the current financial market crisis.

The valuation model calculates the expected number and the corresponding times of the defaults of the underlyings contained in the particular portfolio, using daily market data (credit spreads for each underlying and correlations from the ITRAXX and CDX indices as well as the current interest rate curve). When introducing the model, LRP tested its ability to determine relevant transaction prices. To validate the assumptions of the model, LRP calculated random model valuations on the purchase date and checked the extent to which they agreed with the actual transaction prices. The model also traced substitutions of reference names in the individual CDOs and their impact on the price of the particular CDO.

Based on the division of the structures, the valuation result of the derivative is reported in net trading income, while the change in the "host contract's" value is shown in the revaluation reserve if no permanent impairment exists. The remaining securitizations are measured by means of indicative prices made available by arrangers or taken from the Reuters and Bloomberg systems.

In the case of equity instruments a financial asset is impaired if the fair value falls below the acquisition costs due to a significant or enduring impairment. Where there is an active market for available-for-sale assets, significant impairment is assumed if the fair value at the measurement date is at least 20 % below the acquisition cost of the asset. Permanent impairment exists if the fair value is permanently below the cost of the asset over a period of twelve months. Where there is no active market, significant impairment is assumed if the fair value of the assets at the measurement date is at least 20 % below their costs. Permanent impairment exists if the fair value of the last two measurements is below the acquisition cost of the assets.

When the financial instrument is sold, the change in value accrued in the revaluation reserve is recorded under "Net income/loss from investment securities".

Derivatives

The LRP Group uses derivative financial instruments to hedge items that affect the balance sheet within the scope of its asset/liabilities management. Derivatives are also used to hedge interest rate or other market price fluctuations for trading transactions. In addition, derivatives are traded.

The derivatives existing in the LRP Group at the balance sheet date are characterized below:

- Forwards and futures are contractual agreements in respect of the purchase or sale of a specific financial instrument at a specified price and at a specified time in the future. Forwards are non-standardized contracts traded on the over-the-counter (OTC) market. Futures are contracts for standardized volumes and are traded on stock exchanges.
- Swaps are contractual agreements between two parties where one stream of interest payments and/or exchange rates is exchanged for another based on a specified principal amount in the event of specific events arising.
- Options are contractual agreements that give the buyer the right to buy or sell a financial instrument at a specified price on a specified date or during a specified period of time.

Hedges as defined in IAS 39 (hedge accounting) are reported under "Positive fair values from derivative hedging instruments" or "Negative fair values from derivative hedging instruments" with positive fair values on the asset side or negative market values on the liabilities side of the balance sheet.

Hedge Accounting

At the inception of the hedge there is formal designation and documentation of the hedging relationship that identifies the hedged item and the hedging instrument, the nature of the risk being hedged, explains the hedging strategy and the risk management objective and defines the method used to assess the hedging instrument's effectiveness. Pursuant to the provisions of IAS 39, the hedge is expected to be highly effective at its inception and throughout the term of the hedging relationship. The effectiveness must also be assessed retrospectively at regular intervals. A hedge is considered to be effective if the ratio of the changes in value from the hedging transaction to the hedged part of hedged item is between 80 % and 125 % (IAS 39.AG105[b]). An ineffective hedge must be cancelled and can be re-designated for the residual term of the hedge if the hedge is assumed to be effective for the residual term (prospective test).

If the requirements for hedge accounting pursuant to IAS 39.71 et seq. are met, a decision is made as to whether the hedging transaction will be accounted for as a fair value hedge or a cash flow hedge.

Fair value hedges serve to hedge the exposure to market price risks and related changes in the fair value. They exist in the form of micro fair value hedges and portfolio fair value hedges.

According to IAS 39.89 (b), in a micro fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and recognized in profit or loss. This applies both to financial instruments carried at amortized cost (receivables and investment securities from the "Loans and receivables" category, as well as liabilities from the "Other liabilities" category) and to hedged items measured at fair value whose changes in value are recognized in the revaluation reserve (Financial instruments of the available-for-sale measurement category). Changes in the fair value of the hedged item not attributable to the hedged risk are accounted for in accordance with the guidance applicable to the relevant measurement category.

In the case of portfolio fair value hedges, a separate line item (portfolio hedge adjustment attributable to assets/ liabilities) is carried on the face of the balance sheet to record the change in the hedged item as regards the hedged risk.

The remeasurement gains and losses resulting from the measurement of the hedging transaction offset the measurement effect of the hedged items attributable to the hedged risk. These are recognized under "Net income/loss from hedging transactions".

A cash flow hedge hedges the risk of future cash flows by designating a hedging instrument. If these cash flows result from an on-balance-sheet transaction, the carrying amount of this transaction must not, however, be measured at fair value, since the hedging object is not the fair value, but future cash flows. The hedging instrument must be recognized at fair value in the balance sheet. The resulting changes in value are recognized directly in equity in the revaluation reserve. Cash flow hedges are used exclusively at LRI.

A hedging relationship ends when the hedged item or the hedging instrument expires, is sold or exercised or if the hedge no longer meets the criteria to qualify for hedge accounting; in these cases, the hedge adjustment is amortized as income in net interest income.

Embedded Derivatives

Hybrid products are financial instruments that are composed of a host contract and one or more derivatives, where the embedded derivatives are a component of a contract and therefore are traded separately. IAS 39 requires embedded derivatives to be separated, for accounting purposes, from the host contract and to be accounted for as stand-alone derivatives, if all of the following conditions are satisfied (which have to be fulfilled cumulatively):

- The hybrid financial instrument is not already measured at fair value through profit or loss,
- the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract and
- the terms of the embedded derivative would meet the definition of a derivative.

If a hybrid instrument is separated for accounting purposes, the host contract must be accounted for in accordance with its category and the embedded derivative accounted for separately in the held-for-trading category. The host contract is measured subject to the category to which this host contract was assigned. The separated embedded derivative is measured at fair value, with changes in value being recognized in profit or loss. If several embedded derivatives subject to separation exist for each host contract, those that refer to the same risk must be reported and measured together in accordance with IAS 39.AG29. If the criteria for separating the embedded derivatives have not been met, the host contract and the embedded derivative must be accounted for and measured as an asset or a liability.

Measurement at Amortized Cost

Amortized cost is the amount at which a financial asset or a financial liability was measured on initial recognition. Any principal repayments, plus or minus the accumulated amortization of any difference between the original amount and the amount repayable at maturity using the effective interest method less any write-down for impairment losses incurred, are deducted from this amount.

Loans and Receivables

Loans and receivables (LaR) are all non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market and were not assigned to another category on acquisition. Loans and receivables are carried at amortized cost, with no account being taken of incidental costs (e. g. transaction costs) since they are non-essential. Loans and receivables are tested for impairment at each closing date or whenever there are indications of potential impairments. As a consequence, impairment losses must be recognized if necessary (see Note (11)). Impairment losses are reversed in the income statement. The amortized cost that would have arisen without impairment at the time of measurement forms the upper limit for reversals.

Loans and receivables include loans and receivables to other banks, loans and advances to customers, and investment securities not classified as available-for-sale financial assets. "Loans and advances to other banks" and "Loans and advances to customers" primarily comprise originated loans, borrower's note loans, and overnight and term money.

Other Liabilities

Financial liabilities measured at amortized cost ("Other liabilities" – OL) include financial liabilities including securitized liabilities provided these were not designated at fair value though profit or loss. They are recognized at amortized cost, making allowance for proportionate premiums and discounts.

Pursuant to IAS 39, own bonds held in the Group are deducted from issued bonds. Own bonds held in the Group are offset at their respective redemption value against the nominal value of the issued bonds. This measurement is deemed to be a reasonable approximation to amortized cost. The difference between the redemption value and the nominal value of Group's own bonds is recognized in net interest income.

(9) Offset Arrangements

A financial asset and a financial liability are offset if the Group has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis, or to liquidate the asset and settle the respective liability simultaneously.

(10) Classification

The classification of financial instruments required in accordance with IFRS 7.6 was defined for the LRP Group as follows:

Assets		
Assets carried at amortized cost		
	Loans and advances to other banks	
	Loans and advances to customers	
	Investment securities	
		Interest-bearing assets
		Non-interest-bearing assets
Assets carried at fair value		
	Investment securities	
		Interest-bearing assets
		Non-interest-bearing assets
	Positive fair values from derivative hedging instruments	
	Trading assets (HfT)	
	Financial assets designated at fair value	

Liabilities	
Liabilities carried at amortized cost	
	Deposits from other banks
	Due to customers
	Securitized liabilities
	Subordinated debt
Liabilities carried at fair value	
	Negative fair values from derivative hedging instruments
	Trading liabilities (HfT)
	Financial liabilities designated at fair value

In connection with the presentation of risks arising from our financial instruments as well as their management, see the detailed explanations in accordance with IFRS 7.31 et seq. in the risk report of the consolidated statement of financial condition.

(11) Allowance for Losses on Loans and Advances

The item "Allowance for losses on loans and advances" comprises the write-downs that are made for loans and advances to banks and loans and advances to customers. This item comprises specific valuation allowances on loans and advances identified as impaired and portfolio-based valuation allowances for receivables that have been individually analyzed and for which there were no indications of impairment in the individual analysis.

Specific valuation allowances were recognized for the credit rating and country risk exposures on the loans and advances to other banks and to customers in accordance with standard Group criteria (IAS 39.63). IAS 39 states that a financial asset or a group of financial assets is impaired if there is objective evidence of a permanent impairment. The evidence must be based on a past event after initial recognition (initial balance-sheet presentation) and must not include expected losses from future events. Furthermore, the past event must have an impact on the expected future cash flows.

Indications of circumstances that increase risk arise primarily from the ongoing loan or customer support. Findings from this area must primarily be used. LRP uses the criteria of intensive and problem loan processing culminating in classification as a case of intensive support, restructuring, or winding up to define this evidence. Subsequently, only the cases involving restructuring and winding up are subjected to an impairment test. Exposures are classified as cases of restructuring and winding up at LRP, taking into account the default indicators, the rating results, and information from the Bank's early warning system. This enables the concrete realizations of IAS 39 to be fully taken into account.

Objective evidence of impairment includes, in particular, significant financial difficulties of the borrower, a breach of contract, default in payments, an increased probability of commencement of bankruptcy proceedings or occurrence of some other case of restructuring by the borrower, and granting by the lender, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider.

The amount of impairment is determined as the difference between the carrying amount of the loan and the present value of expected future cash flows discounted at the original effective interest rate of the loan. Additionally, the fair value of recoverable collateral may also be taken into account if necessary. To calculate the estimated future cash flows, all anticipated proceeds from the loan (interest and repayment) as well as any payments from the liquidation of the collateral are assessed in terms of their amount and their inflow time. Country risks and adjusting events are reflected in this estimate.

The interest income from loans and advances subject to allowances does not include the contractually agreed interest income or the accrual of any discounts; rather, it is calculated on the basis of the change in the present value of estimated future cash flows at the next balance sheet date (unwinding). The original effective interest rate of the loan or advance is used to calculate the interest income. Impaired loans and advances are recognized as non-performing from the date the impairment losses are recognized for the first time. Expected incoming payments reduce the carrying amount of the loan or advance; while unexpected incoming payments additionally reduce the allowance for losses through profit and loss.

The calculation of portfolio valuation allowances is differentiated by sub-portfolios as a product of the amount drawn, the probability of a commitment defaulting within one year and the loss ratio at the time of the default, as well as - if applicable - the time frame between the occurrence of an event and its identification.

Unrecoverable loans and advances for which no allowance has been recognized are written off directly (IAS 39.63). Recoveries on loans and advances already written off are recognized in profit or loss.

To the extent that it relates to loans and advances reported on the face of the balance sheet, the total allowance for losses is deducted from loans and advances to other banks and customers on the face of the balance sheet. By contrast, the allowance for losses on loans and advances for off-balance-sheet transactions (guarantees, endorsement liabilities, credit commitments) is, however, shown as a provision for risks from the lending business.

(12) Intangible Assets

Intangible assets include goodwill purchased as well as internally developed and purchased software.

Intangible assets acquired in return for payment are recognized at their amortized cost.

Internally developed software is capitalized at cost, providing the recognition criteria pursuant to IAS 38 have been met. The capitalized costs essentially contain personnel costs and expenses for external services incurred during development. The internally developed or purchased software is subject to the straight-line amortization method over a period of three to five years. If there are indications of impairment, the recoverable amount is calculated and compared with the carrying amount. Impairments must be considered as unplanned amortization in the income statement. Planned and unplanned amortizations on intangible assets are recognized in the income statement under administrative expenses.

An intangible asset is derecognized upon disposal or if no further economic benefit is to be expected from its use or its disposal. Gains and losses are the difference between any net sale proceeds and the carrying amount of the asset (recognition in the income statement).

(13) Investment Property

Properties leased out to third parties or acquired for deriving profit are reported as investment property, providing it is held to earn rental income and/or for capital appreciation. Where mixed-use property exists and the non-owner-occupied parts can be sold or leased out separately, these parts are accounted for separately. Mixed-use properties with a leased portion of more than 80 % of total use are aggregated and classified as investment property.

Investment property is reported as a separate item in the balance sheet. The initial measurement of investment property is carried out at acquisition or production costs including incidental costs. Measurement subsequent to initial recognition is carried out at fair value. If no market values that have arisen as a result of active markets exist, expert opinions are obtained.

In the measurement of investment property, the scope of measurement is based on the assumptions used to calculate future cash flows. Changes in parameters like inflation rate, interest rate, anticipated cost trends and leasing, market conditions and vacancy rates affect future cash flows and hence the subsequent fair value amount.

(14) Property and Equipment

Land and buildings used for business purposes, technical equipment and machines, operating and office equipment, advance payments and assets under construction, as well as leased assets under operating leases are reported under property and equipment.

Items of property and equipment are recognized at acquisition and production costs and subsequently measured at amortized cost. The cost of internally developed property and equipment includes directly attributable direct costs, as well as variable and fixed production overheads.

Subsequent expenditure for property and equipment is capitalized, if it is deemed to increase the future potential benefit. All other subsequent expenditure is recognized as an expense. Items of property and equipment are depreciated over their expected economic useful life using the straight-line or declining-balance method. Useful life is determined by taking into account the expected physical wear and tear, technical obsolescence, as well as legal and contractual constraints.

	Expected useful life in years
Buildings	25–50
Technical equipment and machines	3–15
Operating and office equipment	1–23
Purchased IT systems	3–5

The determination of useful life and depreciation method is reviewed at least at the end of each fiscal year. After carrying out the planned depreciation including review of the applied depreciation method, the useful life on which it is based and the residual value of the respective asset (sale value of a comparable asset), a check is performed, at each balance sheet date, to ascertain whether there are indications of impairment. Consequently, any impairments resulting from technical or economic obsolescence or wear and tear, or due to a decline in market prices, are taken into account. If there are indications of impairment, the recoverable amount is determined and compared with the carrying amount. Impairments losses are charged to profit or loss as extraordinary write-down in the income statement. The permanence of impairment is not relevant to a valuation of the asset.

Impairment losses must be reversed if the calculation of the recoverable amount has changed since the last time an impairment was recognized. Impairment losses are only reversed up to the amount by which the asset would have been depreciated until this date which would have arisen with planned depreciation up to this point in time. If the carrying amount is increased by the reversal of impairment losses, the depreciation amounts are adjusted over the remaining useful life of the asset.

The gain or loss from derecognizing an item of property and equipment is determined as the difference between any net proceeds from the disposal of the asset, if any, and its carrying amount.

Planned and unplanned depreciation are reported in administrative expenses. Gains and losses from the disposal of items of property and equipment are recognized in "Other operating income".

(15) Leases

Leases are accounted for on the basis of their classification as finance or operating leases. The classification is based on the overall economic assessment of the rewards/risks of the lessee or lessor.

A finance lease exists if substantially all rewards and risks incidental to ownership of the leased asset are transferred from the lessor to the lessee. In line with the economic approach, beneficial ownership alone is crucial, regardless of legal ownership according to civil law. All other constellations constitute an operating lease.

The lessor and the lessee must classify a lease separately and independently of one another. This may lead to diverging representations of the lease by the lessor and lessee.

LRP Group as Lessee

Lease payments under operating leases are recognized by the lessee as an expense over the lease term. The distribution of lease payments should reflect the time pattern in progression of the user's benefit from the lessee's point of view. If the time pattern of the user's benefit differs from the actual payments of the expenses to be recognized, the difference is recognized under "Prepaid expenses" or "Deferred income" as appropriate.

The capitalized asset in the context of finance leases is depreciated in accordance with IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets". If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is depreciated over the (shorter) term of the lease (and not the economic useful life of the leased asset). If the lessee benefits from part of the residual value of the leased asset, the asset is depreciated to this amount. The leased asset continues to be reviewed for impairment in accordance with IAS 36. Finance lease instalments received are broken down into an interest and a repayment portion. The repayment portion is posted against the liability as not affecting income, while the interest portion is recognized as an interest expense in the income statement.

(16) Income Taxes

Income taxes are accounted for and measured in accordance with IAS 12. Current income tax liabilities or assets are calculated using the current tax rates and recognized at the expected payment or refund amount.

Deferred income tax assets and liabilities are recognized in respect of temporary differences. Taxable temporary differences are determined by comparing the IFRSs carrying amounts and the tax bases of the assets and liabilities (adjusted for permanent differences). The tax base is determined based on the tax regulations of the relevant country in which taxation occurs. Deferred income tax assets and liabilities are calculated based on the tax rates that are expected to apply when the asset is realized or the liability is settled. The effect of tax rate changes on deferred taxes is posted as income in the period in which the change was enacted by the legislator. Deferred tax liabilities are recognized for temporary differences that will result in a tax expense when settled. Deferred tax assets are recognized if tax relief is to be expected and likely to be utilized when temporary differences are reversed. If temporary differences relate to items that are credited or charged directly to equity, the resulting deferred taxes are also recognized directly in equity in the revaluation reserve. For tax loss carryforwards, deferred tax assets are recognized if they are likely to be utilized in the future. In Germany, loss carryforwards can be carried forward without restriction. Foreign loss carryforwards that cannot be carried forward without restriction are reported in line with their maturity. Deferred tax assets arising from temporary differences and loss carryforwards are tested for impairment at each balance sheet date.

Deferred tax assets are set off against deferred tax liabilities in accordance with IAS 12.74.

(17) Other Assets and Other Liabilities

The item "Other assets" includes assets which, considered separately, are not of major significance for the disclosure of balance sheet assets and cannot be allocated to any other balance sheet item. The item "Other liabilities" includes accruals and obligations which, considered separately, are not of major significance for the disclosure of balance sheet liabilities and cannot be allocated to any other balance sheet item. Receivables and liabilities in this item are measured at amortized cost.

(18) Provisions

Provisions for Pensions and Similar Obligations

LRP employees acquire an entitlement to a pension based on a direct pension commitment whose payment level is defined depending on factors like age, remuneration and length of service (defined benefit plan).

The direct pension entitlements are based on the following agreements:

- Pension regulation for employees who commenced service before 1 January 1985
- Pension regulation for employees who commenced service between 1 January 1985 and 31 December 1995
- Pension regulation for employees who commenced service as of 1 January 1996
- Benefit according to the Benefit Regulation of Rheinland-Pfalz for employees who commenced service by 31 December 1991

In the case of defined benefit plans, the relevant Group company is obligated to grant benefits pledged to active and former employees. The actuarial risk and the investment risk are substantially borne by LRP. For defined benefit plans, the scope of obligation is calculated on an annual basis by independent actuarial experts. At each reporting date, the present value of the defined benefit obligations earned is calculated according to the projected unit credit method. In addition to pensions and entitlements accrued known at the balance sheet date, the calculation also reflects expected future increases in pensionable salaries and annuities, as well as employee turnover rates. The present value of the pension obligation is calculated on the basis of the current market interest rate for long-term investments. Irregularities in the risks associated with the pension obligations, effects of changes in the calculation parameters (employee turnover rate, salary increase, estimate parameters or discounting rate), as well as unexpected gains or losses in relation to plan assets may result in actuarial gains or losses. The full amount of the actuarial gains or losses is recognized as not affecting income and are recognized directly in equity through retained earnings in the year in which gains/losses arise.

In addition to pension benefits, employees can create a credit on account for financing a pension commitment by converting certain remuneration components ("deferred compensation"). This involves a direct commitment of LRP as the pension provider vis-à-vis the eligible participants.

The conversion is defined in the February 2004 version of the service agreement "Deferred Compensation Ruling Based on a Fixed Interest Rate Commitment of Landesbank Rheinland-Pfalz". The entitlements arising from the conversion are recognized at the balance sheet date at the present value of the acquired and realistically measured obligation existing at the balance sheet date. The relevant probabilities of biometric and other events are taken into account. The time gap from the balance sheet date to the expected maturity date of the obligation is a best-possible estimate. The settlement amount that has been realistically estimated and extrapolated to the maturity date is discounted at an interest rate based on term-specific corporate bonds with AA rating.

Other Provisions

Provisions are set up for uncertain obligations to third parties and imminent losses from pending transactions. Provisions are recognized at the best estimated value. This is the amount required to settle the current obligation at the balance sheet date (amount that an entity would rationally pay to settle the obligation or to transfer it to a third party) and which is most likely to occur. In so doing, management included empirical values from similar transactions and may have drawn on opinions by independent experts.

Long-term provisions are discounted, where the discounting effect is material.

Provisions for restructuring expenses and for legal proceedings are recognized, providing the LRP Group has a legal or de facto obligation stemming from a past event, where fulfilling the obligation is likely to lead to an outflow of resources embodying economic benefits and a reliable estimate of the obligation can be made.

(19) Subordinated Debt

The LRP Group reports subordinate liabilities, issues of profit participation rights and typical silent partners' contributions under "Subordinated debt". In accordance with the provisions of IAS 32, the silent partners' contributions recognized as liable capital for regulatory purposes and in terms of the Kreditwesengesetz (German Banking Act) are reported as a financial liability due to the existence of a contractual right of termination or a contractually agreed fixed interest rate payment obligation. Subordinated debt is recognized at amortized cost. The amortized cost of subordinated debt designated as the hedged item for a fair value hedge in the context of hedge accounting is adjusted for the hedged part in the income statement by the changes in the fair value of the hedge.

(20) Equity

The ordinary capital is the capital paid in by Landesbank Baden-Württemberg as the owner of LRP.

The share premium includes the premiums from the issue of equity interests, as stipulated in the Articles of Association.

The reserves from retained earnings have been divided into legal reserves, reserves required by the Bank's statutes and other retained earnings. The other retained earnings include reinvested profits from previous years. In addition, this item includes the effect of the first-time adoption of IFRSs – except for the effects of the fair value measurement effects of the first-time adoption on available-for-sale securities and equity investments.

Fair value measurement effects of the AfS securities and equity investments are reported under the net income recognized directly in equity under the item "Revaluation reserve for AfS financial instruments", after deduction of any deferred taxes, where applicable. These gains and losses are not recognized in the income statement until the asset is sold or written off due to an impairment. The revaluation reserve also contains the offsetting item from the recognition of deferred tax assets or liabilities on valuation differences that have arisen as not affecting net income.

The valuation result from cash flow hedges includes the portion of the profit or loss that is considered an effective hedge and is recognized directly in equity. Additionally, the offsetting item from the recognition of deferred tax assets and liabilities on cash flow hedges is also reported in this item.

Minority interest is disclosed as a separate sub-item in equity, since another shareholder apart from LRP holds a stake in the equity of a subsidiary (50 % < investment level LRP < 100 %).

(21) Securities Repurchase Agreements and Securities Lending Transactions

The LRP Group carries out both securities repurchase agreements and securities lending transactions.

Securities Repurchase Agreements

Genuine repurchase agreements (repos) are contracts providing for the transfer of securities against payment of a specified amount and in which there is simultaneous agreement that the securities must be re-transferred to the repo seller at a subsequent point in time in return for payment of an amount agreed in advance.

As the pledgor, the LRP Group continues to carry the assets pledged on the balance sheet date and simultaneously recognizes the liquidity obtained as a liability to the pledgee.

As the pledgee, the LRP Group capitalizes a corresponding receivable from the pledgor or a corresponding amount in the trading portfolio (providing the transaction is a trading book repo).

In the case of an artificial repurchase agreement, the LRP Group as the pledgor derecognizes the asset, providing it is marketable and carries an option writer obligation (written put option) as a liability in the trading portfolio. If, however, the asset is not marketable, the LRP Group continues to account for it. At the same time, the LRP Group recognizes a liability to the pledgee to the value of the liquidity obtained.

Measurement is performed according to the underlying IAS 39 categories. Interest payments in the context of a repurchase agreement are recognized as interest income or interest expenses. Any premiums/discounts to be accrued/deferred (or differences between the amount received on transfer and the amount to be repaid on re-transfer) are recognized within the relevant balance sheet item. Amounts written back from premiums/discounts are reported under "Net interest income".

The repurchase agreements completed on the balance sheet date can be divided as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Genuine repurchase agreements as the pledgor		
deposits from other banks	1,545	685
due to customers	390	231
Total	**1,935**	916
Genuine repurchase agreements as the pledgee		
loans and advances to other banks	1,445	15
loans and advances to customers	5	0
Total	**1,450**	15

Securities Lending Transactions

The concept of securities lending refers to transactions in which securities are transferred with the obligation for the borrower to retransfer securities of the same type, quality and quantity on expiration of the agreed time and to pay a fee for the duration of the loan. As a borrower, the LRP Group does not report the borrowed securities. If the borrowed securities are sold to third parties, a gain on disposal is recognized as an asset and an obligation to return the securities is recognized under "Trading liabilities" at the same time. The fee paid by the borrower is reported under "Net fee and commission income" or "Net trading income/loss", depending on the category to which the security is assigned in accordance with the IAS 39 security category. The collection of interest or dividends depends on the contractual agreements and can either benefit the borrower or the lender. The interest is reported accordingly under "Net interest income".

In its capacity as the lender, the LRP Group continues to report the securities according to the provisions that apply to the relevant IAS 39 category. In addition to issuer risk, counterparty risk is also included in the measurement. This may lead to the securities being written down or a provision being set up. Cash security deposits are reported as a liability in the lender's balance sheet or as a receivable in the borrower's balance sheet.

The volume of lent securities comprises € 42.1 million (previous year € 626.8 million), that of borrowed securities € 71.3 million (previous year € 68.0 million).

MAIN DIFFERENCES BETWEEN HGB AND IFRSS

(22) Reconciliation of Group Equity 2006 from HGB to IFRSs

Opening balance sheet of the LRP Group as of 1 January 2006:

€ millions	1 January 2006
Assets	
Cash reserve	166
Loans and advances to other banks	20,605
Loans and advances to customers	18,682
Allowance for losses on loans and advances	- 399
Positive fair values from derivative hedging instruments	943
Trading assets	3,810
Financial assets designated at fair value	399
Investment securities	23,850
Investments accounted for using the equity method	0
Portfolio hedge adjustment attributable to assets	0
Intangible assets	17
Investment property	9
Property and equipment	101
Current income tax assets	4
Deferred income tax assets	1,228
Other assets	23
Total assets	**69,438**

€ millions	1 January 2006
Equity and liabilities	
Deposits from other banks	22,182
Due to customers	10,814
Securitized liabilities	28,351
Negative fair values from derivative hedging instruments	566
Trading liabilities	2,507
Financial liabilities designated at fair value	32
Portfolio hedge adjustment attributable to liabilities	0
Provisions	527
Current income tax liabilities	97
Deferred income tax liabilities	1,081
Other liabilities	83
Subordinated debt	2,079
Equity	1,119
Ordinary capital	166
Share premium	0
Retained earnings	908
Net income recognized directly in equity	45
Net retained profit	0
Minority interest	0
Total equity and liabilities	**69,438**

IFRS standards are generally applied retrospectively, though there are mandatory and voluntary exceptions to this rule. On the opening balance sheet date, the mandatory exceptions with regard to hedge accounting, the derecognition of financial instruments and estimates were taken into account. In respect of the transitional provisions of IFRS 5 (non-current assets held for sale and discontinued operations), there were no such transactions to report as of 1 January 2006.

We availed ourselves of the following IFRS 1 relief options when preparing the opening balance:

- No retrospective application of IFRS 3 in accordance with IFRS 1 B1. In HGB financial statements, all existing asset-side difference amounts from full consolidation were offset against the reserves from retained earnings, once hidden reserves had been assigned. Existing liabilities-side difference amounts were also assigned to the reserves from retained earnings.
- Exemption from the provisions for cumulative translation differences in accordance with IFRS 1.22.
- Application of the exceptions pursuant to IFRS 1.25A in respect of the designation of previously recognized financial instruments at the time of transition to IFRSs.

The LRP Group has designated financial assets that were reported in the HGB financial statements under "Loans and advances to other banks" and "Loans and advances to customers" as well as "Shares and other non-fixed interest securities" with a HGB book value of € 2,566 million at fair value (HfT, FVO) through profit or loss.

Financial assets with a HGB book value of € 23,826 million were designated as available for sale (AfS). These were reported in the HGB financial statements under "Bonds and other fixed-interest securities", "Companies in which an equity interest is held", "Shares in affiliated companies" as well as "Shares and other non-fixed-interest securities".

Financial liabilities reported in the HGB financial statements under "Liabilities to banks" and "Liabilities to customers", "Certificated liabilities" and "Deferred items", with a total HGB book value of € 54 million were classified at fair value through profit or loss.

The following table presents the changes to the balance-sheet items resulting from the first-time adoption of IFRSs:

€ millions	Issued capital	Silent partners' contributions	Share premium	Retained earnings	Revaluation reserve	Remeasurement gain/loss from cash flow hedges	Provision from currency translation	Net retained profit	Minority interest	Total
Equity under HGB as of 31 December 2005	166	753	0	478	0	0	0	85	2	**1,484**
Effects of first-time adoption on revenue reserves (retained earnings)										
from the reversal of contingency reserves pursuant to section 340 f + g HGB	0	0	0	444	0	0	0	0	0	**444**
from the reclassification of silent partners' contributions as debt	0	- 453	0	0	0	0	0	0	0	**- 453**
from provisions for pensions	0	0	0	- 209	0	0	0	0	0	**- 209**
from investment property	0	0	0	0	0	0	0	0	0	**0**
from deferred taxes	0	0	0	151	0	0	0	0	0	**151**
from leases	0	0	0	0	0	0	0	0	0	**0**
from the transfer of available-for-sale assets to the revaluation reserve	0	0	0	0	0	0	0	0	0	**0**
from others	0	0	0	- 26	0	0	0	0	0	**- 26**
Effects of first-time adoption of IFRSs	0	0	0	0	0	0	0	0	0	**0**
Reclassifications	0	- 300	0	87	0	0	0	- 85	- 2	**- 300**
Effects of first-time adoption on revaluation reserve	0	0	0	0	45	0	0	0	0	**45**
Remeasurement gain/loss from cash flow hedges	0	0	0	0	0	0	0	0	0	**0**
Provision from currency translation	0	0	0	0	0	0	0	0	0	**0**
Effects of first-time adoption of minority interest	0	0	0	0	0	0	0	0	0	**0**
Effects of different bases of consolidation	0	0	0	- 17	0	0	0	0	0	**- 17**
Total reconciliation	0	- 753	0	430	45	0	0	- 85	- 2	**- 365**
Equity under IFRSs as of 1 January 2006	**166**	**0**	**0**	**908**	**45**	**0**	**0**	**0**	**0**	**1,119**

As of 31 December 2006, the changes to the balance-sheet items resulting from the first-time adoption of IFRSs are as follows:

€ millions	Issued capital	Silent partners' contri-butions	Share premium	Retained earnings	Revalua-tion re-serve	Remeas-urement gain/loss from cash flow hedges	Provision from currency trans-lation	Net retained profit	Minority interest	Total
Equity under HGB as of 31 December 2006	166	753	0	572	0	0	0	129	4	**1,624**
Effects of first-time adoption on revenue reserves (retained earnings)										
from the reversal of contingency reserves pursuant to section 340 f + g HGB	0	0	0	444	0	0	0	0	0	**444**
from the reclassification of silent partners' contributions as debt	0	- 453	0	0	0	0	0	0	0	**- 453**
from provisions for pensions	0	0	0	- 209	0	0	0	0	0	**- 209**
from investment property	0	0	0	0	0	0	0	0	0	**0**
from deferred taxes	0	0	0	151	0	0	0	0	0	**151**
from leases	0	0	0	0	0	0	0	0	0	**0**
from the transfer of available-for-sale assets to the revaluation reserve	0	0	0	0	0	0	0	0	0	**0**
from others	0	0	0	- 26	0	0	0	0	0	**- 26**
Effects of first-time adoption of IFRSs	0	0	0	59	- 16	0	0	3	0	**0**
Reclassifications	0	- 300	0	0	0	0	0	4	- 4	**- 300**
Effects of first-time adoption on revaluation reserve	0	0	0	0	45	0	0	0	0	**45**
Remeasurement gain/loss from cash flow hedges	0	0	0	0	0	- 6	0	0	0	**- 6**
Currency translation reserve	0	0	0	0	0	0	0	0	0	**0**
Effects of first-time adoption on minority interest	0	0	0	0	0	0	0	0	0	**0**
Effects of different bases of consolidation	0	0	0	- 121	0	0	0	54	0	**- 67**
Total reconciliation	0	- 753	0	298	29	- 6	0	61	- 4	**- 375**
Equity under IFRSS as of 1 January 2006	**166**	**0**	**0**	**870**	**29**	**- 6**	**0**	**190**	**0**	**1,249**

(23) Reconciliation of 2006 Consolidated Profit from HGB to IFRSs

€ millions	2006
Consolidated profit under HGB as of 31 December 2006	**129**
Change in basis of consolidation	54
Hedge accounting and measurement of derivative hedging instruments	24
Offsetting of intra-group issues	0
Measurement of third party issues	0
Investment property	0
Designation at fair value	0
Pension expense	0
Leases	0
Other	5
Tax effects	– 26
Profit attributable to minority interest	4
Total reconciliation	**61**
Consolidated profit under IFRSs as of 31 December 2006	**190**

(24) Reconciliation of 2006 Cash Flow Statement from HGB to IFRSs

The differences in cash flows from operating activities, investment activities and funding activities under HGB and IFRSs are mainly attributable to changes in the classification of securities, investment property, leased assets and interest on silent partners' contributions.

(25) Allocation to Provision for General Bank Risks according to §§ 340 f and 340 g HGB

IFRSs do not allow the creation of hidden reserves in the form of reserves pursuant to § 340 f HGB or § 340 g HGB. These were reversed against retained earnings on initial recognition.

(26) Subordinated Debt

IFRSs require subordinated debt to be classified as debt capital provider's right to reclaim the capital. The silent partners' contributions that were reported under equity in the HGB financial statements are classified as debt under IFRSs, and reported as subordinated debt or, in some cases, represent trust liabilities.

(27) Pension Provisions

IFRSs require both indirect and direct obligations to be included in the calculation of pension obligations. IAS 19 requires future economic and demographic trends (e. g. salary increases and employee turnover rates, selection of a comparable market rate of interest for discounting provisions) to be factored into the measurement of pension obligations. IAS 19 requires the discounting factor to be based on the capital market rates of high-quality, fixed-income bonds with matching maturities so as to reflect the economic and demographic trends impacting the amount of the obligations entered into by the Bank. IFRSs pension obligations are calculated using the projected unit credit method.
IAS 19 distinguishes between defined contribution and defined benefit plans. A balance sheet provision is recognized exclusively for the defined benefit plans (IAS 19.49), as defined contribution plans do not constitute an obligation on the part of the LRP Group and are therefore recognized directly as a liability and as an expense in the period (IAS 19.44) or are carried as accruals. Actuarial gains or losses are recognized directly in retained earnings in the year in which they arise.

According to HGB pension obligations arise from a company's direct commitment to grant its employees future pension benefits. These obligations constitute liabilities of uncertain due date and amount. § 249 of the HGB therefore generally requires provisions to be set up for obligations from direct pension commitments. Calculation of pension obligations for German accounting and reporting purposes uses the "Teilwertverfahren" (German entry age normal method) pursuant to § 6 a of the EstG (German Income Tax Act).

(28) Investment Property

IFRSs require property held for rental, finance lease or for capital appreciation to be reported separately. Investment property is measured initially at cost. Measurement subsequent to initial recognition is performed using the fair value method in the LRP Group.

Land and buildings are carried as tangible fixed assets ("Property and equipment") according to HGB and measured at amortized cost.

(29) Deferred Tax Assets and Liabilities

According to § 274/§ 306 of the HGB, deferred taxes are recognized only for timing differences between accounting profit and taxable profit that will be reversed in the ensuing years (timing concept). § 306 of the HGB requires deferred tax assets to be recognized. However, deferred tax assets may not be recognized for tax loss carryforwards. The HGB allows deferred tax assets and liabilities to be offset against one another.

By contrast, IAS 12 uses the balance sheet liability method (temporary concept). According to this concept, all differences between the tax carrying amounts (tax base) and the carrying amounts in the IFRSs financial statements that result in future tax benefits or expenses (temporary differences) are recognized in the computation of deferred tax assets and liabilities.

Under IFRSs, deferred taxes must be recognized, irrespective of whether the differing carrying amounts in the IFRS financial statements and the tax base have affected profit or loss. The country-specific tax rates to be applied in future are used to calculate deferred tax assets and liabilities according to the balance sheet liability method.

IFRSs permit deferred tax assets to be offset against deferred tax liabilities only in cases where a company has a legally enforceable right so to do and the criteria set out in IAS 12.74 have been satisfied.

In addition, IAS 12 requires deferred tax assets to be recognized for tax loss carryforwards where their utilization is probable in future periods. Under IFRSs, exceptions to the recognition of deferred taxes relate to permanent differences, undistributed profits of individual Group companies, goodwill from capital consolidation and differences from the initial recognition of assets and liabilities.

Deferred tax assets must be reported separately from other assets and from actual tax refunds. In contrast to § 274 (2) of the HGB (recognition option), deferred taxes are required to be recognized under IFRSs.

(30) Leases

Under IFRSs, leased assets are assessed according to the way in which the economic risks and rewards arising from the leased asset are distributed between lessor and lessee, and recognized accordingly.

In contrast to the HGB, this means that the lessee recognizes the leased assets held under finance leases including an obligation for future lease payments, while the lessor recognizes a corresponding receivable in the amount of the net investment value.

Under operating leases, the lessor carries the leased asset as property and equipment, while the lessee does not account for either an asset or a liability.

HGB generally requires leased assets held under both finance and operating lease to be carried under tangible assets ("Property and equipment"). Depreciation charges are recognized as administrative expenses.

(31) Equity

Differences between IFRSs and HGB arise from the different classifications of equity and debt, the presentation of outstanding participations and the income-neutral recognition of difference amounts between acquisition costs and fair value measurement in the income and expense recognized directly in equity.

The recognition and measurement differences resulting from first-time adoption of IFRSs are reported under "Retained earnings" in the opening balance sheet.

(32) Investment Securities

Investment securities are measured differently, depending on the IAS 39 category to which they are assigned, i.e. either at fair value or at amortized cost. The HGB requires companies in which an equity interest is held and shares in affiliated companies to be measured at acquisition costs or at the lower-of-cost-or-market principle. Fixed-income securities that were acquired to be held long-term and have been assigned upper investment grade rating by third parties are measured using the mitigated lower-of-cost-or-market principle.

(33) Trading Portfolios and Derivative Hedging Instruments

IFRSs require loans held for trading/trading liabilities to be generally carried under "Trading assets" or "Trading liabilities" and to be measured at fair value. Changes in the fair value of the trading assets/liabilities are recognized directly in profit or loss for the period.

The application of the fair value option in IAS 39 gives rise to measurement principles that differ from those of HGB.

HGB currently does not contain any specific provisions for measuring derivative financial instruments, which is why the general valuation principles of §§ 252 et seq. of the HGB are used. Derivative financial instruments of the trading portfolio are measured at market prices if they are traded on active markets, while financial instruments for which market prices are not available are measured at prices determined by using valuation models. A risk-adjusted mark-to-market valuation is used to measure trading portfolios. This method reduces the mark-to-market result of these portfolios by the value at risk (VaR) determined for these portfolios in line with regulatory requirements.

By contrast, HGB does not generally allow valuation results to be recognized in the measurement of hedging derivatives. Under German accounting principles, the hedged item and the hedging instrument are accounted for as a hedging relationship. The hedged item is carried at amortized cost on the balance sheet. The hedging instrument, on the other hand, is not generally recognized on the balance sheet.

Under the HGB, banking book interest rate derivatives are generally not recognized either.

(34) Liabilities

Under IFRSs, both deferred interest and discounts/premiums are recognized directly under the corresponding balance sheet items in which the liabilities are carried.

Own bonds contained in the LRP Group's portfolio are set off against securitized liabilities and recognized in income pursuant to IFRSs.

(35) Receivables

Under HGB, all receivables are carried at their principal amounts. Accrued interest is allocated directly to the relevant loan and advance and carried under the relevant balance sheet items. Discounts and premiums are carried under "Prepaid expenses" and "Deferred income".

IAS 39 requires loans and advances to be measured at amortized cost. Under IFRSs, both accrued interest and discounts/premiums are therefore recognized directly under the corresponding balance sheet items in which the loans and advances are carried.

Allowance for Losses and Advances

Under IFRSs, allowance for losses and advances is recognized under assets on the face of the balance sheet. Global valuation allowances, which are required under HGB, may not be recognized under IFRSs. For IFRSs reporting, the global valuation allowances recognized for commercial accounting were therefore reversed against retained earnings (prior-year amounts) on initial recognition, with no effect on income, or reversed, with effect on income (changes in the reporting period).

(36) Other Provisions

IFRSs distinguish between provisions, accruals and contingent liabilities, depending on their probability of occurrence. No distinction is made between provisions and accruals in HGB.

The recognition requirement for certain types of expenses set out in § 249 (1), sentence 2 of the HGB is not permissible under IAS 37. The reporting options pursuant to § 249 (1), sentence 3 and § 249 (2) of the HGB also cease to apply according to IFRSs.

IFRSs require provisions to be discounted if the discounting effect is material, whereas discounting under the HGB is only possible if the liability in question contains an interest portion.

(37) Securities Lending Transactions

IFRSs require the lender to continue to report the securities in accordance with the provisions that apply to the relevant IAS 39 category. The fee paid by the borrower is carried as a liability or reported in net trading income.

The HGB, on the other hand, states that the lender derecognizes the securities at their book value and instead recognizes a (non-cash loan) receivable (asset swap). The lender recognizes the securities as an asset and an obligation to return the securities as a liability.

(38) Trust Activities

Under IFRSs, trust activities cannot be recognized, but are disclosed in the Notes if they are of a significant volume. Disclosures on trust activities can be found in Note (82).

(39) Tax-Based Carrying Amounts

The use of tax bases of assets and liabilities under German tax law is not permitted in IFRSs financial statements.

SEGMENT REPORTING

The LRP Group's segment reporting is prepared in accordance with the provisions of IAS 14. The individual business fields within the LRP Group constitute the primary segment reporting format. In addition, segmentation according to geographical regions is performed.

(40) Segment Reporting according to Business Fields

Segment reporting provides information about the development of results of individual business segments within the LRP Group. These segments are defined as product and customer groups, based on the Group's internal organization structures. The segment results are based on the internal financial control data documented by Controlling business control data and external data from the annual financial statements.

	Retail Clients		Corporate Finance		Financial Markets		Corporate Items		Other/ Consolidation		LRP Group	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
€ millions												
Net interest income	**11.3**	10.8	**124.9**	112.3	**156.5**	136.3	**- 57.4**	- 36.7	**15.0**	22.8	**250.3**	245.5
Net fee and commission income	**33.0**	34.1	**26.0**	18.5	**31.3**	28.8	**11.3**	8.2	**-11.9**	-10.0	**89.7**	79.6
Net trading income/loss[1]	**0.0**	- 0.2	**4.9**	2.0	**- 250.3**	16.4	**29.1**	33.5	**- 3.7**	-1.9	**- 220.0**	49.8
Other operating income[2]	**0.9**	0.2	**- 0.5**	0.4	**- 0.3**	- 0.2	**-1.3**	- 3.0	**11.1**	14.4	**9.9**	11.8
Total operating income	**45.2**	44.9	**155.3**	133.2	**- 62.8**	181.3	**-18.3**	2.0	**10.5**	25.3	**129.9**	386.7
Administrative expenses	**- 27.5**	- 26.6	**- 65.5**	- 51.7	**- 60.3**	- 58.8	**- 43.8**	- 57.9	**- 0.4**	- 8.2	**-197.5**	- 203.2
Allowance for losses on loans and advances	**- 6.9**	0.0	**0.9**	- 6.7	**11.2**	0.7	**- 6.2**	- 3.5	**9.4**	-11.3	**8.4**	- 20.8
Net income/loss from investment securities and other items[3]	**0.0**	0.0	**0.2**	0.1	**-107.6**	17.8	**22.9**	8.8	**-17.2**	- 7.5	**-101.7**	19.2
Profit before tax	**10.8**	18.3	**90.9**	74.9	**- 219.5**	141	**- 45.4**	- 50.6	**2.3**	-1.7	**-160.9**	181.9
Segment assets	**3,250**	2,945	**12,466**	11,876	**55,516**	43,578	**11,241**	13,258	**- 5,160**	- 217	**77,313**	71,440
Segment liabilities	**3,232**	2,910	**11,964**	11,430	**54,886**	43,108	**10,716**	12,682	**- 6,055**	-1,922	**74,743**	68,208
Positions for which capital charges are required	**353**	698	**10,040**	8,911	**13,091**	11,778	**1,542**	1,858	**2,569**	649	**27,595**	23,894
Tied-up equity	**18**	35	**502**	446	**655**	589	**525**	575	**- 455**	- 590	**1,245**	1,055
RoE (%)	**61.2**	52.5	**18.1**	16.8	**- 33.5**	23.9	**-**	-	**-**	-	**- 12.9**	17.2
CIR (%)	**60.8**	59.2	**42.1**	38.8	**- 35.4**	29.5	**-**	-	**-**	-	**151.9**	52.5

[1] The net income/loss from hedging transactions and the net income/loss from financial instruments designated at fair value are stated as part of net trading income/loss.

[2] The net income from investment property is reported as part of "Other operating income".

[3] Includes the following income statement items: "Net income/loss from investment securities" and "Net income/loss from profit or loss transfer agreements".

LRP's primary segment reporting is divided into the following segments:

The **"Retail Clients"** segment comprise all activities associated with private banking customers and the promotional lending business.

The **"Corporate Finance"** segment contains business activities with corporate customers, real estate companies, and municipal loan transactions with the public sector. Besides traditional corporate customer transactions, this also includes specialized product areas, such as export and trade financing.

Apart from traditional trading operations, the **"Financial Markets"** segment includes all business activities with financial institutions and insurance companies. In addition, refinancing and capital market investment in connection with credit risk control continue to be grouped together in this segment.

The **"Corporate Items"** segment groups together all business activities that are not included in the business areas of the other segments. These include equity investments not assigned to the operating segments, investment of the Bank's own funds and strategic positions.

The item **"Other/Consolidation"** covers pure consolidation issues and eliminates the interlocking relationships of the Group. In addition, this segment presents a reconciliation of internal financial control data to external reporting data.

As a rule, income and expenses are allocated to the segments in which they arise. Net interest income is calculated according to the market-oriented funds transfer pricing system used by German banks ("current-interest-rate method"). Net interest income also includes the capital benefit, i. e. investment income from equity. Net trading income/loss also includes the net income/loss from hedging transactions, and the net income/loss from financial instruments designated at fair value. The net income from investment property is reported as part of "Other operating income".

Besides direct personnel and material expenses, the administrative expenses of a segment also include expenses assigned on the basis of intra-group cost allocation. Overhead costs are allocated on a pro rata basis. The allowance for losses on loans and advances corresponds to the carrying amounts in the income statement and is allocated to the segments in which they arise. The net income/loss from investment securities is reported in one item along with the net income/loss from profit and loss transfer agreements and the net income from investments accounted for using the equity method.

Segment assets contain loans and advances to other banks and to customers less the allowance for loans and advances, positive fair values from derivative hedging instruments, trading assets, financial assets designated at fair value, investment securities, investments accounted for using the equity method, portfolio hedge adjustment attributable to assets and investment property.

Segment liabilities include deposits from other banks and amounts due to customers, securitized liabilities, negative fair values from derivative hedging instruments, trading liabilities, financial liabilities designated at fair value, and portfolio hedge adjustment attributable to liabilities.

Equity deemed to be tied up is calculated in accordance with Grundsatz I, Kreditwesengesetz (Principle I of the German Banking Act) in line with banking supervisory requirements, based on the risk assets determined and the capital charges for market price risk positions and imputed Tier 1 capital backing in the segments.

A segment's return on equity is calculated based on the ratio of profit before tax to equity deemed to be tied up in accordance with the supervisory requirements. The cost-income ratio is the ratio of administrative expenses to operating income.

The 2007 segment result developed as follows in comparison with the previous year:

In the **"Retail Clients"** segment, operating income holds steady at the previous year's level. All the business divisions assigned to this segment have made an equal contribution to the positive development of net interest income in comparison with the previous year. Net fee and commission income, however, showed a slightly adverse trend, with the effect from the Luxembourg private banking operation prevailing. Administrative expenses rose slightly due to LRI setting up private banking activities in Asia. The credit risk provision set up in the "Syndicated Loans" profit center had a major impact on the decline in the segment result.

The driving force behind the increase in operating income in the **"Corporate Finance"** segment by 17 % year on year was the net interest and net fee and commission income, which profited from positive impetus from the "Real Estate Loans", "Structured Finance" and "Project Finance" business fields, and from the medium-sized corporate business that is still under construction. In addition, increased cross-selling activities in real estate loans und medium-sized corporate customers contributed to the rise in net trading income. The accelerated construction of the medium-sized corporate and international real estate business caused administrative expenses to rise significantly. An improvement in the risk situation in the "Real Estate Loans" and "Airplane Finance" divisions contributed to a generally positive segment result for credit risk provision, despite countervailing effects in other business fields. On the whole, therefore, the segment result improved by more than 21 % to around € 91 million.

In the **"Financial Markets"** segment, operating income shows significant stresses in connection with current developments on the international financial markets which are reflected in the form of valuation losses in net trading income. Nevertheless, the business divisions in this segment managed to increase net interest income by around 15 % and net fee and commission income by around 9 %. Administrative expenses in this segment showed a moderate increase. The allowance for losses on loans and advances showed an approximately € 10 million improvement over the previous year, which was mainly due to LRI's "Debt & Capital Markets" division. The turbulence on the international financial markets also found expression in the net income/loss from investment securities, which had a similar negative impact on the segment result.

Operating income in the **"Corporate Items"** segment (€ -20 million) is characterized by restructuring charges in the strategic positions in the second half of 2007. The improvement in net fee and commission income and a net trading income that is below the level achieved in the previous year are both mainly due to a methodologically induced effect caused by consolidating the special funds in the previous year. Administrative expenses fell by around 24 % compared to the previous year, with lower pension provision costs having a noticeably positive impact. The sale of an equity investment was the main driver of the approximately € 14 million improvement in net income/loss from investment securities.

(41) Segment Reporting by Geographical Regions
Secondary reporting covers the geographical segments "Germany" and "Europe (excluding Germany)". The Group units were assigned to these segments using the country-of-incorporation principle.

	Germany		Europe (excluding Germany)		Other/ Consolidation		LRP Group	
	2007	2006	2007	2006	2007	2006	2007	2006
€ millions								
Operating income	**166.5**	340.3	**71.3**	164.6	**-107.9**	-118.2	**129.9**	386.7
Result before tax	**-53.7**	123.7	**-52.1**	134.7	**-55.1**	-76.5	**-160.9**	181.9
Segment assets	**69,577**	61,093	**16,008**	15,653	**-8,272**	-5,306	**77,313**	71,440
Segment liabilities	**65,537**	56,782	**14,074**	13,315	**-4,868**	-1,889	**74,743**	68,208

NOTES TO THE INCOME STATEMENT

(42) Net Interest Income

Besides interest and current income and interest expense, net interest income includes proportionate reversals of premiums and discounts from financial instruments. Interest and dividend income and the associated refinancing expenses of financial instruments in the held-for-trading and designated at fair value categories are also reported under "Net interest income". In addition, the payments to typical silent partners are reported under "Interest expense" due to the classification of silent partners' contributions as debt in accordance with IAS 32.

€ thousands	2007	2006
Interest income from		
money market and capital market transactions	**1,852,684**	1,546,461
fixed-income securities and book-entry securities	**1,388,982**	945,110
Interest income from hedging derivatives	**123,551**	0
Interest income from trading derivatives	**89,218**	75,324
Current income from		
shares and other non-fixed income securities	**32,433**	16,060
equity investments and subsidiaries	**0**	0
investments in associated companies	**7,522**	6,291
leasing (finance leasing)	**0**	0
Current income from profit transfer	**259**	338
Other interest income	**28,625**	1,323
Interest income and current income	**3,523,274**	2,590,907
Interest expense for customer deposits	**-1,720,488**	-1,169,865
Interest expense for securitized liabilities	**-1,163,624**	-946,569
Interest expense for subordinated debt	**-82,564**	-78,514
Interest expense from hedging derivatives	**-198,214**	-81,715
Interest expense from trading derivatives	**-96,991**	-65,417
Other interest expense	**-13,218**	-12,826
Current expenses from leasing transactions	**-521**	0
Expenses from loss absorption	**-6**	-57
Other current expenses	**-1,722**	0
Interest expense	**-3,277,348**	-2,354,963
Early termination fees	**4,549**	9,405
Net interest income	**250,475**	245,349

In the case of financial assets in the LaR category on which valuation allowances were charged, interest of € 6,095,000 was calculated in the year under review from the increase in the present value of the receivable (unwinding pursuant to IAS 39.AG93).

Other interest expenses result almost exclusively from interest expenses from trust activities.

Net interest income from financial assets and financial liabilities not recognized at fair value through profit or loss comprises the following items:

€ thousands	2007	2006
Interest income	3,229,616	2,462,860
Interest expense	- 2,973,196	- 2,205,901
Total	**256,420**	256,959

(43) Allowance for Losses on Loans and Advances

Allowance for losses on loans and advances is reported in the LRP Group's income statement as follows:

€ thousands	2007	2006
Expense from additions	**- 46,772**	- 56,138
of which specific allowances	**- 44,645**	- 36,582
of which portfolio-based allowances	**- 2,127**	- 19,556
Direct loan write-offs	**- 5,814**	- 7,892
Income from reversal of allowances for loans and advances	**47,020**	43,936
of which specific allowances	**47,020**	43,279
of which portfolio-based allowances	**0**	657
Recoveries on loans previously written off	**8,343**	2,249
Net income/expense from risk provisioning in the lending business	**5,563**	- 2,904
Other expense from lending operations	**0**	- 9
Total	**8,340**	- 20,758

(44) Net Fee and Commission Income

€ thousands	2007	2006
Fee and commission income	**105,681**	105,776
Fee and commission expense	**- 16,015**	- 26,290
Net fee and commission income	**89,666**	79,486
of which payments and international transactions	**1,619**	1,300
of which securities and custody business	**35,936**	38,289
of which lending and guarantee (aval) business	**31,160**	22,615
of which trust activities	**11,981**	11,646
of which brokerage business	**491**	2,702
of which others	**8,479**	2,934

Other net fee and commission income mainly comprises income and expenses from asset management.

Net fee and commission income from financial assets and financial liabilities not recognized at fair value through profit or loss is as follows:

€ thousands	2007	2006
Fee and commission income	**105,681**	105,776
Fee and commission expenses	**- 16,015**	- 26,290
Total	**89,666**	79,486

(45) Net Trading Income/Loss

Net trading income/loss includes all gains/losses on disposal and gains or losses on the remeasurement of financial instruments held for trading. In addition, the income/loss from the currency translation of items denominated in foreign currency and the remeasurement gains/losses from economic hedging derivatives are also presented under this item. Interest and dividend income from these financial instruments and the associated refinancing expenses are reported under "Net interest income".

€ thousands	2007	2006
Net income from interest rate transactions	**24,712**	18,990
Net income from equity transactions	**3,393**	9,344
Net income/loss from lending operations	**- 253,309**	7,334
Net income/loss from foreign exchange transactions	**13,002**	- 3,781
Net income/loss from economic hedging derivatives and trading derivatives	**- 16,054**	18,657
Net trading income/loss	**- 228,256**	50,544

The net income/loss from interest rate transactions resulted in particular from exchange rate gains and losses from transactions with bonds and other fixed-income securities, borrower's note loans and interest rate derivatives.

Net income from equity transactions includes gains and losses from trading of equities and equity derivatives.

Income or loss from credit derivatives, particularly transactions with single-name credit default swaps and credit default swaps from collateralized debt obligations, is reported under "Net income/loss from credit-related transactions (see Note (8)).

Net income from foreign exchange transactions includes gains and losses from foreign currency spot and forward transactions, foreign currency options and the translation of foreign currency assets or liabilities.

(46) Net Income/Loss from Financial Instruments Designated at Fair Value

Net income from financial instruments designated at fair value includes all realized and unrealized gains and losses from assets and liabilities designated at fair value (market-valued asset and liability items). Dividend and interest income from trading assets designated at fair value are shown in "Net interest income". The fee and commission payments associated with purchases and sales are reported under "Net fee and commission income".

€ thousands	2007	2006
Realizable gains/losses	**5,685**	- 658
Unrealizable gains/losses	**546**	1,951
Net income/loss from financial instruments designated at fair value	**6,231**	1,293

(47) Net Income/Loss from Hedging Transactions

Only the valuation results from effective hedges in the context of hedge accounting are reported in "Net income from hedging transactions". Income from hedging instruments that do not meet the effectiveness requirements of IAS 39 is reported under "Net trading income/loss".

€ thousands	2007	2006
Changes in value of the underlying transactions hedged	**- 20,711**	65,950
of which micro fair value hedges	**- 28,558**	65,950
of which portfolio fair value hedges	**7,847**	0
Changes in value of the hedging derivatives	**22,782**	- 67,900
of which micro fair value hedges	**29,974**	- 67,900
of which portfolio fair value hedges	**- 7,192**	0
Net income/loss from hedging transactions	**2,071**	- 1,950

LRP implemented the application of the portfolio fair value hedges in fiscal year 2007. The Bank realized total gains of € 23 million from effective hedging instruments in 2007. This is offset by a loss from hedged items amounting to € 21 million. The previous year saw a gain of € 66 million from hedged items and a loss from effective hedging instruments of € 68 million.

(48) Net Income/Loss from Investment Securities

The net income/loss from investment securities includes disposal and impairment losses from available-for-sale securities, as well as equity investments and investments in unconsolidated companies. This item also includes reversals of impairment losses on investment securities following credit rating-induced write-downs up to the amount of amortized cost.

€ thousands	2007	2006
Net gain/loss on the disposal of	11,653	21,514
securities (AfS)	5,924	17,114
equity investments (AfS)	23,314	4,400
other investment securities (AfS)	- 17,585	0
Impairment losses	- 113,499	- 2,769
Net income/loss from investment securities (AfS)	**- 101,846**	18,745
Net gain/loss on the disposal of	103	140
securities (LaR)	103	- 95
equity investments (LaR)	0	0
other investment securities (LaR)	0	235
Net gain from investment securities (LaR)	**103**	140
Total net income/loss from investment securities	**- 101,743**	18,885

The impairment results from write-downs on securitization transactions in the form of collateralized debt obligations (particularly CDO on ABS) and securitization vehicles (SIVs). Valuation of these investment securities was based on the exchange rates provided by the particular arranger as of 31 December 2007. We consider these rates not to be in line with usual market conditions due to the financial market crisis; generally, they are so-called "firesale prices".

Income from available-for-sale investment securities (AfS) includes those amounts totaling € 9,000 (previous year € 367,000) which were removed from equity as part of the derecognition of financial instruments and allocated to the income statement.

(49) Net Income/Loss from Investment Property

€ thousands	2007	2006
Rental income	317	0
Income from disposals	1,823	62
Income from investment property	**2,140**	62
Operating expenses for leased properties	185	0
Write-offs and impairment losses	52	0
Expenses from investment property	**237**	0
Income/loss from fair value adjustment	- 16	- 343
Net income/loss from investment property	**1,887**	- 281

(50) Administrative Expenses

The LRP Group's administrative expenses are made up of personnel expenses, other administrative expenses and write-downs on property and equipment and intangible assets. The relevant items are structured as follows:

€ thousands	2007	2006
Administrative expenses		
Wages and salaries	-92,529	-81,795
Social security contributions	-9,871	-10,254
Additions to and reversals of provisions for pensions and other similar obligations	-24,021	-39,456
Expenses for pensions (defined contribution plans)	-13	-12
Other expenses for pensions and other benefits	-4,398	-2,576
Other staff costs	111	-266
Total staff cost	**-130,721**	-134,359
Other administrative expenses		
Cost of premises	-6,632	-6,858
IT costs	-9,344	-9,722
Advertising, public relations, and representation costs	-6,312	-5,388
Legal and consulting expenses	-7,190	-11,982
Audit costs	-2,093	-2,323
Association and other contributions	-3,432	-3,684
Other administrative expenses	-18,385	-16,651
Total other administrative expenses	**-53,388**	-56,608
Depreciation and write-downs		
of property and equipment	-6,680	-6,521
amortizations and write-downs of intangible assets	-6,706	-5,666
Depreciation, amortization, and write-downs	**-13,386**	-12,187
Total administrative expenses	**-197,495**	-203,154

In addition to the expenses for pension provision, the Bank paid € 4,643,000 in 2007 and € 4,396,000 in 2006 to the German pension insurance, on behalf of employees, and recognized this as expenses under "Social security contributions".

The auditors' fees (exclusive of VAT) of € 2,093,000 recognized as expenses in the fiscal year comprise the following:

€ thousands	2007	2006
Audit services	-2,007	-2,217
Audit-related services	0	-11
Tax services	-78	-88
Other services	-8	-7
Total	**-2,093**	-2,323

Expenses from operating leases are the result of payments for using the property at Grosse Bleiche 46, where WIB's administrative building is located. In fiscal year 2007, this lease resulted in an administrative expense of € 179,000. Future contractual payments amount to € 2,343,000 (previous year: € 2,429,000).

The leases do not generally include extension and purchase options.

The following table shows the temporal distribution of the payment obligation.

€ thousands	2007	2006
With a term of up to 1 year	**255**	178
With a term between 1 and 5 years	**726**	711
With a term of more than 5 years	**1,362**	1,540
Total	**2,343**	2,429

Other administrative expenses include, in particular, expenses for office and motor vehicle expenses amounting to € 2,941,000 (previous year € 2,881,000) as well as postage, transportation, and communication costs to the value of € 5,586,000 (previous year € 5,654,000).

(51) Other Operating Income

Other operating income is broken down into income and expenses as follows:

€ thousands	2007	2006
Income from property and equipment and intangible assets	**830**	1,441
Reversal of unscheduled depreciation (inventory, property and equipment)	**0**	0
Income from the reversal of other provisions	**75**	0
Income from operating leases	**0**	0
Income from refunds of expenses from third parties	**5,761**	6,381
Miscellaneous operating income	**13,176**	13,194
Total other operating income	**19,842**	21,016
Expenses from property and equipment and intangible assets	**- 132**	0
Expenses for other taxes	**- 4,166**	- 478
Addition to other provisions	**- 289**	- 2,612
Impairment of inventories	**0**	0
Expenses for donations	**- 430**	- 440
Write-downs from operating leases	**0**	0
Expenses for foreclosed land and buildings	**0**	- 28
Miscellaneous operating expenses	**- 6,890**	- 5,275
Total other operating expenses	**- 11,907**	- 8,833
Net other operating expenses	**7,935**	12,183

The income from items of property and equipment and intangible assets is almost entirely revenue from rental.

Other operating income to the value of € 9,257,000 is the result of gains from deconsolidating the Moguntia funds.

(52) Income Tax

Income tax expenses are made up as follows:

€ thousands	2007	2006
Current income tax expense	**- 5,877**	- 34,554
Income/expense from prior-period income taxes	**5,359**	11,112
Deferred tax expense/income from occurrence or change in temporary difference	**70,279**	- 11,491
Total income taxes	**69,761**	- 34,933

The following reconciliation statement presents the correlation between reported and calculated income taxes:

€ thousands	2007	2006
Consolidated result before tax	**- 160,889**	182,249
Applicable tax rate	**38.92 %**	38.92 %
Expected income tax	**- 62,618**	71,204
Tax effects		
of different tax rates on deferred taxes recognized in profit or loss	**1,119**	- 14,523
of prior-period taxes recognized in the fiscal year	**- 14,215**	- 926
of changes in tax rates	**42,481**	0
of non-creditable income taxes (withholding taxes and foreign taxes)	**23**	0
of non-deductible operating expenses	**14,074**	5,180
of tax-free income	**- 17,562**	- 15,004
of permanent tax effects	**- 3,226**	- 15,860
of value adjustments	**- 34,082**	0
of other differences	**4,245**	4,862
Total income tax expense	**- 69,761**	34,933

The tax rate to be used for the reconciliation is based on the corporation tax rate of 25 % (previous year 25 %) valid in Germany on the reporting date, including the solidarity surcharge amounting to 5.5 % (previous year 5.5 %) and the trade tax rate depending on the relevant multiplier (average 18.03 %). Due to the deductibility of trade tax when calculating corporation tax, this results in a domestic income tax rate of 39.65 % (previous year 39.65 %).

Deferred tax items, however, are measured at the reduced corporation tax rate of 15 % and a solidarity surcharge of 5.5 %, due to the corporate tax reform that came into effect on 1 January 2008. The surplus of deferred tax assets results in a one-time tax expense of € 42 million in fiscal year 2007 through revaluation for previous years.

The corporate tax reform gives rise to a statutory overall tax charge of 31.23 % for 2008.

Additional income tax effects arise due to the different tax rates in the individual countries of foreign companies which range between 25 % and 30.38 %.

The line "Tax-exempt income" contains all the effects from domestic and foreign companies, such as tax-exempt income in connection with the sale of various shares to the value of € 12 million (previous year € 3 million), as well as tax-exempt dividend income to the value of € 3 million (previous year € 13 million).

The line "Tax effects from other differences" mainly contains additions and reductions for local taxes, particularly trade tax, amounting to € 4 million (previous year € 4 million).

No other temporary differences or tax credits for which no deferred tax assets were recognized existed at the balance sheet date.

Deferred tax assets represent the potential income tax benefits from time-restricted differences between carrying amounts of assets and liabilities in the Group balance sheet in accordance with IAS/IFRS and the tax balance sheet values. Deferred income tax liabilities represent the potential income tax charges from temporary differences between carrying amounts of assets and liabilities in the balance sheet in accordance with IFRSs and the tax balance sheet.

Deferred tax assets and liabilities were recognized in connection with the following balance sheet items:

	Deferred tax assets		Deferred tax liabilities	
	2007	2006	2007	2006
€ millions				
Assets				
Loans and advances (including allowance for losses)	**33**	39	**0**	- 11
Positive fair values from derivative hedging instruments	**0**	0	**- 79**	- 123
Trading assets and financial assets designated at fair value	**0**	0	**- 181**	- 311
Investment securities	**105**	55	**- 41**	- 98
Intangible assets	**2**	3	**- 1**	- 1
Property and equipment/investment property	**0**	0	**- 2**	- 3
Other assets	**29**	19	**0**	0
Equity and liabilities				
Liabilities	**30**	74	**- 19**	0
Negative fair values from derivative hedging instruments	**51**	91	**0**	0
Trading liabilities and financial liabilities designated at fair value	**257**	300	**- 18**	- 5
Provisions	**58**	71	**- 14**	0
Other liabilities	**26**	38	**0**	- 5
Loss carryforwards	**52**	11	**0**	0
Tax Credits	**0**	0	**0**	0
Other	**6**	- 1	**0**	3
Net amount	**- 355**	- 526	**355**	526
	294	174	**0**	- 28
of which changes recognized in profit or loss	**- 147**	- 540	**209**	526
of which change recognized in the revaluation reserve	**87**	18	**4**	3
of which change recognized in retained earnings	**0**	0	**- 14**	- 4
of which other changes recognized directly in equity	**9**	1	**0**	0
Change during the period	**- 51**	- 521	**199**	525

The deferred tax assets that were directly offset against equity due to revaluation of the available-for-sale portfolio amounted to € 101 million at the balance sheet date (previous year € 3 million). The deferred tax liabilities that were directly offset against equity due to revaluation of the available-for-sale portfolio amounted to € 11 million (previous year € 5 million) as of the balance sheet date.

(53) Net Gains/Losses from Financial Instruments

Net gains and losses structured according to IAS 39 categories are composed of interest and dividends, income or losses on disposal, changes in fair value, impairment losses, reversals of impairment losses as well as subsequent income from financial instruments already written of. They also contain changes in value from economic hedging derivatives and income/loss from value changes in hedged items from micro fair value hedges. In addition, fiscal year 2006 contains interest revenue and interest expenses from hedging derivatives in the category of "Held-for-trading financial assets or liabilities".

€ thousands	2007	2006
Financial assets/liabilities held for trading	**- 241,258**	54,392
Available-for-sale financial assets	**- 165,547**	- 135,523
Loans and receivables	**- 16,013**	- 49,830
Financial liabilities measured at amortized cost	**59,107**	270,180

(54) Impairment Losses of Financial Assets by Classes

€ thousands	2007	2006
Interest-bearing assets	**113,120**	1,169
Non-interest-bearing assets	**379**	1,600
Total	**113,499**	2,769

NOTES TO THE BALANCE SHEET

(55) Cash Reserve

The cash reserve is composed of the following items:

€ millions	31 Dec. 2007	31 Dec. 2006
Cash	3	2
Balances with central banks	139	75
Total	**142**	77

(56) Loans and Advances to Other Banks

Breakdown by business type € millions	31 Dec. 2007	31 Dec. 2006
Public-sector loans	5,994	6,270
Home savings loans from home savings and loan associations	338	471
Leasing	1	7
Borrower's note loans	3,164	2,636
Other loans	3,079	2,681
Money market transactions	11,469	4,885
Other loans and advances	913	1,113
Loans and advances to other banks	**24,958**	18,063
Allowance for losses on loans and advances	-4	-3
Loans and advances to other banks after allowance for losses	**24,954**	18,060

Breakdown by region € millions	31 Dec. 2007	31 Dec. 2006
Banks within Germany	15,039	10,402
Banks outside Germany	9,919	7,661
Total loans and advances to other banks	**24,958**	18,063

(57) Loans and Advances to Customers

Breakdown by business type	31 Dec. 2007	31 Dec. 2006
€ millions		
Mortgage loans	**2,024**	1,894
Public-sector loans	**5,711**	5,450
Borrower's note loans	**753**	1,044
Other loans	**8,858**	8,390
Other loans and advances	**1,214**	1,177
Loans and advances to customers	**18,560**	17,955
Allowance for losses on loans and advances	**-254**	-295
Loans and advances to customers after allowance for losses	**18,306**	17,660

Breakdown by region	31 Dec. 2007	31 Dec. 2006
€ millions		
Customers within Germany	**14,420**	14,280
Customers outside Germany	**4,140**	3,675
Total loans and advances to customers	**18,560**	17,955

76 loans and advances to customers totaling € 412.9 million were assigned to the Deutsche Bundesbank as of the balance sheet date.

(58) Allowance for Losses on Loans and Advances

The allowance for losses on loans and advances deducted from assets changed as follows in the year under review.

	Specific valuation allowance		Portfolio-based valuation allowance	
	Loans & advances to other banks	Loans & advances to customers	Loans & advances to other banks	Loans & advances to customers
€ millions				
Balance as of 1 January 2007	2	226	1	69
Additions	0	45	0	2
Utilization	0	-30	0	0
Reversal	-2	-38	-1	-6
Exchange-rate-related and other changes	0	-9	4	-5
Balance as of 31 December 2007	0	194	4	60

€ millions	Specific valuation allowance		Portfolio-based valuation allowance	
	Loans & advances to other banks	Loans & advances to customers	Loans & advances to other banks	Loans & advances to customers
Balance as of 1 January 2006	2	350	1	49
Additions	0	33	1	22
Utilization	0	- 110	0	0
Reversal	0	- 42	- 1	- 2
Exchange-rate-related and other changes	0	- 5	0	0
Balance as of 31 December 2006	2	226	1	69

The provisions for credit risks total € 7 million (previous year € 15 million).

(59) Positive Fair Values from Derivative Hedging Instruments

€ millions	31 Dec. 2007	31 Dec. 2006
Positive fair values from micro fair value hedges	**421**	576
Positive fair values from portfolio fair value hedges	**59**	0
Positive fair values from cash flow hedges	**3**	3
Positive fair values from derivative hedging instruments	**483**	579

The positive fair values from derivative hedging instruments are broken down by hedged item as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Assets		
Derivative hedges on loans and advances to other banks	**0**	1
Derivative hedges on loans and advances to customers	**3**	1
Derivative hedges on investment securities		
AfS	**35**	15
LaR	**0**	10
Liabilities		
Derivative hedges on deposits from other banks	**20**	40
Derivative hedges on amounts due to customers	**34**	61
Derivative hedges on securitized liabilities	**245**	360
Derivative hedges on subordinated liabilities	**87**	91
Derivative hedges on portfolio fair value hedges	**59**	0
Derivative hedges (asset)	**483**	579

Interest rate swaps and, to a lesser extent, credit derivatives are the main categories designated as hedging instruments.

(60) Trading Assets and Financial Assets Designated at Fair Value

The table below illustrates the breakdown of bonds and other fixed-income securities, equities and other non-fixed-income securities, positive fair values from derivative financial instruments that do not satisfy the requirements of hedge accounting in accordance with IAS 39 and other assets included in the balance sheet items trading assets, financial assets designated at fair value, and investment securities.

	Trading assets	Financial assets designated at fair value	Total
€ millions	31 Dec. 2007	31 Dec. 2007	31 Dec. 2007
Bonds and other fixed-income securities	754	15	**769**
Money market instruments	16	0	**16**
Bonds and debentures	738	15	**753**
Equities and other non-fixed-income securities	64	0	**64**
Equities	0	0	**0**
Investment units	64	0	**64**
Other securities	0	0	**0**
Other	267	37	**304**
Borrower's note loans	267	0	**267**
Precious metals	0	0	**0**
Other loans and receivables	0	0	**0**
Miscellaneous	0	37	**37**
Positive fair values from derivative financial instruments	961	2	**963**
Equity investments	0	0	**0**
Investments in affiliates	0	0	**0**
Total	2,046	54	**2,100**

	Trading assets	Financial assets designated at fair value	Total
€ millions	31 Dec. 2007	31 Dec. 2007	31 Dec. 2007
Bonds and other fixed-income securities	672	149	**821**
Money market instruments	0	0	**0**
Bonds and debentures	672	149	**821**
Equities and other non-fixed-income securities	60	3	**63**
Equities	1	0	**1**
Investment units	59	3	**62**
Other securities	0	0	**0**
Other	33	27	**60**
Borrower's note loans	33	0	**33**
Precious metals	0	0	**0**
Other loans and receivables	0	0	**0**
Miscellaneous	0	27	**27**
Positive fair values from derivative financial instruments	1,242	3	**1,245**
Equity investments	0	0	**0**
Investments in affiliates	0	0	**0**
Total	2,007	182	**2,189**

The securities in the trading assets and financial assets designated at fair value are classified based on their marketability and stock exchange listing as follows:

	Trading assets		Financial assets designated at fair value	
€ millions	31 Dec. 2007	31 Dec. 2006	31 Dec. 2007	31 Dec. 2006
Marketable and listed securities	**754**	672	**15**	149
Marketable and unlisted securities	**0**	1	**0**	3
Non-marketable securities	**331**	92	**37**	0
Total	**1,085**	765	**52**	152

Bonds and debentures in the trading assets and financial assets designated at fair value item are divided between public-sector and other issuers as follows:

	Trading assets		Financial assets designated at fair value	
€ millions	31 Dec. 2007	31 Dec. 2006	31 Dec. 2007	31 Dec. 2006
Bonds and debentures from public-sector issuers	**137**	90	**0**	2
Bonds and debentures from other issuers	**601**	582	**15**	147
Total	**738**	672	**15**	149

(61) Investment Securities

Investment securities are classified as follows, in accordance with the measurement categories for financial instruments that are defined in IAS 39 and are relevant to investment security income:

€ millions	31 Dec. 2007	31 Dec. 2006
Bonds and other fixed-income securities	**30,969**	32,106
Money market instruments	**676**	227
AfS	**676**	227
Bonds and debentures	**30,293**	31,879
LaR	**997**	606
AfS	**29,296**	31,273
Equities and other non-fixed-income securities	**84**	467
AfS	**84**	467
Equity investments	**413**	361
LaR	**0**	1
AfS	**413**	360
Investments in affiliates	**10**	9
LaR	**9**	9
AfS	**1**	0
Investment securities	**31,476**	32,943

In the 2007 fiscal year, securities were transferred to third parties by way of securities repurchase and lending agreements. Due to the lack of risk transfer, securities in the amount of € 1,931 million for genuine repurchase agreements and € 259 million for lending agreements continue to be carried as assets and not derecognized.

Securities and equity investments are classified based on their marketability and stock exchange listing as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Marketable and listed securities/equity investments	**27,149**	29,396
Marketable and unlisted securities/equity investments	**3,894**	3,178
Non-marketable securities/equity investments	**433**	369
Investment securities	**31,476**	32,943

Bonds and debentures are divided between public-sector and other issuers as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Bonds and debentures from public-sector issuers	**2,835**	3,812
Bonds and debentures from other issuers	**27,458**	28,067
Total	**30,293**	31,879

A nominal figure of € 10,864 million (previous year € 10,345 million) by way of investment securities was pledged to Deutsche Bundesbank, Hauptverwaltung, Frankfurt (Main), for the execution of open market transactions at the balance sheet date, as part of operational safe custody accounts.

Changes in noncurrent investment securities in the 2007 fiscal year are shown in the table below:

€ millions	Equity investments	Investments in affiliates	Total
Historical and production cost			
Balance as of 1 January 2007	376	9	**385**
Additions	2	1	**3**
Disposals	- 24	0	**- 24**
Changes in the basis of consolidation	0	0	**0**
Currency translation differences	0	0	**0**
Balance as of 31 December 2007	354	10	**364**
Amortization and impairment losses/ reversals of impairment losses			
Balance as of 1 January 2007	- 18	0	**- 18**
Write-downs in the fiscal year	7	0	**7**
Reversals of impairment losses in the fiscal year	0	0	**0**
Balance as of 31 December 2007	- 11	0	**- 11**
Changes in fair value	70	0	**70**
Carrying amount as of 31 December 2007	**413**	**10**	**423**
Historical and production cost			
Balance as of 1 January 2006	392	5	**397**
Additions	4	4	**8**
Disposals	- 20	0	**- 20**
Changes in the basis of consolidation	0	0	**0**
Currency translation differences	0	0	**0**
Balance as of 31 December 2006	376	9	**385**
Amortization and impairment losses/ reversals of impairment losses			
Balance as of 1 January 2006	- 17	0	**- 17**
Write-downs in the fiscal year	- 1	0	**- 1**
Reversals of impairment losses in the fiscal year	0	0	**0**
Balance as of 31 December 2006	- 18	0	**- 18**
Changes in fair value	3	0	**3**
Carrying amount as of 31 December 2006	**361**	**9**	**370**

No fair value measurement was performed for a subordinate number of equity investments, since the fair value could not be reliably determined and the impact on the consolidated financial statements is of secondary importance. These equity investments are therefore recognized at cost.

(62) Intangible Assets

The changes in intangible assets are shown in the following table:

€ millions	Software	Goodwill	Advance payments on intangible assets	Other intangible assets	Internally generated intangible assets	Total
Historical and production cost						
Balance as of 1 January 2007	17	0	0	1	26	**44**
Changes in the basis of consolidation	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	**0**
Additions	5	0	0	0	6	**11**
Transfers	0	0	0	0	0	**0**
Disposals	0	0	0	0	0	**0**
Balance as of 31 December 2007	22	0	0	1	32	**55**
Amortization and impairment losses/ reversals of impairment losses						
Balance as of 1 January 2007	- 15	0	0	- 1	- 4	**- 20**
Changes in the basis of consolidation	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	**0**
Amortization	- 1	0	0	0	- 5	**- 6**
Impairment losses and write-downs	0	0	0	0	0	**0**
Reversals of impairment losses	0	0	0	0	0	**0**
Transfers	0	0	0	0	0	**0**
Disposals	0	0	0	0	0	**0**
Balance as of 31 December 2007	- 16	0	0	- 1	- 9	**- 26**
Carrying amounts						
Balance as of 1 January 2007	2	0	0	0	22	**24**
Balance as of 31 December 2007	**6**	**0**	**0**	**0**	**23**	**29**

€ millions	Software	Goodwill	Advance payments on intangible assets	Other intangible assets	Internally generated intangible assets	Total
Historical and production cost						
Balance as of 1 January 2006	23	0	0	0	9	**32**
Changes in the basis of consolidation	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	**0**
Additions	0	0	0	1	17	**18**
Transfers	0	0	0	0	0	**0**
Disposals	- 6	0	0	0	0	**- 6**
Balance as of 31 December 2006	17	0	0	1	26	**44**
Amortization and impairment losses/ reversals of impairment losses						
Balance as of 1 January 2006	- 15	0	0	0	0	**- 15**
Changes in the basis of consolidation	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	**0**
Amortization	- 1	0	0	- 1	- 4	**- 6**
Impairment losses and write-downs	0	0	0	0	0	**0**
Reversals of impairment losses	0	0	0	0	0	**0**
Transfers	0	0	0	0	0	**0**
Disposals	1	0	0	0	0	**1**
Balance as of 31 December 2006	- 15	0	0	- 1	- 4	**- 20**
Carrying amounts						
Balance as of 1 January 2006	8	0	0	0	9	**17**
Balance as of 31 December 2006	**2**	**0**	**0**	**0**	**22**	**24**

No pledges or other restrictions of the rights of disposal are assigned to the carried intangible assets.

(63) Investment Property

The LRP Group holds five real estate complexes as an investment. The value of investment property is assessed annually based on market value appraisals prepared by one of the Group's own experts. Under certain circumstances, this twelve-month period may be curtailed and a new appraisal conducted.

The carrying amounts of the investment property measured at fair value developed as follows in the year under review:

€ millions	2007	2006
Carrying amount as of 1 January	**8**	9
Disposals	**- 6**	0
Amortization	**0**	0
Fair value changes (negative)	**0**	- 1
Carrying amount as of 31 December	**2**	**8**

Pledges and other restrictions of disposal rights do not exist for the carried real estate complexes.

(64) Property and Equipment

The following table shows the changes in property and equipment:

€ millions	Land and buildings	Technical equipment and machines	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
Historical and production cost							
Balance as of 1 January 2007	135	0	42	0	8	0	**185**
Changes in the basis of consolidation	0	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	0	**0**
Additions	0	0	4	0	0	0	**4**
Transfers	0	0	0	0	0	0	**0**
Disposals	0	0	- 6	0	0	0	**- 6**
Balance as of 31 December 2007	135	0	40	0	8	0	**183**
Amortization and impairment losses/ reversals of impairment losses							
Balance as of 1 January 2007	- 54	0	- 34	0	- 1	0	**- 89**
Changes in the basis of consolidation	0	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	0	**0**
Amortization	- 2	0	- 3	0	- 1	0	**- 6**
Impairment losses and write-downs	0	0	0	0	0	0	**0**
Reversals of impairment losses	0	0	0	0	0	0	**0**
Transfers	0	0	0	0	0	0	**0**
Disposals	0	0	5	0	0	0	**5**
Balance as of 31 December 2007	- 56	0	- 32	0	- 2	0	**- 90**
Carrying amounts							
Balance as of 1 January 2007	81	0	8	0	7	0	**96**
Balance as of 31 December 2007	**79**	**0**	**8**	**0**	**6**	**0**	**93**

€ millions	Land and buildings	Technical equipment and machines	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
Historical and production cost							
Balance as of 1 January 2006	143	0	50	0	0	0	**193**
Changes in the basis of consolidation	0	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	0	**0**
Additions	0	0	2	0	0	0	**2**
Transfers	-8	0	0	0	8	0	**0**
Disposals	0	0	-10	0	0	0	**-10**
Balance as of 31 December 2006	135	0	42	0	8	0	**185**
Amortization and impairment losses/ reversals of impairment losses							
Balance as of 1 January 2006	-51	0	-41	0	0	0	**-92**
Changes in the basis of consolidation	0	0	0	0	0	0	**0**
Currency translation differences	0	0	0	0	0	0	**0**
Amortization	-3	0	-3	0	-1	0	**-7**
Impairment losses and write-downs	0	0	0	0	0	0	**0**
Reversals of impairment losses	0	0	0	0	0	0	**0**
Transfers	0	0	0	0	0	0	**0**
Disposals	0	0	10	0	0	0	**10**
Balance as of 31 December 2006	-54	0	-34	0	-1	0	**-89**
Carrying amounts							
Balance as of 1 January 2006	92	0	9	0	0	0	**101**
Balance as of 31 December 2006	**81**	**0**	**8**	**0**	**7**	**0**	**96**

No pledges or other restrictions of disposal rights are assigned to the carried items of property and equipment.

The carrying amount of assets leased under finance lease agreements relates solely to buildings.

Dimeter Grundstücksverwaltungsgesellschaft GmbH & Co. Vermietung GmbH as the lessor and LRP as the lessee entered into a finance lease for an office building in Mainz, Germany. The lease has a term of 20 years, with the conversion date fixed to 31 August 2020. The lessee has an option to buy at the end of the tenth or fifteenth year of the lease term when the lessee may purchase the leased office building at the present value of the rents and contributions to administrative expenses payable until the end of the lease term, plus the present value of the market value of the leased office building at the end of its lease term. At the end of the lease term, the lessee has an option to buy the leased office building at its market value.

(65) Income Tax Assets

	31 Dec. 2007	31 Dec. 2006
€ millions		
Current income tax assets	29	12
of which in Germany	26	12
of which abroad	3	0
Deferred income tax assets	294	174
Total income tax assets	323	186

For a detailed description of income tax assets, see the information under Note (52).

(66) Other Assets

	31 Dec. 2007	31 Dec. 2006
€ millions		
Prepaid expenses	8	9
Receivables from tax authorities	2	3
Other	22	15
Total other assets	32	27

Receivables are recognized at amortized cost. Other asset items are generally short-term assets.

(67) Deposits from Other Banks

Deposits from other banks comprise Pfandbriefe (covered bonds), demand and time deposits.

Breakdown by business type	31 Dec. 2007	31 Dec. 2006
€ millions		
Hypotheken-Namenspfandbriefe (mortgage-backed registered covered bonds) issued	339	420
Öffentliche Namenspfandbriefe (public-sector registered covered bonds) issued	773	815
Other deposits from other banks	30,342	25,025
Total deposits from other banks	31,454	26,260

Breakdown by region	31 Dec. 2007	31 Dec. 2006
€ millions		
Banks within Germany	25,126	17,603
Banks outside Germany	6,328	8,657
Total deposits from other banks	31,454	26,260

(68) Due to Customers

Amounts due to customers comprise savings deposits and demand and time deposits, including savings bonds.

Breakdown by business type	31 Dec. 2007	31 Dec. 2006
€ millions		
Hypotheken-Namenspfandbriefe (mortgage-backed registered covered bonds) issued	373	370
Öffentliche Namenspfandbriefe (public-sector registered covered bonds) issued	1,215	1,480
Savings deposits	5	6
Other amounts due to customers	10,720	10,040
Total amounts due to customers	12,313	11,896

Breakdown by region	31 Dec. 2007	31 Dec. 2006
€ millions		
Customers within Germany	10,103	9,787
Customers outside Germany	2,210	2,109
Total amounts due to customers	12,313	11,896

(69) Securitized Liabilities

Securitized liabilities mainly comprise issued bonds and other liabilities securitized in the form of transferable instruments.

	31 Dec. 2007	31 Dec. 2006
€ millions		
Bonds issued		
Pfandbriefe (covered bonds)	7,140	8,786
Money market instruments	3,025	2,293
Other bonds	18,646	17,115
Total securitized liabilities	28,811	28,194

The following table provides an overview of the Bank's material issues in the 2007 fiscal year:

	Quantity	Volume	New issues in 2007
		€ millions	€ millions
Pfandbriefe (covered bonds)	11	910	910
Other bonds			
Commercial papers	940	27,597	27,597
MTN programs	8	991	991
Certificates of Deposit	0	0	0
Other bearer bonds	99	3,648	2,929
Material issues in 2007	**1,058**	**33,146**	**32,427**

The following table provides an overview of the Bank's material issues in the 2006 fiscal year:

	Quantity	Volume	New issues in 2006
		€ millions	€ millions
Pfandbriefe (covered bonds)	13	318	318
Other bonds			
Commercial papers	878	31,219	31,215
MTN programs	11	1,551	1,551
Certificates of Deposit	0	0	0
Other bearer bonds	40	755	436
Material issues in 2007	**942**	**33,843**	**33,520**

(70) Negative Fair Values from Derivative Hedging Instruments

	31 Dec. 2007	31 Dec. 2006
€ millions		
Negative fair values from micro fair value hedges	**331**	487
Negative fair values from portfolio fair value hedges	**22**	0
Negative fair values from cash flow hedges	**10**	14
Negative fair values from derivative hedging instruments	**363**	501

The negative fair values from derivative hedging instruments are broken down by hedged item as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Assets		
Derivative hedges on loans and advances to other banks	**30**	48
Derivative hedges on loans and advances to customers	**11**	18
Derivative hedges on investment securities		
AfS	**173**	325
LaR	**0**	1
Liabilities		
Derivative hedges on deposits from other banks	**3**	0
Derivative hedges on amounts due to customers	**11**	3
Derivative hedges on securitized liabilities	**110**	105
Derivative hedges on subordinated liabilities	**3**	1
Derivative hedges on portfolio fair value hedges	**22**	0
Derivative hedges (liability)	**363**	501

(71) Trading Liabilities and Financial Liabilities Designated at Fair Value

The following table illustrates the breakdown of negative fair values from derivative financial instruments in the trading book and of economic hedges that do not qualify for hedge accounting in accordance with IAS 39, delivery obligations for short sales of securities, and other financial liabilities relating to the trading liabilities and financial liabilities designated at fair value items on the balance sheet.

	Trading liabilities		Financial liabilities designated at fair value	
€ millions	31 Dec. 2007	31 Dec. 2006	31 Dec. 2007	31 Dec. 2006
Negative fair values from trading derivatives	**1,060**	924	**2**	1
Negative fair values from economic hedging derivatives	**226**	415	**0**	0
Delivery obligations from short sales of securities	**12**	0	**0**	0
Other financial liabilities	**0**	0	**519**	17
Total	**1,298**	1,339	**521**	18

The securities reported under "Trading liabilities" and "Financial liabilities designated at fair value" can be broken down by marketability and stock exchange listing as follows:

	Trading liabilities		Financial liabilities designated at fair value	
€ millions	31 Dec. 2007	31 Dec. 2006	31 Dec. 2007	31 Dec. 2006
Marketable and listed securities	**12**	0	**509**	17
Marketable and unlisted securities	**0**	0	**0**	0
Non-marketable securities	**0**	0	**10**	0
Total	**12**	0	**519**	17

(72) Provisions

	31 Dec. 2007	31 Dec. 2006
€ millions		
Provisions for pensions	**449**	500
Other provisions	**22**	23
Total provisions	**471**	523

Pension Provisions

Provisions for pensions and other similar benefits primarily consist of provisions for the obligations to pay company pensions based on direct pension commitments. The nature and amount of the pension payments to employees entitled to receive pension benefits are governed by the applicable pension rules (including pension guidelines and service contracts) which depend largely on the date that employment relationship commenced.

The provisions for pensions changed as follows:

	Vested benefits of active/former employees and retirees
€ millions	
Opening balance as of 1 January 2007	**500**
Utilization/pension benefit payments	**-31**
Reversals	**-4**
Additions	**28**
Actuarial gains/losses recognized directly in equity	**-44**
Closing balance as of 31 December 2007	**449**

Expenses recognized in profit or loss are reported under the staff costs item as part of administrative expenses.

€ millions	31 Dec. 2007	31 Dec. 2006
Current service cost	6	6
Interest expense	22	21
Total	28	27

The present value of the defined benefit plans obligations changed as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Opening balance of the reporting period	500	498
Current service cost (without employee contributions)	2	6
Interest expense	22	21
Actuarial gains and losses	- 44	- 15
Pension benefits paid	31	22
Past service cost	4	0
Business combinations	0	12
Closing balance of the reporting period	453	500

Obligations under defined benefit plans were calculated using the following actuarial assumptions:

%	31 Dec. 2007	31 Dec. 2006
Discount rate	5.5	4.5
Expected rate of salary increase	2.25	2.0
Career dynamics	0.5	0.5
Employee turnover	2.5	2.5

Life expectancy, marriage probability and disability were calculated using the 2005 Heubeck mortality tables. Commencement of retirement is determined using the retirement age based on actuarial assumptions.

The fair value of plan assets consists of the following at year end:

€ millions	31 Dec. 2007	31 Dec. 2006
Equities and investment funds	**4**	1

None of the above assets is used directly in the LRP Group.

The fair value of plan assets changed as follows during the fiscal year:

€ millions	31 Dec. 2007	31 Dec. 2006
Opening balance as of 1 January	**1**	1
Employer contributions	**1**	0
Business combinations	**2**	0
Closing balance as of 31 December	**4**	1

The present value of the defined benefit obligations and the fair value of plan assets can be reconciled with the assets and liabilities as reported in the balance sheet as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Present value of defined benefit obligations	**453**	500
of which unfunded defined benefit obligations	**448**	496
of which wholly or partially funded defined benefit obligations	**5**	4
Fair value of plan assets	**4**	1
Unrecognized actuarial gains/losses	**1**	0
Unrecognized past service cost	**0**	0
Assets not recognized due to limitation under IAS 19.58 (b)	**0**	0
Fair value of refund claims	**0**	0
Other amounts recognized in the balance sheet	**0**	0
Defined benefit plan assets/liabilities	**450**	500

The actuarial reports required for measurement of plan assets and pension obligations were prepared by the actuary Wyatt Watson Heissmann GmbH for balance sheet date as of 31 December 2007 and as of 31 December 2006, respectively.

The amounts of the present value of defined benefit obligations and the fair value of plan assets are listed in the following table:

€ millions	31 Dec. 2007	31 Dec. 2006
Present value of defined benefit obligations	**453**	500
Plan assets	**4**	1
Obligations not covered by plan assets	**449**	499

Pension provisions are generally long-term liabilities.

Other Provisions

The "Other provisions" item consists of the following:

€ millions	31 Dec. 2007	31 Dec. 2006
Provisions for credit risks	**7**	15
Other personnel-related provisions	**9**	2
Other provisions	**6**	6
Total other provisions	**22**	23

The following table shows changes in other provisions in the year under review:

€ millions	Provisions for credit risk	Other personnel-related provisions	Other provisions	Total
Balance as of 1 January 2007	15	2	6	**23**
Utilization	- 2	0	0	**- 2**
Reversals	- 8	0	0	**- 8**
Additions	2	0	0	**2**
Transfers	0	7	0	**7**
Balance as of 31 December 2007	7	9	6	**22**

€ millions	Provisions for credit risk	Other personnel-related provisions	Other provisions	Total
Balance at 1 January 2006	20	5	3	**28**
Utilization	- 8	- 3	0	**- 11**
Reversals	- 1	0	0	**- 1**
Additions	4	0	3	**7**
Balance as of 31 December 2006	15	2	6	**23**

Other personnel-related provisions mainly consist of provisions for partial early retirement arrangements and long-term accounts. All other provisions are essentially due in the short term.

Other provisions include provisions for litigation and recourse risks of € 5 million (previous year € 5 million).

The Company is faced with various legal proceedings and court actions arising in the ordinary course of business. Provisions were recognized for the risks involved if management and legal advisors deem payments to be made by LRP are likely and the amounts involved can be estimated with reliability. There are other legal disputes where management/the Managing Board hold the view, after consultation with its legal advisors, that final settlement of these disputes is not likely to have a significant impact on the present consolidated financial statements.

(73) Income Tax Liabilities

Income tax liabilities include taxes for the current and previous periods payable, but not yet paid, as of the balance sheet date.

€ millions	31 Dec. 2007	31 Dec. 2006
Current income tax liabilities	79	68
of which provisions for income taxes	79	68
Deferred income tax liabilities	0	28
Total income tax liabilities	**79**	96

For a detailed description of income tax liabilities, see Note (52).

(74) Other Liabilities

€ millions	31 Dec. 2007	31 Dec. 2006
Deferred income	6	5
Liabilities from other taxes	8	4
Other	59	85
Total other liabilities	**73**	94

The items in "Other liabilities" are expected to be settled within twelve months of the balance sheet date.

(75) Subordinated Debt

€ millions	31 Dec. 2007	31 Dec. 2006
Subordinated liabilities	682	782
Capital generated by profit-participation certificates	414	414
Hybrid capital instruments	483	483
of which typical silent partners' contributions	483	483
Total	**1,579**	1,679

Subordinated debt includes accrued interest payments not yet due amounting to € 64 million (previous year € 65 million).

Subordinated Liabilities

The reported subordinated liabilities meet the requirements of § 10 (5a), sentence 10 of the German Banking Act, after deduction of pro rata interest (€ 7 million; previous year € 8 million), the fair value of swaps (delta fair value swap) for multiple currency bonds assigned as part of the opening balance sheet/a stepped coupon bond (€ 85 million; previous year € 90 million), and after deduction of corrections from using different exchange rates in regulatory reporting (ECB reference price) and accounting (EuroFX price) at the balance sheet date (€ 1 million; previous year € 1 million). These liabilities totaling € 589 million (previous year € 648 million) are to be allocated to Tier II capital as of 31 December 2007. Only two-fifths of € 86 million were attributed for 2006, since the two-year period pursuant to § 10 (5a), sentence 2 of the German Banking Act has not been reached.

In the event of insolvency proceedings or liquidation, the reported subordinated liabilities may not be repaid until all non-subordinated creditors have been satisfied. There is no provision for conversion to capital or another form of debt.

The interest expense on subordinated liabilities amounts to € 32.8 million (previous year € 35.6 million).

Capital Generated from Profit-Participation Rights

Pursuant to the provisions set forth in § 10 (5) of the German Banking Act, capital generated by profit-participation rights is counted towards liable capital. The claims of profit participation right holders to repayment of capital are subordinated to the claims of other creditors. Interest is paid only if net retained profits are generated, while losses are assumed in the full amount of the share attributable to the capital generated by profit participation rights.

The terms of material profit participation rights were as follows as of the balance sheet date:

	Year of issue	Nominal amount 31 Dec. 2007	Nominal amount 31 Dec. 2006	Interest rate p.a.	Maturity
		€ millions	€ millions	%	
Participation rights in bearer form					
	1997	**67**	67	6.81	2009
	1997	**73**	73	6.55	2009
	1997	**9**	9	6.73	2007
	1997	**94**	94	6.73	2007
	1999	**39**	39	6.47	2011
	1999	**1**	1	6.26	2011
	1999	**10**	10	6.32	2011
	1999	**25**	25	6.44	2011
	1999	**30**	30	6.66	2011
	1999	**5**	5	6.61	2009
	1999	**10**	10	6.79	2011
	1999	**2**	2	6.63	2011
	2001	**25**	25	6.30	2013

The interest expense on capital generated by profit-participation rights totaled € 26 million in 2007 (previous year € 26 million).

Hybrid Capital Instruments

Hybrid capital instruments comprise typical silent partners' contributions.

Contributions by silent partners are measured at cost at the time of their addition, with such cost being equivalent to the fair value of the consideration received. In subsequent periods, they are carried at amortized cost.

The following material contributions had been made by silent partners by the end of the fiscal year:

	Payout of the nominal amount	Paid-in capital 31 Dec. 2007	31 Dec. 2006
	%	€ millions	€ millions
Maturity			
1 December 1997-31 December 2007	7.0	**128**	128
28 May 1999-31 December 2011	5.9	**102**	102
from 4th quarter 2001	7.0	**223**	223
Accrued interest		**31**	31
Total		**484**	484

The interest expense on the silent partners' contributions amounted to € 31 million in the year under review (previous year € 31 million).

(76) Equity

	31 Dec. 2007	31 Dec. 2006
€ millions		
Ordinary share capital	**166**	166
Share premium	**0**	0
Retained earnings	**1,098**	870
Revaluation reserve	**- 180**	23
Net retained profit/loss	**- 97**	190
Minority interest	**0**	0
Total equity	**987**	1,249

€ millions	Ordinary share capital	Share premium	Retained earnings	Revaluation reserve for AfS financial instruments[1]	Measurement gain/loss from cash flow hedges[1]	Net retained profits	Minority interest	Total
Equity as of 1 January 2006	**166**	**0**	**908**	**45**	**0**	**0**	**0**	**1,119**
Balance brought forward	0	0	0	0	0	0	0	**0**
Distribution to shareholders	0	0	0	0	0	0	0	**0**
Capital increase/reduction	0	0	- 43	0	0	43	0	**0**
Changes in the basis of consolidation	0	0	0	0	0	0	0	**0**
Total recognized income and expense	0	0	7	- 16	- 6	147	0	**132**
Other changes in equity	0	0	- 2	0	0	0	0	**- 2**
Equity as of 31 December 2006	**166**	**0**	**870**	**29**	**- 6**	**190**	**0**	**1,249**
Balance brought forward	0	0	190	0	0	- 190	0	**0**
Distribution to shareholders	0	0	0	0	0	0	0	**0**
Capital increase/reduction	0	0	6	0	0	- 6	0	**0**
Changes in the basis of consolidation	0	0	3	- 10	0	0	0	**- 7**
Total recognized income and expense	0	0	33	- 192	- 1	- 91	0	**- 251**
Other changes in equity	0	0	- 4	0	0	0	0	**- 4**
Equity as of 31 December 2007	**166**	**0**	**1,098**	**- 173**	**- 7**	**- 97**	**0**	**987**

1) Recognized directly in equity

LRP's fully paid-in ordinary share capital was held completely by Landesbank Baden-Württemberg in the year under review.

Retained earnings comprise the reserves of € 104 million (previous year € 96 million) that must be set up in accordance with Bank statutes or relevant provisions, and other reserves (e.g. re-invested profits) of € 994 million (previous year € 772 million). In addition to transfers from the Bank's consolidated result, retained earnings contain the Group's share in the net retained profits/net accumulated losses of the consolidated subsidiaries to the extent these profits were generated since the inclusion of such subsidiaries in the basis of consolidation. In addition, retained earnings contain the cumulative effects of consolidation measures and the adjustments arising from the first-time adoption of IFRSs. Adjustments to retained earnings due to first-time IFRSs adoption include only those changes in fair value of transactions that would otherwise have been recognized through profit or loss. Other reserves also include accumulated actuarial gains or losses amounting to € 40 million (previous year € 7 million).

The income and expenses recognized directly in equity comprise the revaluation reserve for AfS financial instruments, as well as the measurement gains/losses from cash flow hedges.

Changes in the fair values of AfS financial instruments are recognized in the revaluation reserve for AfS financial instruments. In addition, this revaluation reserve also includes the offsetting item from the recognition of deferred tax assets or liabilities on measurement in equity.

AfS financial instruments	2007	2006
€ millions		
Balance as of 1 January	**23**	45
Change in fair value	- 295	- 39
Deferred tax assets/liabilities recognized directly in equity	92	17
Closing balance as of 31 December	**- 180**	23

Deferred taxes recognized directly in equity changed by € 92 million in fiscal year 2007 to a closing balance of € 93 million (previous year € 1 million), with the revaluation reserve rising accordingly.

The measurement gains/losses from cash flow hedges include both the effective and ineffective share of the hedge's gain or loss. For reasons of materiality, neither the hedge results were split nor the ineffective share posted to the statement of income. The ineffective share amounts to € 30,500 (previous year € 13,100) at the balance sheet date.

In addition, the offsetting item from the recognition of deferred tax assets or liabilities on cash flow hedges is included in this item. In the year under review, € 0.7 million (€ 0.5 million after taxes) were removed from equity and recognized in the profit or loss for the period.

Cash flows from variable-interest bonds with maximum maturities of five years and average maturities of approximately 2.5 years were hedged.

Instead of the consolidated result for the period, consolidated net retained profit is reported in equity due to the fact that the consolidated balance sheet is prepared after part of the profit has been appropriated.

	2007	2006
€ millions		
Balance as of 1 January	**190**	0
Distributions	0	0
Transfer to retained earnings	- 137	- 7
Carryforward to new account	- 6	0
Other changes in equity	0	50
Changes in the basis of consolidation	- 53	0
Consolidated profit or loss	- 91	147
Closing balance as of 31 December	**- 97**	190

In addition to the shareholders of the parent company, another company holds interests in the equity of a subsidiary. These minority interests are included in the "Equity" item of the consolidated balance sheet.

Deferred taxes totaling € 74 million (previous year € - 4 million) are included in equity.

The effects of the first-time adoption of IFRSs and of deferred taxes are not distributable from retained earnings.

(77) Fair Value of Financial Instruments

The following table provides a comparison of the carrying amounts and the fair values of financial instruments.

	Carrying amount	Fair value	Carrying amount	Fair value
€ millions	2007	2007	2006	2006
Assets				
Assets carried at amortized cost				
Loans and advances to other banks	**24,958**	**24,877**	18,063	18,110
Loans and advances to customers	**18,560**	**18,817**	17,955	18,186
Investment securities				
Interest-bearing assets	**997**	**979**	606	607
Non-interest-bearing assets	**10**	**10**	10	10
Assets carried at fair value				
Investment securities				
Interest-bearing assets	**29,976**	**29,972**	31,506	31,395
Non-interest-bearing assets	**493**	**498**	821	821
Portfolio hedge adjustments attributable to assets	**-7**	**-7**	0	0
Derivative hedges	**483**	**483**	579	579
Financial assets designated at fair value	**54**	**54**	182	182
Trading assets	**2,046**	**2,046**	2,007	2,007

	Carrying amount	Fair value	Carrying amount	Fair value
€ millions	2007	2007	2006	2006
Liabilities				
Liabilities carried at amortized cost				
Deposits from other banks	**31,453**	**31,178**	26,260	26,203
Due to customers	**12,313**	**12,192**	11,896	12,060
Securitized liabilities	**28,811**	**28,747**	28,194	28,186
Subordinated debt	**1,579**	**1,691**	1,679	1,889
Liabilities carried at fair value				
Portfolio hedge adjustments attributable to liabilities	**-16**	**-16**	0	0
Derivative hedges	**363**	**363**	501	501
Financial liabilities designated at fair value	**521**	**521**	18	18
Trading liabilities	**1,298**	**1,298**	1,339	1,339

(78) Reconciliation of Carrying Amounts to IAS 39 Categories

As of 31 December 2007	LaR	AfS	HfT	FVO	OL	Total
€ millions						
Loans and advances to other banks	24,958	0	0	0	0	**24,958**
Loans and advances to customers	18,560	0	0	0	0	**18,560**
Trading assets	0	0	2,046	0	0	**2,046**
Financial assets designated at fair value	0	0	0	54	0	**54**
Investment securities	1,006	30,470	0	0	0	**31,476**
Deposits from other banks	0	0	0	0	31,453	**31,453**
Due to customers	0	0	0	0	12,313	**12,313**
Securitized liabilities	0	0	0	0	28,811	**28,811**
Trading liabilities	0	0	1,298	0	0	**1,298**
Financial liabilities designated at fair value	0	0	0	521	0	**521**
Subordinated debt	0	0	0	0	1,579	**1,579**

As of 31 December 2006	LaR	AfS	HfT	FVO	OL	Total
€ millions						
Loans and advances to other banks	18,063	0	0	0	0	**18,063**
Loans and advances to customers	17,955	0	0	0	0	**17,955**
Trading assets	0	0	2,007	0	0	**2,007**
Financial assets designated at fair value	0	0	0	182	0	**182**
Investment securities	616	32,327	0	0	0	**32,943**
Deposits from other banks	0	0	0	0	26,260	**26,260**
Due to customers	0	0	0	0	11,896	**11,896**
Securitized liabilities	0	0	0	0	28,194	**28,194**
Trading liabilities	0	0	1,339	0	0	**1,339**
Financial liabilities designated at fair value	0	0	0	18	0	**18**
Subordinated debt	0	0	0	0	1,679	**1,679**

(79) Breakdown of Balance Sheet Items by Remaining Maturity

The remaining maturity is defined as the period between the balance sheet date and the contractual maturity date of a receivable or liability, or instalments thereof. Equity instruments have been allocated to the "Due on a daily basis or without a fixed term" band. Trading assets or liabilities are generally recognized in accordance with their contractual maturity. The remaining maturity of derivative financial instruments is reported separately under Note (84).

As of 31 December 2007	Up to 3 months or without fixed terms	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total
€ millions					
Loans and advances to other banks	16,651	2,264	4,201	1,842	**24,958**
Loans and advances to customers	8,277	2,768	5,912	1,603	**18,560**
Positive fair values from derivative hedging instruments	178	37	138	130	**483**
Trading assets	491	222	741	592	**2,046**
Financial assets designated at fair value	5	0	49	0	**54**
Investment securities	2,823	6,219	12,187	10,247	**31,476**
Deposits from other banks	22,796	2,562	3,393	2,703	**31,454**
Due to customers	7,311	739	2,267	1,996	**12,313**
Securitized liabilities	3,343	5,245	12,371	7,852	**28,811**
Negative fair values from derivative hedging instruments	63	30	173	97	**363**
Trading liabilities	421	69	417	391	**1,298**
Financial liabilities designated at fair value	15	0	506	0	**521**
Subordinated debt	465	114	133	867	**1,579**

As of 31 December 2006	Up to 3 months or without fixed terms	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total
€ millions					
Loans and advances to other banks	8,501	2,858	4,745	1,959	**18,063**
Loans and advances to customers	6,664	2,744	6,409	2,138	**17,955**
Positive fair values from derivative hedging instruments	221	10	175	173	**579**
Trading assets	506	176	803	522	**2,007**
Financial assets designated at fair value	49	77	39	17	**182**
Investment securities	3,338	4,784	14,638	10,183	**32,943**
Deposits from other banks	18,606	1,711	3,017	2,926	**26,260**
Due to customers	6,506	672	1,716	3,002	**11,896**
Securitized liabilities	3,105	3,584	12,924	8,581	**28,194**
Negative fair values from derivative hedging instruments	76	22	202	201	**501**
Trading liabilities	463	126	504	246	**1,339**
Financial liabilities designated at fair value	0	12	0	6	**18**
Subordinated debt	452	186	135	906	**1,679**

OFF-BALANCE-SHEET TRANSACTIONS AND OBLIGATIONS

(80) Contingent Liabilities and Other Obligations as well as Contingent Assets

Contingent liabilities arise from contractually agreed possible future obligations that are not yet likely to materialize (probability of occurrence less than 50 %). These obligations may arise both from guarantees given and from credit lines granted to customers for a specified period, but not yet drawn down. Recognized amounts reflect the possible obligations that may arise if credit lines or guarantees granted are utilized in the maximum amount. The probability of an outflow of assets is reviewed on a regular basis and, if there are indications of a probable drawdown, a provision is recognized.

€ millions	31 Dec. 2007	31 Dec. 2006
Contingent liabilities		
from sureties and guarantee agreements	1,270	1,070
Other contingent liabilities	0	1
	1,270	1,071
Other obligations		
Irrevocable loan commitments	5,289	4,945
Other obligations	0	68
Obligations from rental or leasing contracts	3	0
Payment obligations and joint liability	68	49
	5,360	5,064
Total	6,630	6,135

LRP still has an additional funding obligation for Liquiditäts- und Konsortialbank GmbH, Frankfurt (Main), in the amount of € 13.8 million (previous year € 13.8 million). The contributions made to the Sicherungsreserve der Landesbanken und Girozentralen (Guarantee Fund of the Landesbanken and Central Savings Banks) were recalculated based on risk-oriented principles. The resulting additional funding obligation totals € 69.8 million. Payment of these additional contributions can be called in immediately in the event that an institution requires assistance.

In its capacity as guarantor, LRP continues to be liable for the liabilities of DekaBank Deutsche Girozentrale, Berlin and Frankfurt (Main), incurred up to 18 July 2005 (date on which the guarantor's liability ended); in certain cases, this depends on when the liabilities arose and on their terms. However, LRP is not liable as guarantor for any liabilities that arose after this date (18 July 2005).

This also applies externally to the liabilities of Westdeutsche ImmobilienBank, Mainz, that arose during the time when LRP was a guarantor of this credit institution.

Pursuant to § 5 (10) of the bylaws of the Einlagensicherungsfonds (German Deposit Protection Fund), LRP has undertaken to indemnify the Association of German Banks e.V., Berlin, against any and all losses incurred by the latter as a result of assistance provided to credit institutions that are majority-owned by LRP.

(81) Letters of Comfort

Except for political risks, the Bank ensures that LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, is in a position to fulfill its obligations.

(82) Trust Activities

The trust activities not carried in the balance sheet relate to the following types of assets/liabilities and break down as follows:

€ millions	31 Dec. 2007	31 Dec. 2006
Trust assets		
Loans and advances to other banks	2	2
Loans and advances to customers	1,171	1,205
Other trust assets	1	0
	1,174	1,207
Trust liabilities		
Deposits from other banks	8	27
Due to customers	1,165	1,180
Other trust liabilities	1	0
	1,174	1,207

INFORMATION ON DERIVATIVE TRANSACTIONS

(83) Intended Purpose of Derivative Financial Instruments

The following table shows a breakdown by purpose of the derivative financial instruments held as of the balance sheet date:

	Fair value		Fair value	
	Positive	Negative	Positive	Negative
€ millions	31 Dec. 2007	31 Dec. 2007	31 Dec. 2006	31 Dec. 2006
Derivative financial instruments used for trading and economic hedging derivatives	963	1,288	1,246	1,339
Derivative financial instruments used for fair value hedging	480	353	576	487
Derivative financial instruments used for cash flow hedging	3	10	3	14
Total	1,446	1,651	1,825	1,840

(84) Breakdown of Derivatives Volume

31 December 2007	Nominal values remaining maturity					Fair value	
	Up to 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total	Positive	Negative
€ millions							
Currency-related derivatives							
OTC products							
Pending currency spot and forward transactions	6,296	479	418	9	**7,202**	**129**	**130**
Currency options (purchases/sales)	1,266	661	19	0	**1,946**	**26**	**21**
Interest rate/currency swaps	102	264	569	708	**1,643**	**113**	**170**
Other currency contracts	0	0	0	0	**0**	**0**	**0**
Exchange-traded products							
Currency futures	0	0	0	0	**0**	**0**	**0**
Currency options (purchases/sales)	0	0	0	0	**0**	**0**	**0**
Total	7,664	1,404	1,006	717	**10,791**	**268**	**321**
Interest rate-related derivatives							
OTC products							
Forward rate agreements	0	272	100	0	**372**	**0**	**0**
Interest rate swaps	14,908	28,593	56,084	19,610	**119,195**	**1,150**	**1,060**
Interest rate options (purchases/sales)	70	60	227	22	**379**	**0**	**4**
Caps/floors/collars	151	142	1,081	88	**1,462**	**6**	**3**
Other interest rate contracts	0	0	15	16	**31**	**2**	**1**
Exchange-traded products							
Interest rate futures	2,932	1,363	104	0	**4,399**	**1**	**1**
Interest rate options (purchases/sales)	0	0	0	0	**0**	**0**	**0**
Total	18,061	30,430	57,611	19,736	**125,838**	**1,159**	**1,069**
Other products							
Stock/index products	66	0	0	0	**66**	**0**	**1**
Stock derivatives (purchases/sales)	23	0	0	0	**23**	**0**	**0**
Credit derivatives							
Protection seller	54	174	3,823	1,868	**5,919**	**3**	**257**
Protection buyer	0	13	1,216	7	**1,236**	**16**	**3**
Precious metals	0	0	0	0	**0**	**0**	**0**
Miscellaneous other products	52	6	0	0	**58**	**1**	**1**
Total	195	193	5,039	1,875	**7,302**	**20**	**262**
Total derivatives	25,920	32,027	63,656	22,328	**143,931**	**1,447**	**1,652**

31 December 2006	Nominal values remaining maturity Up to 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total	Fair value Positive	Negative
€ millions							
Currency-related derivatives							
OTC products							
Pending currency spot and forward transactions	3,940	1,187	56	0	**5,183**	**48**	**47**
Currency options (purchases/sales)	1,622	2,629	0	0	**4,251**	**30**	**22**
Interest rate/currency swaps	222	284	879	772	**2,157**	**111**	**206**
Other currency contracts	782	322	446	36	**1,586**	**67**	**52**
Exchange-traded products							
Currency futures	0	0	0	0	**0**	**0**	**0**
Currency options (purchases/sales)	0	0	0	0	**0**	**0**	**0**
Total	6,566	4,422	1,381	808	**13,177**	**256**	**327**
Interest rate-related derivatives							
OTC products							
Forward rate agreements	0	0	341	0	**341**	**0**	**0**
Interest rate swaps	13,386	36,230	60,087	22,203	**131,906**	**1,543**	**1,506**
Interest rate options (purchases/sales)	0	25	265	45	**335**	**0**	**3**
Caps/floors/collars	528	454	1,138	75	**2,195**	**6**	**3**
Other interest rate contracts	0	0	0	32	**32**	**1**	**1**
Exchange-traded products							
Interest rate futures	1,888	1,173	64	0	**3,125**	**3**	**1**
Interest rate options (purchases/sales)	100	0	0	0	**100**	**0**	**0**
Total	15,902	37,882	61,895	22,355	**138,034**	**1,553**	**1,514**
Other products							
Stock/index products	32	0	0	0	**32**	**0**	**0**
Stock derivatives (purchases/sales)	45	39	0	0	**84**	**0**	**0**
Credit derivatives							
Protection seller	202	849	1,686	1,800	**4,537**	**19**	**0**
Protection buyer	0	0	0	0	**0**	**0**	**0**
Precious metals	11	1	0	0	**12**	**0**	**0**
Miscellaneous other products	0	0	0	0	**0**	**0**	**0**
Total	290	889	1,686	1,800	**4,665**	**19**	**0**
Total derivatives	22,758	43,193	64,962	24,963	**155,876**	**1,828**	**1,841**

For purposes of providing derivative statistics, futures are listed at their fair values. By contrast, the balance of the market values of the futures and the offsetting margin payments in the relevant balance sheet items is zero.

The following table shows the positive and negative fair values as well as the nominal values of the derivative transactions, broken down by counterparty:

	Fair value				Nominal values	
	Positive	Negative	Positive	Negative		
€ millions	31 Dec. 2007	31 Dec. 2007	31 Dec. 2006	31 Dec. 2006	31 Dec. 2007	31 Dec. 2006
Banks in OECD countries	**1,259**	**1,344**	1,584	1,606	**124,912**	139,630
Banks in non-OECD countries	**0**	**0**	0	0	**0**	7
Public-sector agencies in OECD countries	**5**	**19**	19	10	**1,359**	1,451
Other counterparties	**183**	**289**	225	225	**17,660**	14,788
Total	**1,447**	**1,652**	1,828	1,841	**143,931**	155,876

The nominal amounts serve as reference amounts for determining mutually agreed settlement payments and represent the gross volume of all purchases and sales.

OTHER DISCLOSURES

(85) Capital Management

LRP's capital management system is designed to ensure that there is solid capitalization within the LRP Group. To guarantee adequate capital from various perspectives, the Bank analyzes capital ratios and structures both from the point of view of economic capital and regulatory capital requirements.

LRP's capital management is embedded in the overall bank management process, the strategies, rules, monitoring mechanisms, and organizational structures of the LRP Group. Controlling, in conjunction with regulatory reporting, analyzes measures aimed at ensuring the adequacy of the Group's capital resources, ratios, and structures in a requirement-based manner and prepares information to serve as the basis for decisions to be adopted by the Group's Managing Board.

Economic Capital

To safeguard and monitor economic capital, the Managing Board lays down a fixed amount for the permissible overall risk (upper loss limit). This business-oriented capital requirement derived from our risk model is compared with the calculated risk-bearing potential. To safeguard LRP's long-term asset base, stratified standard, stress and worst-case scenarios are calculated and limited to bank and sub-levels, different stochastic methods depending on scenario being used to aggregate the risk categories which take into account the dependencies and distribution functions between the risk categories. This limit system enables risks within the LRP Group to be restricted. In addition, an adequate capital reserve has been set up above the upper loss limit to take into account even potential losses under stress and worst-case scenarios. For more detailed information about the risk management systems and economic capital, see the Risk Report in the consolidated statement of financial condition.

Regulatory Capital

The LRP Group's own funds are determined in accordance with the requirements of the Kreditwesengesetz (German Banking Act) and are based on the relevant capital adequacy requirements stipulated by the supervisory authorities and applicable to groups of credit institutions.

The overall ratio of the LRP Group for 2007 was determined for the first time in accordance with the provisions of the Solvabilitätsverordnung (German Solvency Regulation).

Pursuant to § 10 of the German Banking Act in conjunction with § 2 of the German Solvency Regulation, the overall ratio calculated as the ratio of the Group's own funds and the total of the weighted risk assets for counterparty risks, operational risk and market risk positions weighted by a factor of 12.5 must not fall below 8.0 % at the close of any business day.

Both LRP and the LRP Group complied with these requirements at all times.

The Bank's own funds consist of its Tier I, Tier II (liable equity capital), and Tier III capital. The Group's total Tier II capital must not exceed the amount of Tier I capital. The lower Tier II capital must not exceed 50 % of the total Tier II capital. The Tier III capital is limited to 250 % of the freely available Tier I capital (core capital not required to cover the weighted risk assets). LRP does not currently have Tier III capital.

Modified available equity capital pursuant to § 10 (1d) of the German Banking Act must be used as a basis for calculating the adequacy of own funds. This is produced after deducting the capital charges pursuant to the German Banking Act and by including a value adjustment surplus pursuant to § 10 (2b) No. 9 of the German Banking Act to be taken into account in Tier II capital, as well as the deductible items pursuant to § 10 (6a) of the German Banking Act.

Core capital, or Tier I capital, consists of the paid-in capital, the share premium and other reserves, silent partners' capital contributions, reserves for general banking risks in accordance with § 340 g of the HGB and deductible items (basically consisting of intangible assets and goodwill). Most of the silent partners' capital contributions of the LRP Group are permanent and are mainly held by the owners of LRP.

Supplementary capital, or Tier II capital, is composed of the contingency reserves in accordance with § 340 f of the HGB, the liabilities arising from profit participation rights, and the lower Tier II capital consisting of long-term subordinated liabilities.

The Bank's own funds as defined by the German Banking Act are calculated on the basis of the separate financial statements of the entities included in the basis of consolidation, taking the applicable national accounting regulations into account.

The following table shows the structure of the LRP Group's own funds:

	SolvV	Principle I	Principle I
€ millions	31 Dec. 2007	31 Dec. 2007	31 Dec. 2006
Own funds (Tiers I + II)	2,586	2,591	2,568
Core capital (Tier I)	1,813	1,812	1,688
Supplementary capital (Tier II)	949	948	1,011
Deductible items	176	169	131
of which valuation allowance loss	0	0	0
Risk-weighted position values	19,925	27,595	23,892
Counterparty risks	18,263	26,482	22,904
Market risks	913	1,113	988
Operational risk	750	–	–
Overall ratio in accordance with Principle I	–	9.40 %	10.75 %
Overall ratio in accordance with German Solvency Regulation	10.12 %	–	–

(86) Additional Information on the Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents resulting from cash flows from operating, investing and financing activities. Cash and cash equivalents are the LRP Group's cash reserve.

Net cash provided by operating activities is derived indirectly from the consolidated financial statements. It includes cash flows (inflows and outflows) from loans and advances to other banks and to customers as well as from trading portfolio securities and other assets. Additions and disposals from deposits from other banks and amounts due to customers from securitized and other liabilities are also recognized here. Furthermore, interest and dividend payments resulting from operating activities are allocated to net cash provided by operating activities.

The item "Change in other non-cash items" includes net income/loss from hedging transactions, unrealized trading income/loss, unrealized income/loss from financial instruments designated at fair value, unrealized income/loss from investment property and amortization/write-downs on intangible assets, as well as unrealized other operating income and expenses. Other adjustments include effects from interest income, current income, interest expense and income tax, not including deferred taxes.

Net cash used in investment activities comprises proceeds and payments relating to the disposal or acquisition of equity investments, interests in non-consolidated affiliates, property and equipment, as well as the effects of changes in the basis of consolidation.

All proceeds and payments from transactions relating to equity, subordinated debt, capital generated by profit participation rights, and typical silent partners' contributions are included in net cash used in financing activities.

(87) Subordinated Assets

Assets are considered subordinated if the claims they represent may not be satisfied before those of other creditors in the case of a liquidation or insolvency of the debtor. The asset items of the balance sheet contain the following subordinated assets:

	31 Dec. 2007	31 Dec. 2006
€ millions		
Loans and advances to other banks	**33**	33
Loans and advances to customers	**120**	103
Investment securities	**601**	563
Trading assets	**0**	0
Financial assets designated at fair value	**0**	0
Non-current assets/disposal groups held for sale	**0**	0
Total subordinated assets	**754**	699

(88) List of Shareholdings and Information on Subsidiaries, Associates, and Joint Ventures

The consolidated financial statements contain the annual financial statements of the LRP Bank and the following subsidiaries, joint ventures and associates:

Fully Consolidated Subsidiaries (IAS 27)

No.	Name/Location	Share of capital	Non proportional voting rights	Equity	Profit or loss
		%	%	€ thousands	€ thousands
1.	Lasssarus Handels GmbH, Vienna, Austria	80.00		1,560,626	60,591
2.	LRI Invest S.A., Munsbach, Luxembourg	100.00		2,795	6,015
3.	LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, Luxembourg	100.00		667,086	13,900
4.	LRP Capital GmbH, Mainz	100.00		14,000	0
5.	Mogon Vermögensverwaltung GmbH, Mainz	100.00		1,500,138	0

In addition, the following subsidiaries, associates and joint ventures are not included in the consolidated financial statements:

Subsidiaries not included, no consolidation (IAS 39)

No.	Name/Location	Share of capital	Non proportional voting rights	Equity	Profit or loss
		%	%	€ thousands	€ thousands
6.	A. S. Grundstücksverwaltungs-GmbH, Ingelheim	100.00		89	25
7.	Deutsche Mittelstandsinformatik GmbH, Mainz	90.00		- 550	- 278
8.	LGZ-Anlagen-Gesellschaft mbH, Mainz	100.00		110	n.a.
9.	LRP Erste Beteiligungsgesellschaft mbH, Mainz	100.00		22	- 3
10.	LRP Zweite Beteiligungsgesellschaft mbH, Mainz	100.00		22	- 3
11.	LRP Facility Management GmbH, Mainz	100.00		25	n.a.
12.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz	100.00		100	n.a.
13.	Pollux Erste Beteiligungsgesellschaft mbH, Mainz	100.00		20	- 4
14.	Unterstützungskasse der Landesbank Rheinland-Pfalz - Girozentrale - GmbH, i. L., Mainz	100.00		30	0

Joint ventures, not consolidated on a pro-rata basis

No.	Name/Location	Share of capital	Non proportional voting rights	Equity	Profit or loss
		%	%	€ thousands	€ thousands
15.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel	50.00		- 627	- 81
16.	MIG Immobiliengesellschaft mbH, Mainz	36.36		- 6.676	3.010

Other shareholdings, not consolidated, share of capital of 20 % or more than 20 %

No.	Name/Location	Share of capital	Non proportional voting rights	Equity	Profit or loss
		%	%	€ thousands	€ thousands
17.	LRI Support Personenvereinigung, Luxembourg, Luxembourg	33.33		n.a.	n.a.
18.	Mainzer Aufbau-Gesellschaft mbH, Mainz	23.13	17.70	12,241	6,203
19.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	21.74		5,170	581
20.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Budenheim	20.00		8,602	1

The shareholdings held by LRP Capital GmbH will be registered separately at the register of companies of the Amtsgericht Mainz (HRB 0615) pursuant to § 325 HGB in conjunction with § 287 HGB.

(89) Related Party Disclosures

Related party transactions are concluded on arm's length terms in the ordinary course of business. The following tables show the scope of such transactions:

€ millions	Shareholders	Members of the Managing Board	Affiliates	Joint ventures	Other related parties/ companies
Loans and advances to other banks					
2007	2,881	0	0	0	0
2006	92	0	0	0	0
Loans and advances to customers					
2007	0	0	8	2	0
2006	0	0	3	2	0
Trading assets (incl. financial assets designated at fair value)					
2007	23	0	0	0	0
2006	30	0	0	0	0
Investment securities					
2007	0	0	0	0	0
2006	0	0	0	0	0
Other assets					
2007	0	0	0	0	0
2006	0	0	0	0	0
Total assets					
2007	**2,904**	**0**	**8**	**2**	**0**
2006	122	0	3	2	0

€ millions	Shareholders	Members of the Managing Board	Affiliates	Joint ventures	Other related parties/ companies
Deposits from other banks					
2007	2,088	0	0	0	0
2006	1,353	0	0	0	0
Due to customers					
2007	0	0	1	0	0
2006	0	0	1	1	0
Securitized liabilities					
2007	0	0	0	0	0
2006	471	0	0	0	0
Trading liabilities (incl. financial liabilities designated at fair value)					
2007	24	0	0	0	0
2006	20	0	0	0	0
Provisions					
2007	0	0	0	4	0
2006	0	0	0	4	0
Subordinated debt					
2007	0	0	0	0	0
2006	0	0	0	0	0
Other liabilities					
2007	0	0	0	0	0
2006	0	0	0	0	0
Total liabilities					
2007	**2,112**	**0**	**1**	**4**	**0**
2006	1,844	0	1	5	0

€ millions	Shareholders	Members of the Managing Board	Affiliates	Joint ventures	Other related parties/ companies
Income					
2007	28	0	0	0	0
2006	9	0	1	0	0
Expense					
2007	31	0	0	0	0
2006	29	0	0	0	0
Contingent liabilities					
2007	0	0	0	0	0
2006	0	0	0	0	0

As of the 2007 balance sheet date, there were provisions affecting an LRP joint venture to the value of € 3.9 million (previous year € 3.9 million).

Individuals regarded as related parties pursuant to IAS 24 are members of the Managing Board and of the Supervisory Board of LRP as the parent company. Note (90) provides information on the compensation of and transactions with the individuals concerned.

(90) Executive and Supervisory Bodies and Positions Held

Members of the Managing Board and Supervisory Bodies

MANAGING BOARD

DR. FRIEDHELM PLOGMANN
Chairman

DANIEL F. JUNCKER

PAUL K. SCHMINKE
until 30 June 2007

HANS-JOACHIM STRÜDER
as of 1 July 2007

HUBERT SÜHR

OWNERS' MEETING

Chairman

PETER SCHNEIDER
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

MICHAEL HORN
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

RAINER BRÜDERLE
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

PROF. DR. INGOLF DEUBEL
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

HANS JÖRG DUPPRÉ
District Administrator
Pirmasens

HANS OTTO STREUBER
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

SUPERVISORY BOARD

Chairman

DR. SIEGFRIED JASCHINSKI

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

PETER SCHNEIDER

Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL

Lord Mayor
Mainz

PROF. DR. INGOLF DEUBEL

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

KARL-HEINZ DIELMANN

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ

District Administrator
Pirmasens

ROLAND HÄRTEL

Undersecretary (retired)
Speyer

DR. WINFRIED HIRSCHBERGER

District Administrator
Kusel

MICHAEL HORN

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

KLAUS PINKEMEYER

Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF

Lord Mayor
Landau
until 31 December 2007

Bank employees in advisory capacity

THORSTEN GERHARD

Bank Clerk

MARKUS SCHMIDT

Assistant Vice President

IRMGARD SCHMITZ

Vice President

SASCHA SIEBENHAAR

Bank Clerk

MELANIE VENTER

Bank Clerk

MICHAEL WARFOLOMEOW

Vice President

Deputies

ROGER LEWENTZ

Undersecretary
Ministry of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

FRANZ LINK

Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

DR. RÜDIGER MESSAL

Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

JOACHIM E. SCHIELKE

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

WERNER SCHINELLER

Lord Mayor
Speyer

DR. EBERHARD SCHULTE-WISSERMANN

Lord Mayor
Koblenz

KARL-OTTO VELTEN

District Administrator
Bad Kreuznach

NORBERT WAHL

Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. BERNHARD WALTER

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

PETER PAUL WEINERT

District Administrator
Montabaur

KLAUS DIETER WENDE

Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

RUDOLF ZIPFF

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

The compensation of and defined benefit pension commitments to members of the executive and supervisory bodies are broken down as follows:

	Managing Board		Supervisory Board	
€ millions	2007	2006	2007	2006
Compensation of the executive and supervisory bodies				
Salaries and short-term benefits	**2.1**	2.0	**0.1**	0.1
Post-employment benefits (obligations from defined benefit pension commitments)	**2.8**	4.7	**0.0**	0.0
Other long-term benefits	**0.0**	0.0	**0.0**	0.0
Benefits due to ending employment	**0.0**	0.0	**0.0**	0.0
Compensation of former members of the executive and supervisory bodies and their surviving dependents				
Salaries and short-term benefits	**2.2**	2.1	**0.0**	0.0
Obligations from defined benefit pension commitments to these persons	**24.8**	26.8	**0.0**	0.0

Provisions for pensions totaling € 2.8 million (previous year € 4.7 million) that exist for LRP's Managing Board fully cover all obligations to these pension beneficiaries.

As of the balance sheet date, loans and advances of € 0.6 million (previous year € 0.7 million) had been granted to members of the Managing Board and members of the Supervisory Board. There were no other contingent liabilities. All loans to members of the Managing Board and members of the Supervisory Board bear interest at market rates.

Positions held

Legal representatives or other employees of LRP occupied the following positions on statutory supervisory boards and similar oversight bodies of large corporations and major banks within Germany and abroad:

Company	Position	Incumbent
DekaBank Deutsche Girozentrale Berlin/Frankfurt (Main)	Member of the Supervisory Board	Dr. Friedhelm Plogmann
LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	Member of the Supervisory Board	Dr. Friedhelm Plogmann, Daniel F. Juncker, Hans-Joachim Strüder, Hubert Sühr
Sparkasse Donnersberg, Rockenhausen	Member of the Supervisory Board	Gabriela Wildanger-Hofmeister

(91) Employees

On average, the number of employees was as follows:

	2007			2006		
	Male	Female	Total	Male	Female	Total
Full-time	837	470	1,307	812	452	1,264
Part-time	15	238	253	13	233	246
Trainees	7	9	16	8	9	17
Total	859	717	1,576	833	694	1,527

(92) Events after the Balance Sheet Date

The turbulence on the financial markets which has continued unabated since the beginning of the year will also preoccupy LRP over the next few months. The capital market environment is likely to remain extremely challenging at least until the middle of the year. Should the decline in prices persist across the board, LRP will not be able to extricate itself from this development.

At the end of February 2008, the owners of Landesbank Baden-Württemberg and the State of Rheinland-Pfalz agreed in a framework paper that LRP would be reorganized as a dependent legal entity (unselbständige Anstalt) and integrated into LBBW as of 1 July 2008.

Mainz, 21 April 2008

The Managing Board

Dr. Plogmann Juncker

Strüder Sühr

GLOSSARY

Asset Backed Securities (ABS)
Tradable securities whose payments of interest and principal are backed by underlying assets (usually a receivables pool). As a rule, they are issued by a special-purpose entity as part of a securitization.

Backtesting
A procedure for monitoring the quality of value-at-risk models. Potential losses estimated using the VaR approach are tested over an extended period to see whether they were exceeded significantly more often than might be expected according to the applied confidence level.

Cash Flows
Inflows and outflows of cash and cash equivalents.

CDOs
Collateralized debt obligation, bond collateralized by a receivable. The default risk is not determined by the issuer, but by the assets used to provide the collateralization. In the case of synthetic CDOs, liquidity is invested in assets free of default risk. An additional return is obtained by selling protection through credit default swaps.

Commercial Paper
Short-term, unsecured debt instruments with maturities of up to 270 days issued in the money market by issuers with first-class credit ratings.

Confidence Level
Probability that a potential loss will not exceed an upper loss limit defined using the value-at-risk method.

Credit Derivatives
Derivative financial instruments that allow one participant in the transaction (the risk seller or protection buyer) to transfer the credit risk on a receivable or security to the other participant (the risk buyer or protection seller) in return for payment of a premium. The risk buyer thus assumes the credit risk on the receivable or security without actually having to purchase that underlying asset.

Deferred Taxes
Future tax liabilities and tax credits arising as a result of temporary differences between the IFRSs carrying amount of an asset or liability and its tax base. At the time of reporting, they do not yet constitute actual amounts receivable from or due to tax authorities.

Derivatives
Financial products derived from underlying instruments (such as equities, bonds, currencies, or indexes) whose price can be calculated from the price of an underlying security.

Fair Value
The amount for which a financial instrument can be traded between knowledgeable, willing parties in an arm's length transaction.

Hedge Accounting
A method of accounting for hedging relationships for the purpose of compensating economically and in accounting terms for the changes in the fair value of both the hedged item and the offsetting value changes of the hedging instrument.

Impairment
Unscheduled write-down of the value of assets such as loan and advances, securities, intangible assets, and property and equipment in the amount by which the amortized cost or cost less depreciation exceeds the amount recoverable in the market.

International Financial Reporting Standards (IFRSs)
IFRSs comprise the International Financial Reporting Standards (IFRSs) themselves as well as the previous International Accounting Standards (IASs), the interpretations of the International Financial Reporting Interpretations Committee (formerly Standing Interpretations Committee), and all standards and interpretations issued in the future by the International Accounting Standards Board (IASB).

Issues
Issue of securities, effected either directly or through the services of an arranger. The arranger either conducts the sale on a commission basis for the issuer's account or underwrites the securities at a fixed price before offering them to the public at a higher price.

Letter of Comfort
Obligation towards third parties assumed by LRP according to which LRP undertakes to ensure that its subsidiaries conduct their operations properly and settle their liabilities when due.

Over the Counter (OTC)
"Over the Counter" refers to the trading of financial instruments outside of organized exchanges.

Rating
Standardized credit rating on a security or debtor assigned by independent rating agencies.

Repo (Repurchase) Agreement
A combination of a spot purchase or spot sale of securities with a simultaneous forward sale or forward repurchase transaction with the same counterparty.

Return on Equity (RoE)
Indicator which compares the ratio of profit before tax to average equity.

Securitization
Issue of securities (such as bonds or commercial paper) as a replacement for loans or the financing of loans and advances.

Special-Purpose Entities
Special-purpose entities are vehicles formed to fulfill a narrowly and precisely defined business purpose whose management typically has little or no decision-making authority once the entity has been formed. In addition, the business policy defined in the articles of incorporation or similar contractual arrangements cannot be changed subsequently. This is often referred to as an autopilot mechanism. Special-purpose entities usually have little equity, and this equity is usually not contributed by the company for whose benefit the SPE ultimately does business (initiator).

Spread
Difference between two prices, or a premium/discount compared to a particular reference rate.

Stress Testing
A method that attempts to model the loss effects of extreme events; a required supplement to value-at-risk analyses, which do not take adequate account of such events.

Value at Risk (VaR)
The VaR identifies the maximum possible loss that may occur within a given period and at a given confidence level if certain assumed changes in market parameters materialize. This statistical measurement serves to compare market risks in different portfolios held by the LRP Group.

Volatility
Price fluctuation of a security or a currency and/or bandwidth of fluctuation of interest rates.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable financial reporting framework, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group, and the Consolidated Statement of Financial Condition gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks relating to the expected future development of the Group.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

To the extent that this Annual Report contains forward-looking statements, expectations and assumptions, these statements may be subject to known and unknown risks and uncertainties. Forward-looking statements, identified by the use of such terms as "estimate", "forecast", "planning", "expect", "anticipated", "assume" and similar formulations, are not historical facts. The actual results and developments may therefore differ materially from the expectations and assumptions expressed. Such developments may result from changes in general economic conditions, the competitive situation, the performance of the financial markets, the development of currency exchange rates as well as from changes to the general legal and/or tax law framework. In addition, differences may result from borrowers defaulting and other reasons not mentioned here. The LRP Group assumes no obligation to update this Annual Report in the light of new information or against the backdrop of future events occurring after it has been published.

INDEPENDENT AUDITORS' REPORT

"We have audited the consolidated financial statements prepared by LRP Landesbank Rheinland Pfalz, Mainz, - which comprise the balance sheet, the statement of income, statement of recognized income and expense, the cash flow statement and the Notes - together with the consolidated statement of financial condition for the fiscal year from 1 January to 31 December 2007. The preparation of consolidated financial statements and the consolidated statement of financial condition in accordance with IFRSs, as applicable in the EU, and the supplementary commercial provisions pursuant to § 315 a (1) of the HGB are the responsibility of the Bank's Managing Board. Our responsibility is to express an opinion on the consolidated financial statements and the consolidated statement of financial conditions based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 of the HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) in Germany. Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the consolidated statement of financial condition are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the consolidated financial statements and consolidated statement of financial condition are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in the consolidated financial statements, the demarcation of the basis of consolidation, the accounting and consolidation principles used, and assessing significant estimates made by the Managing Board as well as evaluating the overall presentation of the consolidated financial statements and the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Based on our assessment of the results of the audit, the consolidated financial statements comply with IFRSs, as applicable in the EU, and the supplementary commercial provisions pursuant to § 315 a (1) of the HGB and give a true and fair view of the Group's net assets, financial position and results of operations. The consolidated statement of financial condition is in accordance with the consolidated financial statements, provides a suitable understanding of the position of the Group and suitably presents the opportunities and risks relating to future development."

Frankfurt (Main), 25 April 2008

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Walter Schuldt	ppa. Thorsten Mohr
German Public	German Public
Accountant	Accountant



WORKING WORLD | How will our working world continue to change in the future as a result of the fast advances in information and communication technologies?



FOUR QUESTIONS FOR:

PROF. DR. DIETER ROMBACH, Fraunhofer-Institut für Experimentelles Software Engineering, Kaiserslautern

Professor Rombach, what will the world look like 50 years from now? On the surface it will be quite similar to the world of today, for we will want to feel at ease in this world also 50 years from now. But "behind the scenes", our lives will be made more comfortable and secure by "ambient intelligence", i. e. computers and sensors embedded in our environment. A decisive role will be played by self-organizing computers running on intelligent software and using sensors to detect people's wishes.

What changes do you envisage in the working world? Intelligent environments will make sure that the right information is available at the right place and at the right time. For example, when carrying out maintenance and repair work on a given piece of equipment, engineers will be provided with all relevant technical details through visual or acoustic media. Also, lighting and air-conditioning



settings in offices can automatically be adjusted to different users' specific preferences.

What do you envisage for the future of software sciences? Fifty years from now intelligent software will be produced cost-efficiently in modular form and subject to quality management just like many conventional products. This means that software makers will attain the high levels of quality which are today customary in the automotive and aerospace industries. Software sciences will focus on architectures for automatically configurable systems, standards for components and automated processes designed to guarantee high levels of quality.

And how can our bank be instrumental in this? First, your bank is a major user of IT systems and as such you can provide the software industry with valuable input and suggestions. Second, as an employer you can support and promote the adoption of ambient computer systems in the working world. And last but not least, LRP can secure a decisive competitive advantage through proactively funded cooperations with innovative research partners.

REPORT OF THE OWNERS' MEETING

The Owners' Meeting of LRP Landesbank Rheinland-Pfalz performed its tasks in compliance with the laws and the Bank's statutes. It was regularly kept informed about the situation of the Bank and the Group. Particular attention was paid to LRP's ongoing integration in the LBBW Group as well as to important equity investment matters.

As of 30 June 2007, Mr Paul K. Schminke retired from the LRP Group following 30 years of service, including 17 years on the Managing Board of LRP Landesbank Rheinland-Pfalz. The Owners' Meeting would like to thank Mr Schminke for his strong commitment and his valuable contributions to the Bank's development. In his capacity as a member of the Managing Board Mr Schminke was succeeded by Mr Hans-Joachim Strüder with effect from 1 July 2007. Mr Strüder continues to be a member of the Managing Board of LBBW as well.

By resolution of 7 April 2008 the Owners' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2007, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2007 business year were formally ratified.

Mainz, 7 April 2008

Chairman of the
Owners' Meeting

PETER SCHNEIDER,
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg

Chairman of the
Supervisory Board
Landesbank Baden-Württemberg

REPORT OF THE SUPERVISORY BOARD

In the year under review, the Supervisory Board of LRP Landesbank Rheinland-Pfalz was regularly informed by the Managing Board of the business and overall development of the Bank and the Group. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave its approval to transactions where required. Committees – Credit Committee and Audit Committee – formed from within its ranks performed the tasks incumbent upon them.

In 2007, the Supervisory Board held three meetings at which it was informed of LRP's current business trend, its risk situation, its strategic further development as well as its plans and budgets. In addition, the Supervisory Board took note of the LRP business strategy 2007, the risk strategy and the strategy for the treatment of operational risks. The activity of the Internal Auditing unit was also reported to the Supervisory Board. Apart from the development of the Bank's business, the Supervisory Board paid particular attention to LRP's integration in the LBBW Group.

Lord Mayor Dr. Christof Wolff resigned from the Supervisory Board effective year-end 2007. The Supervisory Board would like to thank Dr. Wolff for his constructive support and his long-standing contributions to the Bank's success.

The 2007 annual accounts were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition. The annual accounts comply with the legal requirements. The statement of financial condition complies in full with the annual accounts. The certificate of audit was given without qualifications. The Supervisory Board has taken cognizance of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination. The Supervisory Board has approved the annual accounts and the annual report and proposed to formally ratify the acts of the Managing Board.

The Supervisory Board approves the Managing Board's proposal regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualifications. The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 7 April 2008

Chairman of the
Supervisory Board

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg



ENERGY | Our planet offers enormous energy reserves. Are solar, wind and other renewable energies the key to energy supplies in 2058?



FOUR QUESTIONS FOR:

FRED JUNG, Managing Director, juwi GmbH, Mainz

Mr Jung, what will the world look like 50 years from now? This depends on many things. Can a just distribution of resources be achieved? Can we stop climate change? By placing more emphasis on the environment, on nature and on people, we can contribute to preserving creation. Clean energy supplies will play an elementary role in this process. This is the only way to create spaces worth living in, sound prospects for the future and regional value chains.

What role do you feel will renewable energies play in this regard? Renewable energy sources will dominate the worldwide energy market – in the electricity sector as well as in the heating sector. They will also play an important role for mobility. Many regions and countries will rely on a smart mix of renewable energies for 100% of their energy requirements. Thanks to its pioneering position in this field, Germany will have become largely independent of expensive energy imports and its technological lead will help create new jobs.



Where do you see your company in the future? We will be putting in place numerous new renewable energy plants worldwide. Thanks to our partnerships with local authorities as well as regional power suppliers and investors we will jointly implement successful projects. Experiencing dynamic yet organic growth with committed and motivated employees, juwi will be a proactive force in the energy turnaround. Work at juwi will continue to be inspired by our vision of 100% renewable energies.

What can our bank do for medium-sized companies like yours? Juwi needs banks who know what makes us tick, where our bottlenecks are, how the market is developing and how our business works. With such partners we can jointly employ the right instruments and measures to push ahead our growth and implement our projects. LRP has developed specialist renewables expertise which fits in well with our growth and our vision of the renewable energies market. We believe that the Bank should continue to build on this expertise.

OWNERS' MEETING

Chairman

PETER SCHNEIDER

Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

DR. SIEGFRIED JASCHINSKI

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

MICHAEL HORN

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

RAINER BRÜDERLE

Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

PROF. DR. INGOLF DEUBEL

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

HANS JÖRG DUPPRÉ

District Administrator
Pirmasens

HANS OTTO STREUBER

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

SUPERVISORY BOARD

Chairman

DR. SIEGFRIED JASCHINSKI

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

PETER SCHNEIDER

Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL

Lord Mayor
Mainz

PROF. DR. INGOLF DEUBEL

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

KARL-HEINZ DIELMANN

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ

District Administrator
Pirmasens

ROLAND HÄRTEL

Undersecretary (retired)
Speyer

DR. WINFRIED HIRSCHBERGER

District Administrator
Kusel

MICHAEL HORN

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

KLAUS PINKEMEYER

Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF

Lord Mayor
Landau
until 31 December 2007

Bank employees in advisory capacity

THORSTEN GERHARD

Bank Clerk

MARKUS SCHMIDT

Assistant Vice President

IRMGARD SCHMITZ

Vice President

SASCHA SIEBENHAAR

Bank Clerk

MELANIE VENTER

Bank Clerk

MICHAEL WARFOLOMEOW

Vice President

Deputies

ROGER LEWENTZ

Undersecretary
Ministry of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

FRANZ LINK

Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

DR. RÜDIGER MESSAL

Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

JOACHIM E. SCHIELKE

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

WERNER SCHINELLER

Lord Mayor
Speyer

DR. EBERHARD SCHULTE-WISSERMANN

Lord Mayor
Koblenz

KARL-OTTO VELTEN

District Administrator
Bad Kreuznach

NORBERT WAHL

Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. BERNHARD WALTER

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

PETER PAUL WEINERT

District Administrator
Montabaur

KLAUS DIETER WENDE

Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

RUDOLF ZIPF

Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

MANAGING BOARD

DR. FRIEDHELM PLOGMANN
Chairman

DANIEL F. JUNCKER

PAUL K. SCHMINKE
until 30 June 2007

HANS-JOACHIM STRÜDER
as of 1 July 2007

HUBERT SÜHR

Division Executives

LRP

ERICH ALBERTMELCHER
Senior Executive Vice President
Real Estate Customers National

MARGIT ALTMANN
Personnel, Administration

ALAIN BAUSTERT
Manager of Luxembourg Branch

KLAUS FUNCKE
Savings Banks, Municipal Authority
Customers, Banking Services

HANS-JÜRGEN HAAS
Credit/Risk Management,
Administration

BENEDIKT HAU
Senior Executive Vice President
Credit Department Financial Institutions,
Sovereigns and Trade Finance

NORBERT HAVENITH
Internal Auditing

KLAUS JAEGER
Organization and Information Technology

GERHARD KLIMM
Senior Executive Vice President
Investment Banking

PETER KOHL
Treasury
Manager of Luxembourg Branch

WOLFGANG KRONEWITTER
Medium-sized Corporate Customers

DR. JÖRG LAUER
Senior Executive Vice President
Real Estate Customers International

FRANK ORNATH
Corporates

DR. WOLFRAM PIKA
Legal, Taxes, Participations

IRENE PITSCH
Credit/Risk Management Real Estate

GUNDOLF REITMAIER
Central Departments Staff

RAINER RICHARTS
State Trust Agency

HELMUT SCHMITT
Group Steering and Control

WOLF-RÜDIGER STAHL
Structured Finance

LRI

ALAIN BAUSTERT
Managing Director (Spokesman)

EDGAR FUSENIG
General Manager

ROBY HAAS
Managing Director

MARIE-ANNE VAN DEN BERG
General Manager



CULTURE | Culture is a mirror of society and social change. Does it reflect future changes already today?


I FEEL
GOOD

FOUR QUESTIONS FOR:

MARTIN SCHLÄPFER, Director and Chief Choreographer ballettmainz, Staatstheater Mainz

Mr Schläpfer, what will the world look like 50 years from now? Assuming that we spared a nuclear and ecological catastrophe, the world will simply be different. It will not be better but it will certainly not be worse than today or in the past.

What role will culture play in the process?
I expect that, even more than today, all sorts of things will be called culture and be promoted as such, while at the same time it will become ever more difficult to recognize true art. What we are seeing today is that all sorts of more or less mundane social events are elevated to "culture" and that there is an almost frantic funding of so-called cultural programs. This tends to suffocate true art and art promotion, thereby further weakening society's receptiveness to true and important art.



What future do you envisage for your troupe? A ballet and dance troupe very much acts in, and responds to, its time. This makes this art so fragile and fleeting and at the same time so ephemeral and transient. I do not foresee a fixed future for my troupe even though this does not mean that there is no future. But the very concept of future in the sense of a clearly envisaged outcome runs against everything that the art of ballet and dance is all about.

What can our bank do for "cultural workers" like you? Money can protect a talent and keep an artist from becoming opportunist and commercialized. This does not necessarily have to be so, but I would consider this to be true from my own point of view and in light of my own personal standards. This is why I believe it is important to give a lot of thought to what should be funded, to the amount of such funding and to the selection of the funding recipients!

LRP Landesbank Rheinland-Pfalz is committed to corporate citizenship

Corporate citizenship remains integral to LRP's mission. The Bank continues to considerably promote the arts and sciences and to support humanitarian endeavors both directly and through a dedicated foundation established more than two decades ago. Beyond its entrepreneurial assignment, LRP's social commitment is geared to strengthen the social fabric in Rheinland-Pfalz and to contribute to the supraregional reputation of this location. The Bank supports and promotes manifold initiatives recognizing that art and science, local traditions and forward-looking research, conservation and entrepreneurial creativity are all essential elements of a rich cultural life, for it is the culture of a country, which reflects the knowledge of its society. Preserving and increasing this knowledge is an integral part of our corporate culture.

In addition, the LRP art collection comprises far more than 2,000 works of art focusing on Rheinland-Pfalz artists, in particular paintings, graphic arts, photographs and sculptures. We use our internet presence to present selected works of art to a broader public (visit www.lrp.de/webgalerie).

LRP

Member of the LBBW Group

LRP Landesbank Rheinland-Pfalz
Grosse Bleiche 54-56
55098 Mainz
Germany
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
LRP@LRP.de
www.lrp.de

LRP Landesbank Rheinland-Pfalz is committed to corporate citizenship

Corporate citizenship remains integral to LRP's mission. The Bank continues to considerably promote the arts and science and to support humanitarian endeavors both directly and through a dedicated foundation established more than two decades ago. Beyond its entrepreneurial assignment, LRP's social commitment is geared to strengthen the social fabric in Rheinland-Pfalz and to contribute to the supraregional reputation of this location. The Bank supports and promotes manifold initiatives recognizing that art and science, local tradition and forward-looking research, conservation and entrepreneurial creativity are all essential elements of a rich cultural life, for it is the culture of a country, which reflects the knowledge of its society. Preserving and increasing this knowledge is an integral part of our corporate culture.

In addition, the LRP art collection comprises far more than 2,000 works of art focusing on Rheinland-Pfalz artists, in particular paintings, graphic arts, photographs and sculptures. We use our internet presence to present selected works of art to a broader public (visit www.lrp.de/webgalerie).

LRP

Member of the LBBW Group

LRP Landesbank Rheinland-Pfalz
Grosse Bleiche 54-56
55098 Mainz
Germany
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
LRP@LRP.de
www.lrp.de

IMPRINT

PUBLISHED BY

LRP Landesbank Rheinland-Pfalz
Mainz

DESIGN

Hilger & Boie GmbH
Büro für Gestaltung
Wiesbaden

COMPOSITION · PRINTING

Universitätsdruckerei H. Schmidt
GmbH & Co. KG
Mainz

1-11 5/08 1,800



DIE MAINZER HOFSÄNGER

Tribute concerts for the preservation of historical churches and buildings.

BALLETTMAINZ

20 dancers under the direction of chief choreographer Martin Schläpfer.

NIBELUNGEN-FESTSPIELE WORMS

Theatre production in front of Worms Cathedral.



MUSIK DEBÜT IN LANDAU

Competition of highly talented young musicians.

CONSTANTIN THE GREAT

Reconstruction of the imperial statue for the cultural and historic exhibition entitled "Constantin the Great". This exhibition was the Rhineland-Palatinate's contribution to the European Capital of Culture 2007 Luxembourg and Greater Region.



"FURNITURE FIT FOR A QUEEN"

Exhibition of masterpieces for the courts of Europe by Roentgen – Roentgen Museum Neuwied (district museum Neuwied).




HEE!
HEE!
HEE!!

"KEITH HARING - LIFE AS A DRAWING"

Drawings and paintings of the American – Ludwig Museum, Koblenz.

SCIENCE MARKET ORGANIZED BY JOHANNES GUTENBERG UNIVERSITY MAINZ

Hands-on presentations and activities.

STIFTERVERBAND FÜR DIE DEUTSCHE WISSENSCHAFT

Corporate sponsoring of large science organizations in our federal state.

GERMAN INDUSTRY INNOVATION AWARD

LRP has sponsored a special award for sustainable innovative corporate philosophy as a contribution to the annual German Industry Innovation Award instituted in 1980.

INTERNATIONAL HACHENBURG HORSE RIDING FESTIVAL

Support of this international event in cooperation with the local savings bank.

CHESS CLASSIC MAINZ

At this tournament, amateurs compete with the world's best chess players.

FRITZ WALTER FOUNDATION

Sponsoring of outstanding initiatives in the field of youth sports and social youth work.

LRP

Member of the LBBW Group

END